As filed with the Securities and Exchange Commission on July 28, 2011
Registration No. 333-174139
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Carbonite, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7379	33-1111329
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
177 Huntington Avenue
Boston, Massachusetts 02115
(617) 587-1100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Friend
Chief Executive Officer
Carbonite, Inc.
177 Huntington Avenue
Boston, Massachusetts 02115
(617) 587-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Susan E. Pravda, Esq. Paul D. Broude, Esq. Edouard C. LeFevre, Esq. Foley & Lardner LLP 111 Huntington Avenue Boston, Massachusetts 02199 (617) 342-4000	Martin A. Wellington, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of the proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum		Amount of
Title of Each Class of	to be	Aggregate Offering	Proposed Maximum	Registration
Securities to be Registered	Registered(1)	Price Per Share	Aggregate Offering Price(2)	Fee(3)
Common Stock, par value $0.01 per share	7,187,500	$17.00	$122,187,500	$14,185.97

(1)	Includes 937,500 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	The Registrant previously paid $11,610.00 in connection with the initial filing of this Registration Statement on May 12, 2011.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated July 28, 2011
PROSPECTUS
6,250,000 Shares

Common Stock

This is Carbonite, Inc.’s initial public offering. We are selling 5,366,473 shares of our common stock and the selling stockholders are selling 883,527 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

We expect the public offering price to be between $15.00 and $17.00 per share. Currently, no public market exists for the shares. After pricing of this offering, we expect that the shares will trade on the Nasdaq Global Market under the symbol “CARB.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional 937,500 shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2011.

BofA Merrill Lynch	J.P. Morgan

William Blair & Company	Canaccord Genuity	Oppenheimer & Co.	Pacific Crest Securities

The date of this prospectus is          , 2011.

Backing up the world's computers.

CARBONITE
Restoring...
CARBONITE
Automatic & Secure
Online Backup
Fast & Simple
File Recovery
Anytime, Anywhere
Access

We provide affordable, automatic, secure online backup solutions for consumers and small and medium sized businesses, with anytime, anywhere access to their stored files. Installation is easy, and our customers have the peace of mind that comes from having copies of their lives stored safely in the Carbonite Personal Cloud.

CARBONITE™
Back it up. Get it back.™

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including           , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the U.S.: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the U.S.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the words “Carbonite,” “we,” “company,” “us,” and “our” refer to Carbonite, Inc. and our wholly owned subsidiaries.

Overview

We are a leading provider of online backup solutions for consumers and small and medium sized businesses, or SMBs. We provide easy-to-use, affordable, unlimited, and secure online backup solutions with anytime, anywhere access to files stored on our servers, which we call the Carbonite Personal Cloud. We believe that we are the best known brand in the online backup market.

We founded Carbonite on one simple idea: all computers need to be backed up, and in this always-connected and highly-mobile world, online backup is the ideal approach. Our “set and forget” automated solution requires little effort and protects our customers’ stored files even if their computers are lost, stolen, or destroyed.

Our backup solutions work quietly in the background, automatically and continuously uploading encrypted copies of our customers’ files to the Carbonite Personal Cloud. Our customers can browse and share their photos, videos, and documents anytime, anywhere using a web browser or our free iPad, iPhone, BlackBerry, and Android apps. We charge consumers a $59 flat fee for one year of unlimited online backup. In 2010, we introduced a version of our solution specifically designed for SMBs, with features designed for multiple computers and users, enabling SMBs to easily install and use Carbonite backup without the help of a professional IT staff.

As of June 30, 2011, we had more than 1.1 million consumer and SMB subscribers in over 100 countries. Since 2005, we have backed up over 100 billion files and have restored over seven billion files that might otherwise have been permanently lost. We currently back up more than 200 million files each day.

We have developed a highly predictable subscription revenue model, with a consistently high customer retention rate and a scalable infrastructure to support our growth. We generated revenue of $38.6 million and $27.2 million in 2010 and the six months ended June 30, 2011, respectively. We continue to invest heavily in customer acquisition, principally through advertising, and as a result we recorded net losses of $25.8 million and $10.0 million in the same periods. Our bookings have grown from $14.1 million in 2008 to $54.1 million in 2010. For a reconciliation of bookings to revenue for the last three years and the six months ended June 30, 2010 and 2011, see footnote 7 to “Summary Consolidated Financial and Other Data.”

Industry Trends

We believe that a decade from now nearly every device that creates or stores data, including desktop and laptop computers, tablets, smartphones, and digital cameras, will be backed up over the internet. Online backup is gaining increasing acceptance as the best way to store copies of valuable data off-premise, where they are safe from equipment failure, theft, loss, viruses, and accidental deletion.

Several trends are helping to fuel the growth of the online backup industry:

Your life is on your computer.  Computers and mobile devices have transformed the way people work, communicate, and lead their daily personal and professional lives. People store a plethora of information on their computers and mobile devices. Often these files are accumulated over time and are irreplaceable, making their loss devastating for the owner.

The number of data-creating devices is growing rapidly.  Today, there are billions of computers and other electronics devices worldwide. According to IDC2, an independent research firm, over two billion devices were shipped in 2010 alone. These devices are becoming increasingly powerful, enabling users to create and consume high quality multimedia content and leading to an exponential increase in created and stored content.

Shift to laptop computers.  The market shift to laptops continues to accelerate. By 2014, notebook and netbook shipments are projected to be 439 million units compared to 154 million desktop units, according to IDC. Laptop users need a backup solution that works anywhere and that does not require external hardware.

Proliferation of broadband connections.  Today, fixed and mobile broadband connections are nearly ubiquitous. Based on data from OECD Broadband Portal, or OECD2, the percentage of fixed broadband subscriptions in the OECD countries, which include U.S., Canada, Mexico, Australia, New Zealand, Korea, Japan and many European countries, has grown from approximately 2.9% in 2001 to over 24.2% in 2010, expanding the potential market for online backup. The OECD also estimates that as of June 2010, there were over 700 million fixed and mobile broadband subscriptions in the OECD countries.

Smartphones and tablets drive demand for anytime, anywhere access.  The growing popularity of smartphones, tablet computers, and other mobile devices is driving the demand for instant access to information regardless of a user’s location. According to IDC, smartphone and tablet shipments are expected to grow by 49% and 170%, respectively, in 2011.

Plummeting storage and bandwidth costs.  The cost of providing online backup is highly dependent on the cost of storage and bandwidth. The cost of a gigabyte of capacity-optimized storage has fallen from approximately $5.35 in 2005 to approximately $1.23 in 2010, a decline of 77.0%, according to IDC. IDC forecasts a further decline in these storage costs at a rate of 25% to 30% annually to approximately $0.36 in 2014. In 2005, the average wholesale cost of bandwidth was approximately $75 per megabits per second (Mbps) as compared to $5 per Mbps in 2010, according to an August 2010 study done by DrPeering International. This study projects that the wholesale cost of bandwidth will further decline to approximately $0.94 per Mbps in 2014.

There are multiple alternatives currently available for backing up data, such as external hard disk drives, flash memory drives, CDs, DVDs, and tape backup drives. However, these traditional alternatives are limited by drive capacity, cumbersome to scale, prone to failure, not secure, and not accessible from a remote location. Consumers and SMBs are increasingly searching for simple, affordable solutions that provide reliable and secure online backup and anytime, anywhere access to their stored files. We believe that online backup effectively addresses the limitations of traditional solutions and will be the predominant backup solution in the future.

Our Solution

We provide online backup solutions for consumers and SMBs. We believe that our customers buy our solutions because they are easy to use, affordable, and secure, and provide our customers unlimited capacity and anytime, anywhere access to their stored files. We make it easy for customers to restore their files and we provide high quality customer service to those customers who need assistance.

2 The IDC information was derived from reports dated October and December 2010 and March and April 2011. The OECD information was accessed on April 30, 2011 at www.oecd.org/sti/ict/broadband.

We believe that our solutions provide the following benefits to all of our customers:

Easy to install and use.  We offer our customers unlimited backup, eliminating the need to manually pick and choose which files to back up. Installation requires just an email address and password. Once installed, our “set and forget” solution works continuously in the background backing up new and changed files.

Easy to restore files.  In the event of data loss, our restore wizard guides customers through the process of restoring their files. If customers accidentally delete or overwrite files on their computers, they can quickly restore them from any computer with an internet connection.

Anytime, anywhere access.  We enable customers to access stored files from the Carbonite Personal Cloud anytime, anywhere using a web browser or one of our free iPad, iPhone, BlackBerry, or Android apps. Unlike traditional remote desktop applications, we allow our customers to access their stored files even if their computers are turned off, lost, stolen, or destroyed.

Affordability.  We believe that we were one of the first companies to offer consumers unlimited online backup for a fixed price. Our consumer subscription costs $59 for one year, with discounts for multi-year plans. Our SMB solution allows for an unlimited number of users, with tiered pricing based on the total amount of data backed up.

Security.  We encrypt all our customers’ files before they are transmitted to our data centers, guarding against unauthorized access to backed-up files and ensuring a high level of data security. In addition, we employ state-of-the-art data center security measures intended to prevent intrusions.

Reliability.  Our proprietary Carbonite Communications System and Carbonite File System manage our customers’ stored files and are designed to ensure high levels of reliability and accessibility.

Our Key Competitive Strengths

We believe that our key competitive strengths include the following:

Brand awareness.  We believe that we have among the highest brand awareness in the online backup market. According to our research surveys, our unaided brand awareness is more than one and a half times that of our nearest competitor. We promote our brand through our multi-channel marketing program, which over the past two years has included advertising endorsements from 49 national radio talk show personalities. We also have a broad presence in television, online display advertising, print advertising, paid and natural search, and a large affiliate network.

Scale.  Scale provides us with a competitive advantage in both infrastructure and marketing. We believe that our large scale infrastructure enables us to store additional files at lower incremental cost than our smaller competitors. In addition, we are able to purchase national advertising at advantageous rates, access advertising opportunities that may be unavailable to smaller businesses, and take advantage of sophisticated analytical marketing systems.

Optimized backup architecture.  Our entire infrastructure is optimized for backup, which is a low transaction speed, high volume, write mostly application. We believe that our average storage costs per subscriber are lower than those realized by typical general purpose data center storage systems.

Comprehensive customer support.  We believe that our customer support is more comprehensive than that offered by our primary competitors in the online backup market and aids in our customer retention. We provide free telephone, live chat, and email customer support in our basic subscription fee.

Significant intellectual property portfolio.  We have a significant intellectual property portfolio relating to our online backup solutions. CARBONITE and the Carbonite logo are registered trademarks in the U.S. and over 30 other countries. In addition, we have 13 pending patent applications that cover both our technical infrastructure and our key usability and design concepts.

Our Growth Strategy

We plan to continue to grow our core business. With over 200 million broadband subscriptions in the U.S. alone, according to the OECD, we believe that we have a large domestic opportunity. In addition, we are pursuing several other ways to enhance our revenue and growth:

Enhanced consumer offerings.  We intend to enhance our consumer offerings with a series of features, such as external hard drive backup, tailored to appeal to market segments that we do not serve today.

Broadened SMB offerings.  We intend to expand the feature set of our SMB solutions with enhanced administrative controls to drive further market adoption.

International expansion.  We plan to launch our SMB offering in China over the next year. We have also translated Carbonite into French and expect to start marketing in Europe in 2012.

U.S.-based customer support.  We have initiated steps to expand our U.S.-based support operations, as we determined that this provides superior support to our customers and is more cost effective. We intend to use our U.S.-based support organization to drive additional sales and offer premium customer support services to our SMB customers.

Smartphone and tablet backup.  We intend to back up smartphones and tablets, providing a substantial new growth opportunity for us.

Strategic investments and acquisitions.  We continually evaluate strategic investment and acquisition opportunities to enhance the features of our solutions, accelerate the growth of our customer base, extend our product portfolio, increase our geographic presence, and take advantage of new market opportunities.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that represent challenges we face in connection with the successful implementation of our strategy and the growth of our business.

Corporate Information

We were incorporated in Delaware in 2005. Our principal executive offices are located at 177 Huntington Avenue, Boston, Massachusetts, 02115, and our telephone number is (617) 587-1100. Our website address is www.carbonite.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

CARBONITE, the Carbonite logo and other trademarks of Carbonite appearing in this prospectus are the property of Carbonite. Solely for convenience, our trademarks and trade names referred to in this prospectus are without the ® or tm symbol, as applicable, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. Trade names and trademarks of other companies appearing in this prospectus are the property of the respective holders.

THE OFFERING

Common stock offered:

By Carbonite, Inc.	5,366,473 shares

By the selling stockholders	883,527 shares

Shares outstanding after the offering:	24,000,105 shares (or 24,937,605 shares if the underwriters exercise their overallotment option in full)

Overallotment option:

By Carbonite, Inc.	937,500 shares

Use of proceeds:	We expect that the net proceeds to us from this offering, based on an assumed initial public offering price of $16.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, will be approximately $77.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to complementary technologies, solutions, or businesses. We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol:	“CARB”

The number of shares of our common stock outstanding after this offering is based on 18,633,632 shares outstanding as of June 30, 2011, and excludes:

•	2,037,410 shares of common stock issuable upon the exercise of outstanding options at June 30, 2011 to purchase our common stock granted pursuant to our 2005 Stock Incentive Plan at a weighted average exercise price of $3.39 per share;

•	11,316 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $2.32 per share;

•	266,268 additional shares of common stock reserved for issuance under our 2005 Stock Incentive Plan as of June 30, 2011; and

•	1,662,000 additional shares of common stock reserved for issuance under our 2011 Equity Award Plan.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

•	the automatic conversion of all outstanding shares of our preferred stock and warrants to purchase shares of our preferred stock into 13,483,473 shares of common stock and warrants to purchase 11,316 shares of common stock, respectively, upon the completion of this offering; and

•	no exercise of the underwriters’ overallotment option to purchase up to 937,500 additional shares of our common stock.

After this offering, our directors, executive officers, and holders of more than 5% of our common stock prior to this offering, together with their affiliates, will beneficially own, in the aggregate, approximately 50.2% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize certain consolidated financial and other data for our business. You should read this summary consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2008, 2009, and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2010 and 2011, and the consolidated balance sheet data as of June 30, 2011, are derived from our consolidated unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future.

				Six Months Ended
	Years Ended December 31,			June 30,
	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)

Consolidated statements of operations data:
Revenue	$8,202	$19,114	$38,563	$16,685	$27,242
Cost of revenue	4,273	8,954	16,284	7,449	10,311

Gross profit	3,929	10,160	22,279	9,236	16,931
Operating expenses:
Research and development	4,663	6,210	10,868	4,973	7,710
General and administrative	2,389	2,485	4,209	2,033	2,878
Sales and marketing	14,729	21,067	33,098	16,464	16,358

Total operating expenses	21,781	29,762	48,175	23,470	26,946

Loss from operations	(17,852)	(19,602)	(25,896)	(14,234)	(10,015)
Interest income, net	413	391	143	120	31
Other income (expense)	—	(14)	(10)	1	(5)

Net loss	(17,439)	(19,225)	(25,763)	(14,113)	(9,989)

Accretion of redeemable convertible preferred stock	(210)	(210)	(210)	(105)	(105)

Net loss attributable to common stockholders	$(17,649)	$(19,435)	$(25,973)	$(14,218)	$(10,094)

Net loss attributable to common stockholders per share—basic and diluted	$(4.61)	$(4.78)	$(5.90)	$(3.26)	$(2.02)

Weighted average number of common shares used in computing net loss per share—basic and diluted	3,828,073	4,065,230	4,399,137	4,367,982	5,009,565
Pro forma net loss per share attributable to common stockholders—basic and diluted (1)			$(1.44)		$(0.54)

Pro forma weighted average number of common shares used in computing pro forma net loss per share attributable to common stockholders—basic and diluted (1)			17,882,610		18,493,038

	As of June 30, 2011
			Pro Forma as
	Actual	Pro Forma	Adjusted (2)
	(in thousands)

Consolidated balance sheet data (3):
Cash	$16,243	$16,243	$94,701
Working capital (deficit)	(25,448)	(25,448)	53,370
Total assets	42,370	42,370	119,164
Deferred revenue, including current portion	49,312	49,312	49,312
Total liabilities	58,036	57,935	57,575
Preferred stock warrant liability	101	—	—
Redeemable and convertible preferred stock	68,835	—	—
Total stockholders’ equity (deficit)	(84,501)	(15,565)	61,589

Key Metrics

To provide investors with additional information, the table below presents our key non-GAAP financial and operating metrics for the periods presented, including total customers, annual retention rate, renewal rate, bookings, and free cash flow:

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands, except percentage data)

Total customers (4)	281	590	951	782	1,114
Annual retention rate (5)	81%	79%	83%	80%	83%
Renewal rate (6)	78%	78%	81%	80%	82%
Bookings (7)	$14,069	$32,857	$54,141	$24,235	$37,246
Free cash flow (8)	$(12,409)	$(8,045)	$(12,204)	$(8,099)	$(6,369)

(1)	Pro forma basic net loss per share has been calculated assuming the conversion of all outstanding shares of our preferred stock into 13,483,473 shares of common stock upon the completion of this offering.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share of common stock, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the amount of cash, working capital, total assets, and total stockholders’ equity (deficit) by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) cash, working capital, total assets, and total stockholders’ equity (deficit) by approximately $14.9 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at the pricing of this offering.

(3)	The balance sheet data as of June 30, 2011 is presented:

• on an actual basis;

•    on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock and warrants to purchase shares of our preferred stock into 13,483,473 shares of common stock and warrants to purchase 11,316 shares of common stock, respectively, upon the completion of this offering; and

•    on a pro forma as adjusted basis to reflect the pro forma adjustments described above and the sale by us of 5,366,473 shares of common stock offered by this prospectus at an assumed initial public offering price of $16.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4) We define total customers as the number of paid subscriptions from consumers and SMBs at the end of the relevant period.

(5)	We define annual retention rate as the percentage of customers on the last day of the prior year who remain customers on the last day of the current year, or for quarterly presentations, the percentage of customers on the last day of the comparable quarter in the prior year who remain customers on the last day of the current quarter.

Our management uses annual retention rate to determine the stability of our customer base and to evaluate the lifetime value of our customer relationships. As customers’ annual and multi-year subscriptions come up for renewal throughout the calendar year based on the dates of their original subscriptions, measuring retention on a trailing twelve month basis at the end of each quarter provides our management with useful and timely information about the stability of our customer base.

In June 2010, we decided to cease distribution of our consumer solutions through third-party distribution channels, and we terminated most of our distribution agreements at that time. During 2010, subscriptions purchased through third-party distributors accounted for 8% of our revenue. Historically, renewal rates for subscriptions purchased through third-party distributors were lower than for direct sales. Excluding renewal activity related to third-party distributor sales, our annual retention rates for 2008, 2009, 2010 and the six months ended June 30, 2010 and 2011 were 84%, 83%, 85%, 83% and 85%, respectively.

(6)	We define renewal rate for a period as the percentage of customers who renew annual or multi-year subscriptions that expire during the period presented. Renewal rate excludes customers under our discontinued third-party distribution agreements and prior SMB offering with subscriptions that remain active until cancelled. Our management uses renewal rate to monitor trends in customer renewal activity.

(7)	We define bookings as revenue recognized during the period plus the change in total deferred revenue (excluding deferred revenue recorded in connection with acquisitions) during the same period. The following table presents a reconciliation of bookings to revenue for the last three years and the six months ended June 30, 2010 and June 30, 2011:

				Six Months Ended
	Years Ended December 31,			June 30,
	2008	2009	2010	2010	2011
	(in thousands)

Revenue	$8,202	$19,114	$38,563	$16,685	$27,242
Plus change in deferred revenue	5,867	13,743	15,578	7,550	10,004

Bookings	$14,069	$32,857	$54,141	$24,235	$37,246

Our management uses bookings as a proxy for cash receipts and as a leading indicator of revenue for future periods, as customer subscription fees are non-refundable.

Although bookings is frequently used by investors and securities analysts in their evaluations of companies, bookings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

• bookings does not reflect our receipt of payment from subscribers; and

• other companies in our industry may calculate bookings or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with using the bookings measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of bookings to the most directly comparable GAAP measure, revenue, as presented above.

(8)	We define free cash flow as net cash provided by (used in) operating activities, less capital expenditures, and adjusted for any extraordinary items. The following table presents a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most comparable GAAP measure, for the last three fiscal years and the six months ended June 30, 2010 and 2011:

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)

Net cash provided by (used in) operating activities	$(7,705)	$(946)	$(1,552)	$(3,723)	$821
Less capital expenditures	(4,704)	(7,099)	(10,652)	(4,376)	(7,190)

Free cash flow	$(12,409)	$(8,045)	$(12,204)	$(8,099)	$(6,369)

Our management uses free cash flow as a measure of our operating performance; for planning purposes, including the preparation of our annual operating budget; to allocate resources to enhance the financial performance of our business; to evaluate the effectiveness of our business strategies; to provide consistency and comparability with past financial performance; to determine capital requirements; to facilitate a comparison of our results with those of other companies; and in communications with our board of directors concerning our financial performance. We also use free cash flow as a factor when determining management’s incentive compensation.

Management believes that the use of free cash flow provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Although free cash flow is frequently used by investors and securities analysts in their evaluations of companies, free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

Some of these limitations are:

•	free cash flow does not reflect our future requirements for contractual commitments to vendors;

•	free cash flow does not reflect the non-cash component of employee compensation or depreciation and amortization of property and equipment; and

•	other companies in our industry may calculate free cash flow or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with using the free cash flow measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of free cash flow to the most directly comparable GAAP measure, net cash provided by (used in) operating activities as presented above.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our common stock you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We have experienced losses and negative cash flow since our inception, and we may not be able to achieve or sustain profitability or positive cash flow in the future.

We experienced net losses of $17.4 million for 2008, $19.2 million for 2009, $25.8 million for 2010, and $10.0 million for the six months ended June 30, 2011, and have an accumulated deficit of $87.9 million as of June 30, 2011. We have not generally achieved positive cash flow from our operations or reported net income, and we do not expect to be profitable for the foreseeable future. We expect to continue making significant expenditures to develop and expand our business, including for advertising, customer acquisition, technology infrastructure, storage capacity, product development, and international expansion, in an effort to increase and service our customer base. In 2011, we also expect to incur increased expenses associated with the relocation of one of our data centers to a new facility, and with relocating our customer service operations from India to the U.S., as described elsewhere in this prospectus, which will adversely affect our operating results for 2011. We also expect that our quarterly results may fluctuate due to a variety of factors described elsewhere in this prospectus, including the timing and amount of our advertising expenditures, which are seasonal, as well as the timing and amount of expenditures related to the development of technologies and solutions and to defend intellectual property infringement and other claims. In addition, as a public company, we will incur significant legal, accounting and other expenses, including increased costs for director and officer liability insurance, that we did not incur as a private company. We may also incur increased losses and negative cash flow in the future for a number of reasons, including due to the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown events. For these reasons, we expect to continue to record net losses for the next several years and we may not be able to achieve or maintain positive cash flow from operations or profitability.

Any significant disruption in our service or loss or misuse of our customers’ data could damage our reputation and harm our business and operating results.

Our brand, reputation, and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our service and our customers’ ability to readily access their stored files. Our customers rely on our online backup service to store digital copies of their valuable data files, including financial records, business information, photos, and other personally meaningful content. Our data centers are vulnerable to damage or interruption from human error, intentional bad acts, computer viruses or hackers, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, any of which could limit our customers’ ability to access their files and could prevent us from being able to continuously back up our customers’ files. Prolonged delays or unforeseen difficulties in connection with adding storage capacity or upgrading our network architecture when required may cause our service quality to suffer. A breach of our network security and systems could also cause the loss or public disclosure of, or access by third parties to, our customers’ stored files. Any event that significantly disrupts our service or exposes our customers’ stored files to misuse could damage our reputation and harm our business and operating results, including reducing our revenue, causing us to issue credits to customers, subjecting us to potential liability, harming our renewal rates, or increasing our cost of acquiring new customers.

The market for online backup solutions is competitive, and if we do not compete effectively, our operating results could be harmed.

We compete with both online backup providers and providers of traditional hardware-based backup systems. The market for online backup solutions is competitive and rapidly changing. We directly compete with Prosoftnet, CrashPlan, Mozy (a division of VMWare), Symantec’s Norton Online Backup, McAfee Online Backup, SOS Online Backup, and others. Certain of our features, including our remote access service, also compete with current or potential services offered by Apple, Google, Microsoft, Amazon, and others. Certain of our planned features, including the ability to share data with third parties, also compete with current or potential services offered by DropBox, Mozy, SugarSync, and others. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Many of our actual and potential competitors benefit from competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, larger marketing budgets, established marketing relationships, access to larger customer bases, major distribution agreements with computer manufacturers, internet service providers and resellers, and greater financial, technical, and other resources. Some of our competitors may make acquisitions or enter into strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively. We expect these trends to continue as competitors attempt to strengthen or maintain their market positions.

Demand for our online backup solutions is sensitive to price. Many factors, including our advertising, customer acquisition and technology costs, and our current and future competitors’ pricing and marketing strategies, can significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, lower-priced or free products or services that compete with our solutions. Similarly, certain competitors may use internet-based marketing strategies that enable them to acquire customers at a lower cost than us. There can be no assurance that we will not be forced to engage in price-cutting initiatives, or to increase our advertising and other expenses to attract and retain customers in response to competitive pressures, either of which could have a material adverse effect on our revenue and operating results.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

We have been in existence since 2005, and our revenue has grown rapidly from $8.2 million in 2008 to $38.6 million in 2010, representing a compound annual growth rate of 117.0% over that period. We do not expect that this growth rate will continue in future periods and you should not rely on the revenue growth of any prior quarterly or annual periods as an indication of our future performance. In addition, because we recognize revenue from customers over the terms of their subscriptions, a large portion of our revenue for each quarter reflects deferred revenue from subscriptions entered into during previous quarters, and downturns or upturns in subscription sales or renewals may not be reflected in our operating results until later periods. We may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability, and our limited operating history may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed. If our future growth fails to meet investor or analyst expectations, it could have a negative effect on our stock price. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and operating results.

A decline in demand for our solutions or for online backup solutions in general could cause our revenue to decline.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of our online backup solutions, a relatively new and rapidly changing market. As a result, widespread acceptance and use of online backup solutions is critical to our future growth and success. If the market for online backup solutions fails to grow or grows more slowly than we currently anticipate, demand for our solutions could be negatively affected.

Changes in customer preferences for online backup solutions may have a disproportionately greater impact on us than if we offered multiple products and services. The market for online backup solutions is subject to rapidly changing customer demand and trends in preferences. Some of the potential factors that could affect interest in and demand for online backup solutions include:

•	awareness of our brand and the online backup solutions category generally;

•	the appeal and reliability of our solutions;

•	the price, performance, features, and availability of products and services that compete with ours;

•	public concern regarding privacy and data security;

•	our ability to maintain high levels of customer satisfaction; and

•	the rate of growth in online solutions generally.

In addition, substantially all of our revenue is currently derived from customers in the U.S. Consequently, a decrease of interest in and demand for online backup solutions in the U.S. could have a disproportionately greater impact on us than if our geographic mix of revenue was less concentrated.

If we are unable to attract new customers to our solutions on a cost-effective basis, our revenue and operating results would be adversely affected.

We generate substantially all of our revenue from the sale of subscriptions to our solutions. In order to grow, we must continue to attract a large number of customers on a cost-effective basis, many of whom have not previously used online backup solutions. We use and periodically adjust a diverse mix of advertising and marketing programs to promote our solutions. Significant increases in the pricing of one or more of our advertising channels would increase our advertising costs or cause us to choose less expensive and perhaps less effective channels. As we add to or change the mix of our advertising and marketing strategies, we may need to expand into channels with significantly higher costs than our current programs, which could adversely affect our operating results. Currently, we rely significantly on advertising endorsements by certain radio personalities. The loss of one or more of these endorsement arrangements or our inability to obtain additional effective endorsements could adversely affect our advertising and customer acquisition efforts and our operating results. We may incur advertising and marketing expenses significantly in advance of the time we anticipate recognizing any revenue generated by such expenses, and we may only at a later date, or never, experience an increase in revenue or brand awareness as a result of such expenditures. We have made in the past, and may make in the future, significant investments to test new advertising, and there can be no assurance that any such investments will lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective advertising programs, our ability to attract new customers could be adversely affected, our advertising and marketing expenses could increase substantially, and our operating results may suffer.

A portion of our potential customers locate our website through search engines, such as Google, Bing, and Yahoo!. Our ability to maintain the number of visitors directed to our website is not entirely within our control. If search engine companies modify their search algorithms in a manner that reduces the prominence of our listing, or if our competitors’ search engine optimization efforts are more successful than ours, fewer potential customers may click through to our website. In addition, the cost of purchased listings has increased in the past and may increase in the future. A decrease in website traffic or an increase in search costs could adversely affect our customer acquisition efforts and our operating results.

A significant portion of our customers first try our online backup solutions through free trials. We seek to convert these free trial users to paying customers of our solutions. If our rate of conversion suffers for any reason, our revenue may decline and our business may suffer.

If we are unable to retain our existing customers, our revenue and operating results would be adversely affected.

If our efforts to satisfy our existing customers are not successful, we may not be able to retain them, and as a result, our revenue and ability to grow would be adversely affected. We may not be able to accurately predict future trends in customer renewals. Customers choose not to renew their subscriptions for many reasons, including if customer service issues are not satisfactorily resolved, a desire to reduce discretionary spending, or a perception that they do not use the service sufficiently, the service is a poor value, or that competitive services provide a better value or experience. If our customer retention rate decreases, we may need to increase the rate at which we add new customers in order to maintain and grow our revenue, which may require us to incur significantly higher advertising and marketing expenses than we currently anticipate, or our revenue may decline. A significant decrease in our customer retention rate would therefore have an adverse effect on our business, financial condition, and operating results.

We intend to transition our customer support from a third-party service provider in India to a new customer support facility we intend to open in the U.S. If we experience operational difficulties or disruptions during this transition period, our business could be adversely affected.

We have relied on a third-party customer support provider based in India to handle most of our routine support cases. In 2011, we intend to relocate our customer support function to a new facility in the Portland, Maine area to be staffed by our employees. If we experience operational difficulties or disruptions during this transition period, our ability to respond to customer support calls in a timely manner and the quality of our customer support would be adversely affected or our transition costs may be higher than we expected, which in turn could affect our reputation, customer retention rates, and operating results.

If we are unable to develop additional solutions for mobile devices, or if users of these devices do not widely adopt our solutions, our business could be adversely affected.

The number of people who access the internet through devices other than personal computers, including mobile telephones, personal digital assistants, smartphones, and handheld tablets or computers, has increased dramatically in the past few years and is projected to continue to increase. We have recently introduced our initial mobile applications for the iPad and iPhone, BlackBerry, and Android smartphones to access files stored on our systems. However, these initial applications have not achieved widespread adoption. In addition, people are increasingly using their mobile devices to create and store data and other content that is important to them. We have not launched any version of our service that will back up data stored on these devices. If one or more of our competitors were to launch such a service, or if we were to be unsuccessful in an attempt to launch such a service, our competitive position could be materially harmed. As new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in developing versions of our solutions for use on these mobile devices, and we may need to devote significant resources to the creation, support, and maintenance of such services, which could adversely affect our operating results.

If we are unable to expand our base of SMB customers, our business could be adversely affected.

We recently introduced the first version of our backup solution targeted toward SMBs, which are generally companies that are too small to have a dedicated in-house IT staff. We are committing substantial resources to the expansion and increased marketing of our SMB offerings. If we are unable to market and sell our solutions to SMBs with competitive pricing and in a cost-effective manner, our ability to grow our revenue and achieve profitability will be harmed. We expect it will be more difficult and expensive to attract and retain SMB customers than consumers, because SMBs:

•	may have different or much more complex needs than those of individual consumers, such as archiving, version control, enhanced security requirements and other forms of encryption and authentication, which our solutions may not adequately address;

•	frequently cease operations due to the sale or failure of their business; and

•	are difficult to reach without using more expensive, targeted sales campaigns.

In addition, SMBs frequently have limited budgets and are more likely to be significantly affected by economic downturns than larger, more established companies. As a result, they may choose to spend funds on items other than our solutions, particularly during difficult economic times. If we are unsuccessful in meeting the needs of potential SMB customers, it could adversely affect our future growth and operating results.

If we are unable to improve market recognition of and loyalty to our brand, or if our reputation were to be harmed, we could lose customers or fail to increase the number of our customers, which could harm our revenue, operating results, and financial condition.

Given our consumer and SMB market focus, maintaining and enhancing the Carbonite brand is critical to our success. We believe that the importance of brand recognition and loyalty will increase in light of increasing competition in our markets. We plan to continue investing substantial resources to promote our brand, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand. Some of our existing and potential competitors have well-established brands with greater recognition than we have. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract and retain customers may be adversely affected. In addition, even if our brand recognition and loyalty increases, this may not result in increased use of our solutions or higher revenue.

Our offerings, as well as those of our competitors, are regularly reviewed in computer and business publications. Negative reviews, or reviews in which our competitors’ products and services are rated more highly than our solutions, could negatively affect our brand and reputation. From time-to-time, our customers express dissatisfaction with our solutions, including, among other things, dissatisfaction with our customer support, our billing policies, our handling of personal data, and the way our solutions operate. If we do not handle customer complaints effectively, our brand and reputation may suffer, we may lose our customers’ confidence, and they may choose not to renew their subscriptions. In addition, many of our customers participate in online blogs about computers and internet services, including our solutions, and our success depends in part on our ability to generate positive customer feedback through such online channels where consumers seek and share information. If actions we take or changes we make to our solutions upset these customers, their blogging could negatively affect our brand and reputation. Complaints or negative publicity about our solutions or billing practices could adversely impact our ability to attract and retain customers and our business, financial condition, and operating results.

The termination of our relationship with any major credit card company would have a severe, negative impact on our ability to collect revenue from customers. Increases in credit card processing fees would increase our operating expenses and adversely affect our operating results.

Substantially all of our customers purchase our solutions online with credit cards, and our business depends upon our ability to offer credit card payment options. The termination of our ability to process payments on any major credit card would significantly impair our ability to operate our business and significantly increase our administrative costs related to customer payment processing. If we fail to maintain our compliance with the data protection and documentation standards adopted by the major credit card issuers and applicable to us, these issuers could terminate their agreements with us, and we could lose our ability to offer our customers a credit card payment option. If these issuers increase their credit card processing fees because we experience excessive chargebacks or refunds or for other reasons, it could adversely affect our business and operating results.

Any significant disruption in service on our websites or in our computer systems could damage our reputation and result in a loss of customers, which would harm our business and operating results.

Our brand, reputation, and ability to attract, retain and serve our customers are dependent upon the reliable performance of our websites, network infrastructure and payment systems, and our customers’ ability to readily access their stored files. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down our websites’ performance and our customers’ ability to access their stored files, or made our websites and infrastructure inaccessible, and we may experience interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, or other factors, could affect the security or availability of our websites and infrastructure and prevent us from being able to continuously back up our customers’ data or our customers from accessing their data. In addition, prolonged delays or unforeseen difficulties in connection with adding storage capacity or upgrading our network architecture when required may cause our service quality to suffer. While we believe that there are alternative suppliers who could meet our needs, we currently depend primarily on one provider of disk storage systems for our data centers. Problems with the reliability or security of our systems could harm our reputation. Damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition, and operating results.

Our systems provide redundancy at the disk level, but do not keep separate, redundant copies of backed up customer files. Instead, we rely on the fact that our customers, in effect, back up our system by maintaining the primary instance of their files. We do not intend to create redundant backup sites for our solutions. As such, a total failure of our systems, or the failure of any of our systems, could result in the loss of or a temporary inability to back up our customers’ data and result in our customers being unable to access their stored files. If one of our data centers fails at the same time that our customers’ computers fail, we would be unable to provide backed up copies of their data. If this were to occur, our reputation could be compromised and we could be subject to liability to the customers that were affected.

Our data centers, both of which are located in the Boston, Massachusetts metropolitan area, are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events. As both of our data facilities are located in a single metropolitan area, we may be more susceptible to the risk that a single event could significantly harm the operations of these facilities. The occurrence of a natural disaster, power failure or an act of terrorism, vandalism or other misconduct, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our services. The occurrence of any of the foregoing events could damage our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in our service as a result of system failures.

We depend on data centers operated by third parties and any disruption in the operation of these facilities could adversely affect our business.

We host our services and serve all of our customers from our network servers, which are located at two data center facilities in the Boston, Massachusetts metropolitan area. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. Our data center leases expire at various times between August 2013 and August 2015, and a separate data center hosting arrangement is cancellable by us upon 120 days’ notice.

The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer our servers to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. During 2011, we intend to relocate one of our data centers to a new facility, including relocation of certain of our existing servers, and we will incur additional costs in connection with this transition. Any operational difficulties or disruptions we experience in connection with this transition could adversely affect our reputation and operating results.

Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data centers operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our services could harm our reputation and may damage our customers’ stored files. Interruptions in our services might reduce our revenue, cause us to issue refunds to customers, subject us to potential liability, or harm our renewal rates.

If the security of our customers’ confidential information stored in our systems is breached or their stored files are otherwise subjected to unauthorized access, our reputation and business may be harmed, and we may be exposed to liability.

Our customers rely on our online system to store digital copies of their files, including financial records, business information, photos, and other personally meaningful content. We also store credit card information and other personal information about our customers. A breach of our network security and systems or other events that cause the loss or public disclosure of, or access by third parties to, our customers’ stored files could have serious negative consequences for our business, including possible fines, penalties and damages, reduced demand for our solutions, an unwillingness of customers to provide us with their credit card or payment information, an unwillingness of our customers to use our solutions, harm to our reputation and brand, loss of our ability to accept and process customer credit card orders, and time-consuming and expensive litigation. Third parties may be able to circumvent our security by deploying viruses, worms, and other malicious software programs that are designed to attack or attempt to infiltrate our systems and networks. Further, outside parties may attempt to fraudulently induce employees to disclose sensitive information in order to gain access to our information or our customers’ information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and may originate from less regulated or remote areas around the world. As a result, we may be unable to proactively address these techniques or to implement adequate preventative or reactionary measures. In addition, employee error, malfeasance, or other errors in the storage, use, or transmission of personal information could result in a breach of customer or employee privacy.

Many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation and could cause the loss of customers. Similarly, if a well-publicized breach of data security at any other online backup service provider or other major consumer website were to occur, there could be a general public loss of confidence in the use of the internet for online backup services or commercial transactions generally. Any of these events could have material adverse effects on our business, financial condition, and operating results.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

We receive, store, and process personal information and other customer data. There are numerous federal, state, local, and foreign laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other customer data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other rules. We generally seek to comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation, or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Our customers may also accidentally disclose their passwords or store them on a mobile device which is lost or stolen, creating the perception that our systems are not secure against third party access. Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or our policies, such violations may also put our customers’ information at risk and could in turn have an adverse effect on our business. Any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of our customers’ data, or regarding the manner in which the express or implied consent of customers for the use and disclosure of such data is obtained, could require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our customers voluntarily share with us.

We may not be able to respond to rapid technological changes with new solutions, which could have a material adverse effect on our operating results.

The online backup market is characterized by rapid technological change and frequent new product and service introductions. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing solutions, introduce new features and products and sell into new markets. Customers may require features and capabilities that our current solutions do not have. Our failure to develop solutions that satisfy customer preferences in a timely and cost-effective manner may harm our ability to renew our subscriptions with existing customers and create or increase demand for our solutions, and may adversely impact our operating results.

The introduction of new services by competitors or the development of entirely new technologies to replace existing offerings could make our solutions obsolete or adversely affect our business and operating results. In addition, any new markets or countries into which we attempt to sell our solutions may not be receptive. We may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of new solutions and enhancements. We have in the past experienced delays in the planned release dates of new features and upgrades, and have discovered defects in new solutions after their introduction. There can be no assurance that new solutions or upgrades will be released according to schedule, or that when released they will not contain defects. Either of these situations could result in adverse publicity, loss of revenue, delay in market acceptance, or claims by customers brought against us, all of which could have a material adverse effect on our reputation, business, operating results, and financial condition. Moreover, upgrades and enhancements to our solutions may require substantial investment and we have no assurance that such investments will be successful. If customers do not widely adopt enhancements to our solutions, we may not be able to realize a return on our investment. If we are unable to develop, license, or acquire enhancements to our existing solutions on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, our business, operating results, and financial condition may be adversely affected.

Our quarterly operating results have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. The following factors, among others, could cause fluctuations in our quarterly operating results or guidance:

•	our ability to attract new customers and retain existing customers;

•	our ability to accurately forecast revenue and appropriately plan our expenses;

•	our ability to introduce new solutions;

•	the actions of our competitors, including pricing changes or the introduction of new products;

•	our ability to effectively manage our growth;

•	the mix of annual and multi-year subscriptions at any given time;

•	seasonal variations or other cyclicality in the demand for our solutions, including the purchasing and budgeting cycles of our SMB customers;

•	the timing and cost of advertising and marketing efforts;

•	the timing and cost of developing or acquiring technologies, services, or businesses;

•	the timing, operating cost, and capital expenditures related to the operation, maintenance, and expansion of our business;

•	service outages or security breaches and any related impact on our reputation;

•	our ability to successfully manage any future acquisitions of businesses, solutions, or technologies;

•	the impact of worldwide economic, industry, and market conditions and those conditions specific to internet usage and online businesses;

•	costs associated with defending intellectual property infringement and other claims; and

•	changes in government regulation affecting our business.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Seasonal variations in our business may also cause fluctuations in our financial results. For example, we generally spend more on advertising during the first and third quarters of each year to capitalize on lower advertising rates in these periods and increased sales of devices that create or store data during post-holiday and back to school periods and our bookings tend to be higher in these periods. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth may have overshadowed these effects to date. We believe that our business may become more seasonal in the future as our growth rate slows, and that such seasonal variations in advertising expenditures and customer purchasing patterns may result in fluctuations in our financial results.

Growth may place significant demands on our management and our infrastructure.

We have experienced substantial growth in our business. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure to attract, service, and retain an increasing number of customers. The expansion of our systems and infrastructure will require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase our cost base. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, and recruit, train, and retain highly skilled personnel. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results, and financial condition could be harmed.

We may expand by acquiring or investing in other companies, which may divert our management’s attention, result in additional dilution to our stockholders, and consume resources that are necessary to sustain our business.

We may in the future acquire complementary products, services, technologies, or businesses. For example, in June 2011, we acquired substantially all of the assets of Phanfare, Inc., a privately-held provider of photo sharing services, for $2 million in cash and the assumption of certain liabilities. We also may enter into relationships with other businesses to expand our portfolio of solutions or our ability to provide our solutions in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies. We do not have experience with integrating and managing acquired businesses or assets. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment, or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the company’s software is not easily adapted to be compatible with ours, or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;
•	use cash that we may need in the future to operate our business;
•	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations;
•	incur large charges or substantial liabilities; or

•	become subject to adverse tax consequences, or substantial depreciation, deferred compensation or other acquisition-related accounting charges.
Any of these risks could harm our business and operating results.

The loss of one or more of our key personnel, or our failure to attract, integrate, and retain other highly qualified personnel, could harm our business.

We depend on the continued service and performance of our key personnel, including David Friend, our President and Chief Executive Officer, and Jeffry Flowers, our Chief Architect. We do not have long-term employment agreements with any of our officers or key employees. In addition, many of our key technologies and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, product development, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. In addition, several of our key personnel have only recently been employed by us, and we are still in the process of integrating these personnel into our operations. Our failure to successfully integrate these key employees into our business could adversely affect our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense, and we may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. In addition, employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business and growth prospects could be severely harmed.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that our corporate culture has been a key contributor to our success. If we do not continue to develop our corporate culture as we grow and evolve, including maintaining our culture of transparency with our employees, it could harm our ability to foster the innovation, creativity, and teamwork we believe that we need to support our growth. As our organization grows and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success. In addition, our initial public offering could create disparities of wealth among our employees, which could adversely impact relations among employees and our corporate culture in general.

Our operating results may be harmed if we are required to collect sales or other related taxes for our subscription services in jurisdictions where we have not historically done so.

We do not believe we are required to collect sales, use, or other similar taxes from our customers. However, one or more states or countries may seek to impose sales, use, or other tax collection obligations on us, including for past sales by us or our resellers and other partners. A successful assertion by a state, country, or other jurisdiction that we should have or should be collecting sales, use, or other taxes on our services could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage customers from purchasing our services, or otherwise harm our business and operating results.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2010, we had federal net operating loss carryforwards, or NOLs, of $72.8 million available to offset future taxable income, which expire in various years through 2031 if not utilized. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Under the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, substantial changes in our ownership may limit the amount of pre-change NOLs that can be utilized annually in the future to offset taxable income. Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a company’s ability to use NOLs if a company experiences a more-than-50-percent ownership change over a three-year testing period. We believe that, as a result of this offering or as a result of prior or future issuances of our capital stock, it is possible that such a change in our ownership has occurred or will occur. If such a change in our ownership has occurred or occurs, our ability to use our NOLs in any future periods may be substantially limited. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we achieve profitability. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs. This could adversely affect our operating results and the market price of our common stock.

Any expenses or liability resulting from litigation could adversely affect our operating results and financial condition.

From time to time, we may be subject to claims or litigation, including intellectual property litigation as described elsewhere in this prospectus. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our services, require us to refund subscription fees, or have other adverse effects on our business. Any of the foregoing could have a material adverse effect on our operating results and could require us to pay significant monetary damages. In addition, we receive and must respond on a periodic basis to subpoenas from law enforcement agencies seeking copies of a customer’s data stored on our servers in connection with criminal investigations. While we have in place a procedure to respond to such subpoenas, any failure on our part to properly respond to such subpoena requests could expose us to litigation or other proceedings and adversely affect our business, financial condition, and operating results.

Our success depends on our customers’ continued high-speed access to the internet and the continued reliability of the internet infrastructure.

Our business depends on our customers’ high-speed access to the internet, as well as the continued maintenance and development of the internet infrastructure. The future delivery of our solutions will depend on third party internet service providers to expand high-speed internet access, to maintain a reliable network with the necessary speed, data capacity and security, and to develop complementary products and services, including high-speed modems, for providing reliable and timely internet access and services. All of these factors are out of our control. To the extent that the internet continues to experience an increased number of users, frequency of use, or bandwidth requirements, the internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any internet outages or delays could adversely affect our ability to provide services to our customers.

Our business may be significantly impacted by a change in the economy, including any resulting effect on consumer spending.

Our business may be affected by changes in the economy generally, including any resulting effect on consumer spending. Our services are discretionary purchases, and our customers may reduce their discretionary spending on our services during an economic downturn. Although we have not yet experienced a material reduction in subscription renewals, we may experience such a reduction in the future, especially in the event of a prolonged recessionary period. Conversely, media prices may increase in a period of economic growth, which could significantly increase our marketing and advertising expenses. As a result, our business, financial condition, and operating results may be significantly affected by changes in the economy generally.

We face many risks associated with our plans to expand internationally, which could harm our business, financial condition, and operating results.

We anticipate that our efforts to expand internationally will entail the marketing and advertising of our services and brand and the development of localized websites. We do not have substantial experience in selling our solutions in international markets or in conforming to the local cultures, standards, or policies necessary to successfully compete in those markets, and we must invest significant resources in order to do so. We may not succeed in these efforts or achieve our customer acquisition or other goals. For some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide online backup and related services to customers. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings, and therefore may not be profitable on a sustained basis, if at all.

In addition, conducting international operations subjects us to new risks that we have not generally faced in the U.S. These risks include:

•	localization of our solutions, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of experience in other geographic markets;

•	strong local competitors;

•	cost and burden of complying with, lack of familiarity with, and unexpected changes in foreign legal and regulatory requirements, including consumer and data privacy laws;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates or restrictions on foreign currency;

•	potentially adverse tax consequences, including the complexities of transfer pricing, foreign value added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

•	dependence on third parties, including channel partners with whom we do not have extensive experience;

•	compliance with the Foreign Corrupt Practices Act, economic sanction laws and regulations, export controls, and other U.S. laws and regulations regarding international business operations;

•	increased financial accounting and reporting burdens and complexities;

•	political, social, and economic instability abroad, terrorist attacks, and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and operating results. Regulatory restrictions could impair our access to technologies that we seek for improving our solutions and may also limit or reduce the demand for our solutions outside of the U.S.

We may not be able to maintain control of our business in China.

The government of the People’s Republic of China, or PRC, restricts foreign investment in internet and online advertising businesses. Accordingly, we intend to operate our online backup business in China through an affiliated entity in China owned by an individual designated by us. The individual stockholder of the entity will be a PRC citizen. We expect to enter into contractual arrangements with our affiliated entity and its individual stockholder that are intended to protect our technologies and business. While we have not yet established these contractual arrangements, we anticipate that we will loan funds to the designated individual to enable the individual to form the affiliated entity and obtain any necessary licenses, including an Internet Content Provider, or ICP, license. We expect that this loan would be secured by the capital stock of the affiliated entity, and that the designated individual stockholder would grant us the contractual right to exercise his rights as the sole stockholder of the affiliated entity. We cannot assure you, however, that we will be able to enforce these contracts. We will have no equity ownership interest in the affiliated entity and will rely on contractual arrangements with the entity and the designated individual stockholder to control and operate the entity. These contractual arrangements may not be as effective in providing control over the affiliated entity as direct ownership. For example, the entity could fail to take actions required for, or beneficial to, our business or fail to maintain our websites despite its contractual obligations to do so. In addition, we cannot assure you that the individual shareholder of the affiliated entity would always act in our best interests. If the affiliated entity or its individual stockholder fail to perform their obligations under their respective agreements with us, we may need to engage in litigation in China to enforce our rights, which may be time-consuming and costly, divert management resources, or have other adverse effects on our business, and we may not be successful in enforcing our rights. In addition, since the affiliated entity has not yet been formed, it has not begun the process of seeking an ICP license, and we cannot assure you that the affiliated entity will be able to be formed and obtain an ICP license on a timely basis, if at all. Any delay or failure in the affiliated entity obtaining an ICP license could delay or prevent us from operating our online backup business in China, and we would be unable to recover any costs we incur in attempting to establish our business in China.

The laws and regulations governing our business or the enforcement and performance of our proposed contractual arrangements with our affiliated Chinese entity and the designated individual stockholder are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect our business may also be applied retroactively. We cannot assure you that the PRC government would agree that the operating arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenue, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. In addition, since the PRC historically has not protected intellectual property to the same extent as the United States, by operating in the PRC we may face an increased risk of infringement of our intellectual property by third parties.

Risks Related to Intellectual Property

Assertions by a third party that our solutions infringe its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses. We are currently a defendant in a lawsuit alleging patent infringement.

There is frequent litigation in the software and technology industries based on allegations of infringement or other violations of intellectual property rights. Many companies are devoting significant resources to obtaining patents that could affect many aspects of our business. Third parties may claim that our technologies or solutions infringe or otherwise violate their patents or other intellectual property rights. As we face increasing competition and become increasingly visible as a publicly-traded company, or if we become more successful, the possibility of new third party claims may increase.

We have licensed proprietary technologies from third parties that we use in our technologies and business, and we cannot be certain that the owners’ rights in their technologies will not be challenged, invalidated, or circumvented. If we are forced to defend ourselves against intellectual property infringement claims, whether they have merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to use our current websites and technologies, and an inability to market or provide our solutions. As a result of any such claim, we may have to develop or acquire non-infringing technologies pay damages, enter into royalty or licensing agreements, cease providing certain services, adjust our marketing and advertising activities, or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us or at all.

Furthermore, we may acquire proprietary technologies from third parties and may incorporate such technologies in our solutions. In addition to the general risks described above associated with intellectual property and other proprietary rights, we are subject to the additional risk that the seller of such technologies may not have appropriately created, maintained, or enforced such rights in such technology.

In August 2010 Oasis Research, LLC, or Oasis Research, filed a lawsuit against us and several of our competitors and other online technology companies in the U.S. District Court for the Eastern District of Texas, alleging that our online backup storage services and other companies’ products or services infringe certain of Oasis Research’s patents. Oasis Research seeks an award for damages in an unspecified amount. Oasis Research does not currently seek an injunction. We are not able to assess with certainty the outcome of this litigation or the amount or range of potential damages or future payments associated with this litigation at this time. However, any litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending this lawsuit or its resolution will not have a material adverse impact on our business, operations, financial condition, or cash flows. A trial date has been preliminarily set for late 2012.

Our success depends in large part on our ability to protect and enforce our intellectual property rights. If we are not able to adequately protect our intellectual property and proprietary technologies to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our future success and competitive position depend in large part on our ability to protect our intellectual property and proprietary technologies. We rely on a combination of trademark, patent, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage. CARBONITE and the Carbonite logo are our registered trademarks in the U.S. and in certain other countries. We have filed trademark applications for additional marks in the U.S. and other countries. We cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. We have 13 patent applications pending, and are in the process of filing additional patent applications. We cannot assure you that any patents will issue from any such patent applications, that patents that issue from such applications will give us the protection that we seek, or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.

There can be no assurance that the steps we take will be adequate to protect our technologies and intellectual property, that our trademark and patent applications will lead to registered trademarks or issued patents, that others will not develop or patent similar or superior technologies, products, or services, or that our trademarks, patents, and other intellectual property will not be challenged, invalidated, or circumvented by others. Furthermore, effective trademark, patent, copyright, and trade secret protection may not be available in every country in which our services are available or where we have employees or independent contractors. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in internet-related industries are uncertain and still evolving.

The steps we have taken and will take may not prevent unauthorized use, reverse engineering, or misappropriation of our technologies and we may not be able to detect any of the foregoing. Others may independently develop technologies that are competitive to ours or infringe our intellectual property. Defending and enforcing our intellectual property rights may result in litigation, which can be costly and divert management attention and resources. Any such litigation may not be successful even if such rights have been infringed, and an adverse decision could limit the scope of such rights. If our efforts to protect our technologies and intellectual property are inadequate, the value of our brand and other intangible assets may be diminished and competitors may be able to mimic our solutions and methods of operations. Any of these events could have a material adverse effect on our business, financial condition, and operating results.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and proprietary information. Failure to protect our proprietary information could make it easier for third parties to compete with our solutions and harm our business.

We have devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, licensees, independent contractors, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure or inability to obtain or maintain trade secret protection or otherwise protect our proprietary rights could adversely affect our business.

Our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation.

A portion of the technologies licensed by us to our customers incorporates so-called “open source” software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, and/or that we license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software, and required to comply with the foregoing conditions. Any of the foregoing could disrupt the distribution and sale of our solutions and harm our business.

We rely on third party software, including server software and licenses from third parties to use patented intellectual property, that is required to develop and provide our solutions.

We rely on software licensed from third parties to develop and offer our solutions, including server software from Microsoft and other patented third-party technologies. In addition, we may need to obtain future licenses from third parties to use intellectual property associated with the development of our solutions, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software required for the development and maintenance of our solutions could result in delays in the provision of our solutions until equivalent technology is either developed by us, or, if available from others, is identified, obtained, and integrated, which could harm our business. Any errors or defects in third party software could result in errors or a failure of our solutions, which could harm our business.

If we are unable to protect our domain names, our reputation, brand, customer base, and revenue, as well as our business and operating results, could be adversely affected.

We have registered domain names for websites, or URLs, that we use in our business, such as www.carbonite.com. If we are unable to maintain our rights in these domain names, our competitors or other third parties could capitalize on our brand recognition by using these domain names for their own benefit. In addition, although we own the Carbonite domain name under various global top level domains such as .com and .net, as well as under various country-specific domains, we might not be able to, or may choose not to, acquire or maintain other country-specific versions of the Carbonite domain name or other potentially similar URLs. Domain names similar to ours have already been registered in the U.S. and elsewhere, and our competitors or other third parties could capitalize on our brand recognition by using domain names similar to ours. The regulation of domain names in the U.S. and elsewhere is generally conducted by internet regulatory bodies and is subject to change. If we lose the ability to use a domain name in a particular country, we may be forced to either incur significant additional expenses to market our solutions within that country, including the development of a new brand and the creation of new promotional materials, or elect not to sell our solutions in that country. Either result could substantially harm our business and operating results. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name Carbonite in all of the countries in which we currently conduct or intend to conduct business. Further, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights varies among jurisdictions and is unclear in some jurisdictions. We may be unable to prevent third parties from acquiring and using domain names that infringe, are similar to, or otherwise decrease the value of, our brand or our trademarks. Protecting and enforcing our rights in our domain names and determining the rights of others may require litigation, which could result in substantial costs, divert management attention, and not be decided favorably to us.

Material defects or errors in our software could harm our reputation, result in significant costs to us, and impair our ability to sell our solutions.

The software applications underlying our solutions are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects or errors in our solutions, and new defects or errors in our existing solutions may be detected in the future by us or our customers. The costs incurred in correcting such defects or errors may be substantial and could harm our operating results. In addition, we rely on hardware purchased or leased and software licensed from third parties to offer our solutions. Any defects in, or unavailability of, our or third party software or hardware that cause interruptions to the availability of our solutions could, among other things:

•	cause a reduction in revenue or delay in market acceptance of our solutions;

•	require us to issue refunds to our customers or expose us to claims for damages;

•	cause us to lose existing customers and make it more difficult to attract new customers;

•	divert our development resources or require us to make extensive changes to our solutions or software, which would increase our expenses;

•	increase our technical support costs; and

•	harm our reputation and brand.

Risks Related to this Offering and Ownership of our Common Stock

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business, and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. As part of our process of documenting and testing our internal control over financial reporting, we may identify areas for further attention and improvement. We have begun recruiting additional finance and accounting personnel with skill sets that we will need as a public company. Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our solutions to new and existing customers.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our business could reduce our ability to compete successfully.

We have funded our operations and capital expenditures primarily through prepayment of subscriptions and the sale of approximately $68.8 million of stock since our inception. Although we currently anticipate that our available funds, including the expected net proceeds of this offering and our available bank line of credit, will be sufficient to meet our cash needs for at least the next 12 months, we may require additional financing in the future. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our solutions;

•	continue to expand our development, sales, and marketing organizations;

•	acquire complementary technologies, products, or businesses;

•	expand our operations in the U.S. or internationally;

•	hire, train, and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	continue our operations.

An active, liquid, and orderly trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we expect that shares of our common stock will be approved for listing on the Nasdaq Global Market, an active, liquid, and orderly trading market for our shares may never develop or be sustained following this offering. The initial public offering price of shares of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price for shares of our common stock after this offering. Investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

The market price for shares of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price for shares of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	actual or anticipated fluctuations in our key operating metrics, financial condition, and operating results;

•	loss of existing customers or inability to attract new customers;

•	actual or anticipated changes in our growth rate;

•	announcements of technological innovations or new offerings by us or our competitors;

•	our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our solutions to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	success of competitive products or services;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant products or services, contracts, acquisitions, or strategic alliances;

•	regulatory developments in the U.S. or foreign countries;

•	actual or threatened litigation involving us or our industry;

•	additions or departures of key personnel;

•	general perception of the future of the online backup market or our solutions;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	sales of our shares of common stock by us or our stockholders; and

•	changes in general economic, industry, and market conditions.

In addition, the stock market in general, and the market for internet-related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition. In addition, recent fluctuations in the financial and capital markets have resulted in volatility in securities prices.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 24,000,105 shares of common stock outstanding based on the number of shares outstanding as of June 30, 2011. This includes the 5,366,473 shares that we are selling and the 883,527 shares that the selling stockholders are selling in this offering, which may be resold in the public market immediately. The remaining 17,750,105 shares, representing 74% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below (percentages calculated on the basis of shares outstanding prior to this offering).

Number of Shares and
% of Total Outstanding	First Date Available for Sale into Public Market

502,184 shares, or 2.1%	On the date of this prospectus
17,247,921 shares, or 97.9%	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters; however, the representatives of the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time

After this offering, holders of an aggregate of 12,599,946 shares of our common stock and of 11,316 shares of common stock issuable upon the exercise of outstanding warrants will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. In addition, as of June 30, 2011, there were 2,037,410 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements, and Rules 144 and 701 under the Securities Act of 1933, as amended. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including 1,662,000 shares reserved for future issuance under our equity incentive plans, including our 2011 Equity Award Plan, which will be effective upon the closing of this offering. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $13.55 in net tangible book value per share from the price you paid assuming we offer our shares at $16.00, the mid-point of the range on the cover of this prospectus. In addition, following this offering, purchasers in this offering will have contributed 55% of the total consideration paid by our stockholders to purchase shares of common stock, but only own 26% of our outstanding common stock. Moreover, we issued options and warrants in the past to acquire common stock at prices significantly below the initial public offering price. As of June 30, 2011, 2,048,726 shares of common stock were issuable upon exercise of outstanding stock options and warrants with a weighted average exercise price of $3.39 per share. To the extent that these outstanding options and warrants are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the “Dilution” section of this prospectus.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of our company, our stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply these proceeds in ways that increase the value of your investment. We intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to complementary technologies, solutions, or businesses. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline. You will not have the opportunity to influence our decisions on how we use our net proceeds from this offering.

Our directors, executive officers, and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers, and holders of more than 5% of our common stock prior to this offering, together with their affiliates, will beneficially own, in the aggregate, approximately 50.2% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. As a result, these stockholders, acting together, may have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control or influence the management and affairs of our company. These holders acquired their shares for substantially less than the shares being sold in this offering, and these holders may have interests, with respect to their shares, that are different from those of investors in this offering and the concentration of voting power among these holders may have an adverse effect on our stock price.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth and continuing operations. In addition, the provisions of our revolving credit facility prohibit us from paying cash dividends. See the section captioned “Dividend Policy.” Therefore, you are not likely to receive any dividends on your shares of common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. Our common stock may not appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws that will be in effect prior to the closing of this offering will contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions will include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	controlling the procedures for the conduct and scheduling of stockholder meetings;

•	providing the board of directors with the express power to postpone previously scheduled annual meetings of stockholders and to cancel previously scheduled special meetings of stockholders;

•	providing that directors may be removed prior to the expiration of their terms by stockholders only for cause; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” includes forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential,” and similar expressions, as well as the negatives thereof, as they relate to us, our business, our management, and our industry, are intended to identify forward-looking statements. In light of risks and uncertainties discussed in this prospectus, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Important factors that could cause such differences include, but are not limited to:

•	our ability to accurately forecast revenue and appropriately plan our expenses and working capital requirements;

•	our ability to generate additional revenue;

•	our ability to retain existing customers and attract new customers;

•	our ability to protect our customers’ stored files and adequately address privacy concerns;

•	the impact of actual or threatened litigation, including intellectual property infringement claims, involving us or our industry;

•	the impact of increased competition in our business;

•	interruptions in service and any related impact on our reputation;

•	our ability to maintain, protect, and enhance our brand; and

•	other risk factors included under “Risk Factors” in this prospectus.

Forward-looking statements speak only as of the date of this prospectus. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. In addition, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, on assumptions that we have made that are based on those data, and on our knowledge of the markets for our solutions. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate, whether made by us or by third parties, are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock, based on an assumed initial public offering price of $16.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, will be approximately $77.2 million, or approximately $91.1 million if the underwriters’ overallotment option is exercised in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share of common stock, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $14.9 million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to complementary technologies, solutions, or businesses. Our management will have broad discretion over the uses of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions (including under our revolving credit facility), restrictions under our preferred securities (to the extent outstanding), capital requirements, business prospects, and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table shows our cash, short-term investments, and capitalization as of June 30, 2011:

•	on an actual basis;

•	on a pro forma basis, giving effect to the automatic conversion of all outstanding preferred stock and warrants to purchase preferred stock into an aggregate of 13,483,473 shares of common stock and warrants to purchase 11,316 shares of common stock, which will occur upon the completion of this offering, as if such conversions had occurred on June 30, 2011; and

•	on a pro forma as adjusted basis, to reflect the pro forma adjustments described above and the sale by us of 5,366,473 shares of common stock offered by this prospectus, at an assumed initial public offering price of $16.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2011
			Pro Forma,
	Actual	Pro Forma	as Adjusted (1)
	(in thousands, except share and
	per share data)

Cash and short-term investments	$16,243	$16,243	$94,701

Preferred stock warrant liability	101	—	—
Redeemable convertible preferred stock, $0.01 par value; 506,646 shares authorized and 502,874 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	4,509	—	—
Convertible preferred stock, $0.01 par value; 4,062,540 shares authorized and 3,991,617 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	64,326	—	—
Stockholders’ equity (deficit):
Common stock, $0.01 par value; 21,539,370 shares authorized and 5,150,159 shares issued, actual; 18,633,632 shares issued, pro forma; 45,000,000 shares authorized and 24,000,105 shares issued, pro forma as adjusted	51	186	240
Additional paid-in capital	3,363	71,155	148,255
Accumulated deficit	(87,899)	(86,890)	(86,890)
Treasury stock, at cost (2,009 shares)	(22)	(22)	(22)
Accumulated other comprehensive income	6	6	6

Total stockholders’ equity (deficit)	(84,501)	(15,565)	61,589

Total capitalization	$678	$678	$156,290

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share of common stock, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the amount of cash and short-term investments, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) cash and short-term investments, additional paid-in capital, total stockholders’ equity, (deficit), and total capitalization by approximately $14.9 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at the pricing of this offering.

The outstanding share information set forth above is as of June 30, 2011 and excludes:

•	2,037,410 shares of common stock issuable upon the exercise of outstanding options at June 30, 2011 to purchase our common stock granted pursuant to our 2005 Stock Incentive Plan at a weighted average exercise price of $3.39 per share;

•	11,316 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $2.32 per share;

•	266,268 additional shares of common stock reserved for issuance under our 2005 Stock Incentive Plan as of June 30, 2011; and

•	1,662,000 shares of common stock reserved for issuance under our 2011 Equity Award Plan.

The pro forma and pro forma as adjusted share information as of June 30, 2011 also gives effect to the adoption of our amended and restated certificate prior to the completion of this offering.

DILUTION

If you invest in our common stock, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value per share of our shares of common stock after this offering.

Dilution will result from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to the existing stockholders for our currently outstanding shares of common stock.

The net tangible book value of our common stock as of June 30, 2011 was approximately $(87.2) million, or $16.93 per share based on 5,150,159 shares of common stock outstanding as of such date. Historical net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities and redeemable and convertible preferred stock, divided by the number of shares of common stock issued and outstanding.

Our pro forma net tangible book value as of June 30, 2011 was approximately $(18.3) million, or $(0.98) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding as of June 30, 2011, after giving effect to the automatic conversion of all outstanding shares of our redeemable and convertible preferred stock into an aggregate of 13,483,473 shares of our common stock, which will occur upon the completion of this offering.

After giving effect to the sale of 5,366,473 shares of common stock that we are offering, assuming an initial public offering price of $16.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2011 would have been approximately $58.9 million, or approximately $2.45 per share. This amount represents an immediate increase in pro forma net tangible book value of $3.43 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $13.55 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial offering price per share of common stock		$16.00
Net tangible book value per share as of June 30, 2011	$(16.93)
Increase attributable to the conversion of the outstanding shares of redeemable and convertible preferred stock as of June 30, 2011	15.95

Pro forma net tangible book value per share as of June 30, 2011	$(0.98)
Increase in pro forma net tangible book value attributable to this offering	$3.43
Pro forma as adjusted net tangible book value per share after this offering		$2.45

Dilution per share to new investors		$13.55

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share of common stock, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by $0.21 and the dilution per share to new investors by $0.79, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value by ($0.50) per share and the dilution to new investors by $0.50 per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value would be $2.92 per share, and the dilution per share to new investors would be $13.08, assuming the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, as of June 30, 2011, the number of shares of common stock purchased from us, the total consideration paid or to be paid, and the average price per share paid or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us. The following table is illustrative only and the total consideration paid and the average price per share is subject to adjustment based on the actual initial public offering price per share and other terms of this offering determined at the pricing of this offering.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	18,633,632	78%	69,419,379	45%	$3.73
New investors	5,366,473	22	85,863,568	55	16.00

Total	24,000,105	100.0%	$155,282,947	100.0%	$6.47

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) total consideration paid by new investors by $5.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The foregoing discussion and tables are based on 18,633,632 shares of common stock outstanding as of June 30, 2011, after giving effect to the automatic conversion of all outstanding shares of our redeemable and convertible preferred stock into common stock, which will occur upon the completion of this offering, and exclude:

•	2,037,410 shares of common stock issuable upon the exercise of outstanding options at June 30, 2011 to purchase our common stock granted pursuant to our 2005 Stock Incentive Plan at a weighted average exercise price of $3.39 per share;

•	11,316 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $2.32 per share;

•	266,268 additional shares of common stock reserved for issuance under our 2005 Stock Incentive Plan as of June 30, 2011; and

•	1,662,000 shares of common stock reserved for issuance under our 2011 Equity Award Plan.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 17,750,105 shares, or 74% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 6,250,000 shares, or 26% of the total number of shares of our common stock outstanding after this offering. In addition, if the underwriters’ overallotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be 17,750,105 shares, or 71% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would further increase to 7,187,500 shares or 29% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected consolidated financial and other data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes, and other financial information included in this prospectus. The selected consolidated financial and other data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2008, 2009, and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007, and 2008 are derived from our audited consolidated financial statements not included in this prospectus. The unaudited consolidated statements of operations data for the six months ended June 30, 2010 and 2011, and the unaudited consolidated balance sheet data as of June 30, 2011, are derived from our unaudited consolidated financial statements included elsewhere in the prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future.

						Six Months Ended
	Years Ended December 31,					June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)

Consolidated statements of operations data:
Revenue	$169	$2,154	$8,202	$19,114	$38,563	$16,685	$27,242
Cost of revenue	270	1,717	4,273	8,954	16,284	7,449	10,311

Gross profit	(101)	437	3,929	10,160	22,279	9,236	16,931
Operating expenses:
Research and development	1,445	3,042	4,663	6,210	10,868	4,973	7,710
General and administrative	530	1,414	2,389	2,485	4,209	2,033	2,878
Sales and marketing	1,160	7,369	14,729	21,067	33,098	16,464	16,358

Total operating expenses	3,135	11,825	21,781	29,762	48,175	23,470	26,946

Loss from operations	(3,236)	(11,388)	(17,852)	(19,602)	(25,896)	(14,234)	(10,015)
Interest income, net	58	486	413	391	143	120	31
Other income (expense)	—	—	—	(14)	(10)	1	(5)

Net loss	(3,178)	(10,902)	(17,439)	(19,225)	(25,763)	(14,113)	(9,989)

Accretion of redeemable convertible preferred stock	(64)	(210)	(210)	(210)	(210)	(105)	(105)

Net loss attributable to common stockholders	$(3,242)	$(11,112)	$(17,649)	$(19,435)	$(25,973)	$(14,218)	$(10,094)

Net loss attributable to common stockholders per share—basic and diluted	$(0.93)	$(2.97)	$(4.61)	$(4.78)	$(5.90)	$(3.26)	$(2.02)
Weighted-average number of common shares used in computing net loss per share—basic and diluted	3,490,596	3,743,246	3,828,073	4,065,230	4,399,137	4,367,982	5,009,565

Stock-based compensation included in the consolidated statements of operations data above was as follows:

	Years Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)

Cost of revenue	$—	$15	$16	$35	$45	$30	$87
Research and development	14	27	38	88	171	92	195
General and administrative	66	78	89	188	227	130	111
Sales and marketing	78	62	60	79	99	20	159

Total stock-based compensation	$158	$182	$203	$390	$542	$272	$552

	As of December 31,					As of June 30,
	2006	2007	2008	2009	2010	2011
	(in thousands)

Consolidated balance sheet data:
Cash	$2,798	$14,773	$2,543	$28,276	$13,855	$16,243
Working capital (deficit)	1,858	10,342	12,266	12,595	(12,381)	(25,448)
Total assets	3,893	18,501	30,701	46,433	40,941	42,370
Deferred revenue, including current portion	518	3,534	9,401	23,144	38,722	49,312
Total liabilities	1,108	5,840	14,009	29,149	47,834	58,036
Preferred stock warrant liability	—	18	18	18	82	101
Redeemable and convertible stock	6,172	26,983	48,387	67,770	68,730	68,835
Total stockholders’ deficit	(3,388)	(14,322)	(31,696)	(50,486)	(75,623)	(84,501)

	Years Ended December 31,					Six Months Ended June 30,
	2006 (1)	2007 (1)	2008	2009	2010	2010	2011
	(in thousands, except percentage data)

Key metrics:
Total customers (2)	N/A	95	281	590	951	782	1,114
Annual retention rate (3)	N/A	N/A	81%	79%	83%	80%	83%
Renewal rate (4)	N/A	N/A	78%	78%	81%	80%	82%
Bookings (5)	$687	$5,170	$14,069	$32,857	$54,141	$24,235	$37,246
Free cash flow (6)	$(2,946)	$(8,638)	$(12,409)	$(8,045)	$(12,204)	$(8,099)	$(6,369)

(1)	We did not document total customers in 2006. We did not document annual retention rate or renewal rate in 2006 or 2007.

(2)	We define total customers as the number of paid subscriptions from consumers and SMBs at the end of the relevant period.

(3)	We define annual retention rate as the percentage of customers on the last day of the prior year who remain customers on the last day of the current year, or for quarterly presentations, the percentage of customers on the last day of the comparable quarter in the prior year who remain customers on the last day of the current quarter.

Our management uses annual retention rate to determine the stability of our customer base and to evaluate the lifetime value of our customer relationships. As customers’ annual and multi-year subscriptions come up for renewal throughout the calendar year based on the dates of their original subscriptions, measuring retention on a trailing twelve month basis at the end of each quarter provides our management with useful and timely information about the stability of our customer base.

In June 2010, we decided to cease distribution of our consumer solutions through third-party distribution channels, and we terminated most of our distribution agreements at that time. During 2010, subscriptions purchased through third-party distributors accounted for 8% of our revenue. Historically, renewal rates for subscriptions purchased through third-party distributors were lower than for direct sales. Excluding renewal activity related to third-party distributor sales, our annual retention rates for 2008, 2009, 2010 and the six months ended June 30, 2010 and 2011 were 84%, 83%, 85%, 83% and 85%, respectively.

(4)	We define renewal rate for a period as the percentage of customers who renew annual or multi-year subscriptions that expire during the period presented. Renewal rate excludes customers under our discontinued third-party distribution agreements and prior SMB offering with subscriptions that remain active until cancelled. Our management uses renewal rate to monitor trends in customer renewal activity.

(5)	We define bookings as revenue recognized during the period plus the change in total deferred revenue (excluding acquired deferred revenue) during the same period. The following table presents a reconciliation of bookings to revenue for the last five fiscal years and the six months ended June 30, 2010 and June 30, 2011:

	Years Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)

Revenue	$169	$2,154	$8,202	$19,114	$38,563	$16,685	$27,242
Plus change in deferred revenue	518	3,016	5,867	13,743	15,578	7,550	10,004

Bookings	$687	$5,170	$14,069	$32,857	$54,141	$24,235	$37,246

Our management uses bookings as a proxy for cash receipts and as a leading indicator of revenue for future periods, as customer subscription fees are non-refundable.

Although bookings is frequently used by investors and securities analysts in their evaluations of companies, bookings has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

• bookings does not reflect our receipt of payment from subscribers; and

• other companies in our industry may calculate bookings or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with using the bookings measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of bookings to the most directly comparable GAAP measure, revenue, as presented above.

(6)	We define free cash flow as net cash provided by (used in) operating activities, less capital expenditures, and adjusted for any extraordinary items. The following table presents a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most comparable GAAP measure, for the last five fiscal years and the six months ended June 30, 2010 and 2011:

	Years Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)

Net cash provided by (used in) operating activities	$(2,031)	$(6,094)	$(7,705)	$(946)	$(1,552)	$(3,723)	$821
Less capital expenditures	(915)	(2,544)	(4,704)	(7,099)	(10,652)	(4,376)	(7,190)

Free cash flow	$(2,946)	$(8,638)	$(12,409)	$(8,045)	$(12,204)	$(8,099)	$(6,369)

Our management uses free cash flow as a measure of our operating performance; for planning purposes, including the preparation of our annual operating budget; to allocate resources to enhance the financial performance of our business; to evaluate the effectiveness of our business strategies; to provide consistency and comparability with past financial performance; to determine capital requirements; to facilitate a comparison of our results with those of other companies; and in communications with our board of directors concerning our financial performance. We also use free cash flow as a factor when determining management’s incentive compensation.

Management believes that the use of free cash flow provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Although free cash flow is frequently used by investors and securities analysts in their evaluations of companies, free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

Some of these limitations are:

•	free cash flow does not reflect our future requirements for contractual commitments to vendors;

•	free cash flow does not reflect the non-cash component of employee compensation or depreciation and amortization of property and equipment; and

•	other companies in our industry may calculate free cash flow or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with using the free cash flow measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of free cash flow to the most directly comparable GAAP measure, net cash provided by (used in) operating activities as presented above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading provider of online backup solutions for consumers and SMBs. We provide easy-to-use, affordable, unlimited, and secure online backup solutions with anytime, anywhere access to files stored on our servers, which we call the Carbonite Personal Cloud. We believe that we are the best known brand in the online backup market.

In 2005, we began development of our Carbonite backup solution and raised our first capital from investors. We sold the first subscription to our Carbonite backup solution in 2006. In 2010, we introduced our SMB solution, opened our office in Beijing, China, and expanded our management team to better focus on our consumer and SMB markets. Over the last 18 months, we introduced our free iPad, iPhone, BlackBerry, and Android apps. We surpassed 100,000 subscribers in 2008, 500,000 subscribers in 2009, and 1,000,000 subscribers in early 2011. Today we have subscribers in more than 100 countries, with 94% of our subscribers based in the U.S.

We derive our revenue from subscription fees from consumers and SMBs. We charge consumers a $59 flat fee for one year of unlimited online backup, with discounts for multi-year subscriptions. Our SMB solution allows for an unlimited number of users, with tiered pricing based on the total amount of data backed up. As of June 30, 2011, approximately 70% of subscribers to our consumer service have one year subscriptions, although the percentage of customers with multi-year subscriptions has increased over time. We charge customers the full subscription amount at the beginning of each subscription period. We initially record a subscription fee as deferred revenue and then recognize it ratably over the subscription period. The annual or multi-year commitments of our customers enhance management’s visibility of our revenue and charging customers at the beginning of the subscription period provides working capital.

We are investing aggressively in customer acquisition because we believe that the market for online backup is in the early stages of development. Our largest expense is advertising for customer acquisition, which is recorded as sales and marketing expense. This is comprised of radio and television advertising, online display advertising, print advertising, paid search, direct marketing, and other expenses. In 2008, 2009, and 2010, our total advertising expense was $7.6 million, $10.8 million, and $23.6 million, respectively. We generally spend more on advertising in the first and third quarters of each year based on the seasonality of customer purchasing patterns and fluctuations in advertising rates.

As we grow our business we continue to invest in additional storage and infrastructure. Our capital expenditures in 2008, 2009, and 2010 were $4.7 million, $7.1 million, and $10.7 million, respectively.

Our revenue has grown from $8.2 million in fiscal 2008 to $38.6 million in fiscal 2010 and $27.2 million in the six months ended June 30, 2011. At the same time, our total operating costs have grown from $21.8 million in fiscal 2008 to $48.2 million in fiscal 2010 and $26.9 million in the six months ended

June 30, 2011, principally as a result of our investment in customer acquisition. We expect to continue to devote substantial resources to customer acquisition, improving our technologies, and expanding our solutions. In addition, we expect to invest heavily in our operations to support anticipated growth and public company reporting and compliance obligations. We defer revenue over our customers’ subscription periods but expense marketing costs as incurred. As a result of these factors, we expect to continue to incur GAAP operating losses on an annual basis for the foreseeable future.

Our Business Model

We evaluate the profitability of a customer relationship over its lifecycle because of the nature of our business model. As we generally incur customer acquisition costs in advance of subscriptions while recognizing revenue ratably over the terms of the subscriptions, a customer relationship may not be profitable at the beginning of the subscription period, even though it may be profitable over the life of the customer relationship. As we also generally incur capital equipment costs in advance of subscriptions, a customer relationship may not result in positive cash flow at the beginning of the subscription period, even though it may result in positive cash flow over the life of the customer relationship. While we offer both annual and multi-year subscriptions to our customers, a significant majority of them are currently on one year subscription plans.

As a customer renews a subscription and enters each successive year, the relative profitability of that customer increases because we do not need to incur incremental acquisition costs and we benefit from decreasing customer support and other operating costs. For example, in 2008, 2009, 2010 and the six months ended June 30, 2011, our average cost per acquisition, or CPA, was $45.38, $41.06, $58.77, and $52.27, respectively, per new consumer subscriber. CPA represents the amount we spent on advertising and affiliate commissions in a period divided by the number of new subscribers we obtained during the same period, and varies depending on our level of advertising during each period. Our advertising expenses in 2010 included testing new television advertising campaigns. We also benefit from economies of scale related to our capital equipment, hosting, and support expenditures. For example, from the quarter ended March 31, 2008 through the quarter ended June 30, 2011, our cost to provide customer support fell from $3.01 to $1.98 per subscriber, and we expect that our support cost per subscriber will continue to fall as our customer base grows. In addition, customers who use our online backup service for longer than one year generally require less customer support. For example, during the six months ended June 30, 2011, of the contacts with our customer service department by paid subscribers, 50%, 29%, 19%, and 2% were from subscribers who had been customers for less than one year, between one and two years, between two and three years, and longer than three years, respectively. Finally, from the quarter ended March 31, 2008 through the quarter ended June 30, 2011, our costs for depreciation and hosting fell from $3.66 to $3.26 per subscriber, as increased usage by customers has been offset by falling equipment prices. For these reasons, the profitability of a customer in each successive year is generally higher than in the first year.

A similar profitability pattern exists for our multi-year subscriptions. However, we typically generate positive cash flow during the first year of a multi-year subscription as we charge the subscription fee for the entire period at the beginning of the subscription. As a result of our easy to use, cost-efficient, and high quality solutions, we have consistently had a high customer retention rate.

Key Business Metrics

Our management regularly reviews a number of financial and operating metrics, including the following key metrics, to evaluate our business:

•	Total customers. We calculate total customers as the number of paid subscriptions from consumers and SMBs at the end of the relevant period. A consumer who has more than one computer may have multiple subscriptions, each of which is treated as a separate subscription. An SMB subscription may cover multiple computers and users but is treated as a single subscription.

•	Annual retention rate. We calculate annual retention rate as the percentage of customers on the last day of the prior year who remain customers on the last day of the current year, or for quarterly presentations, the percentage of customers on the last day of the comparable quarter in the prior year who remain customers on the last day of the current quarter. Our management uses these measures to determine the stability of our customer base and to evaluate the lifetime value of our customer relationships.

•	Renewal rate. We define renewal rate for a period as the percentage of customers who renew annual or multi-year subscriptions that expire during the period presented. Renewal rate excludes customers under our discontinued third-party distribution agreements and prior SMB offering with subscriptions that remain active until cancelled. Our management uses this measure to monitor trends in customer renewal activity.

•	Bookings. We calculate bookings as revenue recognized during a particular period plus the change in total deferred revenue (excluding deferred revenue recorded in connection with acquisitions) during the same period. Our management uses this measure as a proxy for cash receipts and as a leading indicator of revenue for future periods, as customer subscription fees are non-refundable.

•	Free cash flow. We calculate free cash flow as net cash provided by (used in) operating activities, less purchases of property and equipment, and adjusted for any extraordinary items. Our management uses this measure to evaluate our operating results.

Subscription renewals may vary during the year based on the date of our customers’ original subscriptions. As we recognize subscription revenue ratably over the subscription period, this generally has not resulted in a material seasonal impact on our revenue, but may result in material monthly and quarterly variances in one or more of the key business metrics described above.

The following table presents our performance highlights for the periods presented:

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands, except percentage data)

Total customers	281	590	951	782	1,114
Annual retention rate	81%	79%	83%	80%	83%
Renewal rate	78%	78%	81%	80%	82%
Bookings (1)	$14,069	$32,857	$54,141	$24,235	$37,246
Free cash flow (2)	$(12,409)	$(8,045)	$(12,204)	$(8,099)	$(6,369)

(1)	For the definition of bookings and a reconciliation of bookings to revenue, see footnote 5 to “Selected Consolidated Financial and Other Data.”

(2)	For the definition of free cash flow and a reconciliation of free cash flow to net cash provided by (used in) operations, see footnote 6 to “Selected Consolidated Financial and Other Data.”

Our total customers and bookings have increased consistently over the periods presented, and we are continuing to invest substantially in customer acquisition in an effort to drive future growth in total customers and bookings. While we expect our total customers to continue to increase on an absolute basis, we expect that our annual percentage increase in total customers will decline as our customer base grows.

In June 2010, we decided to cease distribution of our consumer solutions through third-party distribution channels, and we terminated most of our distribution agreements at that time. During 2010, subscriptions purchased through third-party distributors accounted for 8% of our revenue. Historically, renewal rates for subscriptions purchased through third-party distributors were lower than for direct sales. Excluding renewal activity related to third-party distributor sales, our annual retention rates for 2008, 2009, 2010 and the six months ended June 30, 2010 and 2011 were 84%, 83%, 85%, 83%, and 85%, respectively.

Our free cash flow over the periods presented has improved due to economies of scale and the impact of higher per customer profitability associated with customers who continue beyond a single year. However, the results of individual periods have varied based on the timing of our expenses, particularly customer acquisition costs, including radio and television advertising. For example, from 2009 to 2010 we substantially increased our advertising expenditures from $10.8 million to $23.6 million, as we sought to grow our customer base and tested new advertising. These increased expenditures were offset in part by increased cash inflows due to a shift in subscriber mix toward three year subscriptions resulting from our April 2009 price increase for one and two year consumer subscriptions and price decrease for a three year subscription. We generally spend more on advertising in the first and third quarters of each year based on the seasonality of customer purchasing patterns and fluctuations in advertising rates, which affects our free cash flow for interim periods presented. Similarly, we generally spend more on capital equipment in the first and third quarters of each year as we add capacity to service new customers. We increased our capital expenditures from $7.1 million in 2009 to $10.7 million in 2010 as we added additional storage capacity and infrastructure to service our growing customer base. Free cash flow improved by $1.7 million for the six months ended June 30, 2011 compared to the six months ended June 30, 2010. The improvement was driven by a $4.5 million increase in operating cash flows primarily related to a $4.1 million decrease in our net loss. This increase was partially offset by a $2.8 million increase in capital expenditures as we added additional storage capacity and infrastructure to service our growing customer base.

Factors Affecting Our Performance

The following represents a summary of certain trends and uncertainties that could have a significant impact on our financial condition and results of operations. This summary is not intended to be a complete list of potential trends and uncertainties that could impact our business in the long or short term. The summary should be considered along with the factors set forth under “Risk Factors” contained elsewhere in this prospectus.

•	We have not generally achieved positive cash flow from our operations or reported net income, and we do not expect to be profitable for the foreseeable future. We expect to continue making significant expenditures to develop and expand our business, including for advertising, customer acquisition, technology infrastructure, storage capacity, product development, and international expansion, in an effort to increase and service our customer base. In 2011, we also expect to incur increased expenses associated with the relocation of one of our data centers to a new facility. We also may encounter unforeseen expenses, difficulties, complications, delays, and other unknown events that could have an adverse effect on our financial condition and operating results.

•	We generate substantially all of our revenue from the sale of subscriptions to our online backup solutions. In order to grow, we must continue to attract a large number of customers on a cost-effective basis, many of whom have not previously used online backup solutions, and to retain our existing customers. If we are unable satisfy our existing customers or to cost-effectively attract new customers, then our revenue could decline, our advertising and marketing expenses could increase substantially, and our operating results may suffer.

•	With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Some of our competitors may make acquisitions or enter into strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively or affect the pricing of our offerings. Increased competition could have an adverse effect on our financial condition and operating results.

•	We have relied on a third-party customer support provider based in India to handle most of our routine support cases. In 2011, we intend to relocate our customer support function to a new facility in Lewiston, Maine to be staffed by our employees. If we experience operational difficulties or disruptions during this transition period, our ability to respond to customer support calls in a timely manner and the quality of our customer support would be adversely affected or our transition costs may be higher than we expected, which in turn could affect our customer retention rates and operating results.

Key Components of our Statements of Operations

Revenue

We derive our revenue from subscription fees from consumers and SMBs. We typically charge a customer’s credit card the full price of the subscription at the commencement of the subscription period and at each renewal date, unless the customer decides not to renew the subscription. We initially record a customer subscription fee as deferred revenue and then recognize it ratably, on a daily basis, over the life of the subscription period.

Cost of revenue

Cost of revenue consists primarily of costs associated with our data center operations and customer support centers, including wages and benefits for personnel, depreciation of equipment, rent, utilities and broadband, equipment maintenance, software license fees, and allocated overhead. The expenses related to hosting our services and supporting our customers are related to the number of customers and the complexity of our services and hosting infrastructure. We expect these expenses to increase in absolute dollars as we continue to increase our number of customers. On a per subscriber basis, our costs have been decreasing as we achieve economies of scale and purchase equipment and services in larger quantities. There has also been a long term downward trend in the cost of storage equipment and broadband service, which we expect will continue in the future.

Gross profit and gross margin

Gross profit is our revenue less our cost of revenue. Our gross margins have historically expanded due to price increases for our consumer solutions and from economies of scale. We expect our gross margins to be relatively flat from 2010 to 2011 due to expenses associated with the relocation of our support services from India to the U.S.

Operating expenses

Research and development.  Research and development expenses consist primarily of wages and benefits for development personnel, consulting fees, rent, and depreciation. We have focused our research and development efforts on both improving ease of use and functionality of our existing services and developing new offerings. The majority of our research and development employees are located at our corporate headquarters in the U.S., with another group at our offices in China. We expect that research and development expenses will increase in absolute dollars on an annual basis as we continue to enhance and expand our services.

General and administrative.  General and administrative expenses consist primarily of wages and benefits for management, finance, accounting, human resources, legal and other administrative personnel, legal and accounting fees, insurance, and other corporate expenses. We expect to continue to add personnel and enhance our internal information systems in connection with the growth of our business. We expect our general and administrative expenses to increase when we become a public company as we expect our accounting, legal, and personnel-related expenses and directors and officers insurance costs to increase as we institute and monitor a more comprehensive compliance and board governance function, maintain and review internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, and prepare and distribute periodic reports, as required by the rules and regulations of the Securities and Exchange Commission. As a result, we expect that our general and administrative expenses will continue to increase in absolute dollars on an annual basis.

Sales and marketing.  Sales and marketing expenses consist primarily of advertising costs, wages and benefits for sales and marketing personnel, creative expenses for advertising programs, credit card fees, commissions paid to third-party partners and affiliates, and the cost of providing free trials. The largest component of sales and marketing expense is advertising for customer acquisition, principally radio, television, and print advertisements. Online search costs consist primarily of pay-per-click payments to search engine operators. Advertising costs are expensed as incurred. To date, marketing and advertising costs have been incurred principally in the U.S., but we expect to increase our marketing and advertising expenditures in other countries. We expect that we will continue to commit significant resources to our sales and marketing efforts to grow our business and awareness of our brand and services. We expect that sales and marketing expenses will continue to increase in absolute dollars on an annual basis.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions, and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances, but all such estimates and assumptions are inherently uncertain and unpredictable. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. Our most critical accounting policies are summarized below. See Note 2 to our financial statements included elsewhere in this prospectus for additional information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue recognition

We derive revenue from online backup subscription services. These services are stand-alone independent service solutions, which are generally contracted for a one- to three-year term. Subscription agreements include access to use our solutions via the internet. We recognize revenue in accordance with the Financial Accounting Standards Codification (ASC) 605-10, Overall Revenue Recognition. Subscription revenue is recognized ratably on a daily basis upon activation over the subscription period, when persuasive evidence of an arrangement with a customer exists, the subscription period has been activated, the price is fixed or determinable, and collection is reasonably assured. Deferred revenue represents payments received from customers for subscription services prior to recognizing the revenue related to those payments.

Goodwill and Acquired Intangible Assets.

We record goodwill when consideration paid in a purchase acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. We perform our assessment for impairment of goodwill on an annual basis and we have determined that there is a single reporting unit for the purpose of conducting this annual goodwill impairment assessment. For purposes of assessing potential impairment, we annually estimate the fair value of the reporting unit (based on our market capitalization) and compare this amount to the carrying value of the reporting unit (as reflected by our total stockholders’ equity). If we determine that the carrying value of the reporting unit exceeds its fair value, an impairment charge would be required. Our annual goodwill impairment test is at November 30 of each year.

Income taxes

We provide for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization. We account for uncertain tax positions recognized in our consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Due to a history of losses, we have provided a full valuation allowance against our deferred tax assets as more fully described in Note 9 of our consolidated financial statements. The ability to utilize these losses, any future losses, and any other tax credits or attributes may be restricted or eliminated by changes in our ownership, including potentially as a result of this offering, changes in legislation and other rules affecting the ability to offset future taxable income with losses from prior periods. Future determinations on the need for a valuation allowance on our net deferred tax assets will be made on a quarterly basis, and our assessment at June 30, 2011 reflects a continued need for a full valuation allowance.

Stock-based compensation

Accounting guidance requires employee stock-based payments to be accounted for under the fair value method. Under this method, we are required to record compensation cost based on the fair value estimated for stock-based awards granted over the requisite service periods for the individual awards, which generally equals the vesting periods. We use the straight-line amortization method for recognizing stock-based compensation expenses.

We estimate the fair value of stock options on the date of grant using the Black-Scholes option-pricing model, which requires the use of highly subjective estimates and assumptions. Historically, as a private company, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected volatility from the historical volatility of selected publicly-traded peer companies and expect to continue to do so until we have adequate historical data regarding the volatility of our traded stock price. The expected life assumption is based on the simplified method for estimating expected term as we do not have sufficient stock option exercise experience to support a reasonable estimate of the expected term. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with terms approximately equal to the expected life of the stock option. We use an expected dividend rate of zero as we currently have no history or expectation of paying cash dividends on our capital stock. In addition, we have estimated expected forfeitures of stock options based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods. The assumptions for volatility, expected life, risk-free interest rate, and expected dividend yield for the year ended December 31, 2010 and the six months ended June 30, 2011 are presented in the table below:

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2010	2011

Expected volatility	61% to 64%	53% to 62%
Expected life (in years)	6.1	6.1
Risk-free interest rate	1.45% to 3.04%	2.40%
Expected dividend yield	—%	—%

The following table summarizes stock options granted from January 1, 2010 through June 30, 2011:

	Number of	Per Share	Per Share	Per Share	Aggregate
	Shares	Exercise	Fair Value	Estimated	Estimated
	Underlying	Price	of Underlying	Fair Value	Fair Value
Option Grant Dates	Options Granted	of Options (1)	Common Stock	of Options (2)	of Options (2)

February 12, 2010	42,000	$4.77	$4.77	$2.63	$110,460
April 2, 2010	99,500	4.77	4.77	2.44	242,780
May 4, 2010	11,500	4.90	4.90	2.38	27,370
August 4, 2010	105,000	4.90	4.90	2.24	235,200
October 20, 2010	58,000	5.15	5.15	2.35	136,300
December 16, 2010	200,000	5.15	12.00	9.00	1,800,000
January 26, 2011	12,000	11.10	12.00	7.27	87,240
April 27, 2011	201,100	11.73	12.04	6.40	1,287,040

(1)	The per share exercise price of options is determined by our board of directors.

(2)	As described above, the estimated fair value of options was estimated for the date of grant using the Black-Scholes option-pricing model.

The fair value of our common stock was determined on a quarterly basis by our board of directors, with input from management, taking into account our most recent valuations provided by management from an independent third-party valuation specialist. Our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair value of our common stock, including, but not limited to, the following factors: (i) recent issuances of preferred stock, as well as the rights, preferences, and privileges of our preferred stock relative to our common stock; (ii) our performance and stage of development; (iii) contemporaneous valuations of our common stock; (iv) the lack of marketability of our common stock; (iv) secondary transactions in our common stock; (v) the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions; and (vi) U.S. and global capital market conditions.

Our valuation analysis has been conducted under a probability-weighted expected return method as prescribed by the AICPA Practice Aid. Under this methodology, the fair value of our common stock is estimated based upon an analysis of future values assuming various outcomes. The value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each share class. The possible outcomes considered are based upon an analysis of future scenarios as described below:

•	completion of an initial public offering;

•	sale to a strategic acquirer;

•	continuation as a private company; and

•	the remote likelihood of dissolution (assumed 1% probability of occurrence).

We determined our enterprise value by using a combination of the discounted future cash flow method and the guideline public company method. The discounted future cash flow method estimates the present value of the future monetary benefits expected to flow to the owners of a business by projecting the cash flows that the business is expected to generate over a forecast period and an estimate of the present value of cash flows beyond that period, which is referred to as residual value. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. Our assumptions underlying the projected cash flows of our business were consistent with the plans and estimates that we use to manage our business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. The guideline public company method considers multiples of financial metrics based on both acquisitions and trading multiples of a peer group of companies. The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, the similarity of their industry, growth rate, stage of development, and financial risk. These multiples are then applied to our financial metrics to derive an indication of our enterprise value. The initial public offering scenario analyses use the guideline public company method. The private company scenario and sale scenario analyses use averages of the discounted future cash flow method and the guideline public company method. The present values calculated for our common stock under each scenario were weighted based on management’s estimates of the probability of each scenario occurring. We applied a discount for lack of marketability to the resulting values to reflect the fact that there is no established trading market for our stock. The resulting values after applying a discount for lack of marketability represented the estimated fair value of our common stock at the valuation date.

Our valuation specialist determined the size of the discount for lack of marketability by considering various studies and calculations including the average discount for lack of marketability applicable to shares of restricted stock issued by publicly traded companies, a study comparing transactions in the closely held stock of certain companies with the prices at which those companies subsequently effected a successful public offering, and the value of a put option compared to the value of the common stock using the Black-Scholes option-pricing model.

During December 2009 and January 2010, we issued 585,790 shares of our Series D convertible preferred stock for $34.14 per share to a group of new and existing investors for a total consideration of approximately $20.0 million. Because the lead investor in this transaction was unaffiliated with our company prior to this investment, the board of directors determined that this financing constituted an arm’s-length transaction.

Our board of directors established a valuation of our common stock in February 2010. In addition to considering the Series D convertible preferred stock financing described above, the board of directors also considered a contemporaneous valuation analysis prepared as of December 31, 2009. The present values calculated for our common stock under each of the possible outcomes were weighted based on management’s estimates of the probability of each scenario occurring (private company 35%, sale event 32%, and initial public offering 32%). We applied a discount for lack of marketability of 15%, after considering a number of factors, including, but not limited to, the probability and time to liquidity for an initial public offering of our common stock. The resulting value representing the estimated fair value of our common stock was determined to be $4.77. Our board of directors granted options to purchase 42,000 shares of common stock with an exercise price of $4.77 per share on February 12, 2010. Our board of directors further granted options to purchase 99,500 shares of common stock with an exercise price of $4.77 per share on April 2, 2010.

Our board of directors established a valuation of our common stock in late April 2010 considering a contemporaneous valuation analysis prepared as of March 31, 2010. During the period since our February 2010 valuation, we continued to execute our plan toward a liquidity event and the overall market conditions continued to improve over this period. The present values calculated for our common stock under the possible outcomes were weighted based on management’s estimates of the probability of each scenario occurring, which remained unchanged from the February 2010 valuation. Further, we continued to demonstrate our ability to meet our expected results thus reducing our risks and discount rates. We applied a discount for lack of marketability of 12.5%, after considering a number of factors, including, but not limited to, the probability and time to liquidity for an initial public offering of our common stock. Based on these factors, the probability-weighted expected return value after applying a discount for lack of marketability resulted in an estimated fair value of our common stock of $4.90. Our board of directors granted options to purchase 11,500 shares of common stock with an exercise price of $4.90 per share on May 4, 2010.

Our board of directors concluded that there were no material changes to our business operations and projected business cash flows, the business market risk, and the probability of a liquidation event since the April 2010 valuation through August 4, 2010. In June 2010, we decided to stop pursuing sales of our consumer solutions through third-party distribution channels and terminated most of our existing contracts with such distributors. Our board of directors determined that the common stock value during that period remained unchanged at $4.90. The board of directors granted options to purchase 105,000 shares of common stock with an exercise price of $4.90 per share on August 4, 2010.

Our board of directors established a valuation of our common stock in October 2010 considering a contemporaneous valuation analysis prepared as of September 30, 2010. The overall market conditions continued to improve since our last valuation. The present values calculated for our common stock under the possible outcomes were weighted based on management’s estimates of the probability of each scenario occurring, which remained unchanged from the April 2010 valuation. Furthermore, there were no changes to the probability and expected timing to a liquidity event, but we further reduced our discount rates due to a further reduction in risk of executing our expected results. We continued to apply a discount for lack of marketability of 12.5% as in the April 2010 valuation as there were no material changes to the factors considered in determining the discount for lack of marketability. Based on these factors, the probability-weighted expected return value after applying a discount for lack of marketability resulted in an estimated fair value of our common stock of $5.15. In July 2011, as described below, we reassessed the fair market value of our common stock and revised the estimated fair value of our common stock to $12.00 for options granted on December 16, 2010. Our board of directors granted options to purchase 58,000 and 200,000 shares of common stock with an exercise price of $5.15 per share, on October 20, 2010 and December 16, 2010, respectively.

On January 12, 2011, certain current and former employees, including our chief executive officer and certain other senior management, sold an aggregate of 863,832 shares of common stock to a non-affiliated investment group for $12.00 per share. Upon the closing of this transaction, in January 2011, our board of directors performed a valuation of our common stock. A number of factors contributed to a significant increase in the value of our common stock during December 2010 and early 2011, and were considered by our board of directors as of the valuation date, included the following:

•	improvements in market conditions, including a 36% average increase in the valuation multiples of our guideline public companies and initial public offerings by several companies in similar industries;

•	our selection of the lead underwriters of our offering, which we believed increased the probability of our completing an initial public offering from 32% to 50%;

•	changes in our risk profile based on the increased likelihood of our completing an initial public offering, which reduced our weighted average cost of capital for valuation purposes from 34% to 25%;

•	our improved strategic plan resulting from the addition of a general manager for our small business group; and

•	favorable performance during the three months ended December 31, 2010 compared to our performance during the three months ended September 30, 2010.

We believed that these factors were significant in establishing the price of our common stock in the January 2011 sale. After considering such factors and applying a discount to the $12.00 per share sale price for lack of marketability of 7.5%, our board of directors granted options to purchase 12,000 shares of common stock with an exercise price of $11.10 per share on January 26, 2011. In July 2011, as described below, we reassessed the fair market value of our common stock and revised the estimated fair value of our common stock to $12.00.

Our board of directors established a valuation of our common stock in April 2011 considering a contemporaneous valuation analysis prepared as of March 31, 2011. The present values calculated for our common stock under the possible outcomes were weighted based on management’s estimates of the probability of each scenario occurring (initial public offering 60%, sale event 30%, and private company 9%), reflecting a higher probability of an initial public offering scenario as we further accelerated our offering timing and we were in the process of preparing and drafting the registration statement of which this prospectus is a part at the time of the valuation. We further reduced our discount rates due to a further reduction in risk of executing our expected results. We applied a discount for lack of marketability of 7.5%, after considering a number of factors, including, but not limited to, a further acceleration of the timing of an initial public offering of our common stock. Based on these factors, the probability-weighted expected return value after applying a discount for lack of marketability resulted in an estimated fair value of our common stock of $11.73. In July 2011, as described below, we reassessed the fair market value of our common stock and revised the estimated fair value of our common stock to $12.04. Our board of directors granted options to purchase 201,100 shares of common stock with an exercise price of $11.73 per share on April 2011.

In July 2011, in light of the January 2011 stock sale and our planned initial public offering, we reassessed the fair market value of our common stock for purposes of valuing all stock options granted on December 16, 2010, January 26, 2011, and April 27, 2011, and we determined to apply $12.00 and $12.04 per share as the fair market value of our common stock for purposes of valuing all stock options granted on December 16, 2010 and January 26, 2011, and April 27, 2011, respectively. This revision included eliminating any discount to the $12.00 per share sale price for lack of marketability. With respect to the options granted on April 27, 2011, we also reduced the discount for lack of marketability to 2.5% to reflect our progress toward an initial public offering. The resulting changes to our stock-based compensation expense were not material in any reported period.

On April 27, 2011, our board of directors authorized our subsidiary in China to provide up to 60,000 incentive units to its employees pursuant to our Chinese subsidiary’s Incentive Unit Plan. The units have a five year term and vest upon the satisfaction of a service period criteria of up to four years and a performance condition requirement of a qualifying liquidity event (initial public offering or change of control). Upon vesting, the recipients of units are entitled to a bonus based on the difference between the fair value of our common stock and the base value set forth in their respective incentive units agreements. In April 2011, our subsidiary in China granted 33,000 units with base values ranging from $4.90 to $11.73 and a total grant date fair value of $0.3 million. We have determined that as of June 30, 2011, the performance condition is not probable of achievement and is outside of our control, and accordingly, we have not recorded any compensation expense for these incentive units. Upon the occurrence of a qualifying liquidity event, we will record a liability equal to the fair value of the vested incentive units and will re-measure the liability for changes in the fair value at each reporting period and record the unrecognized compensation expense over the remaining service vesting period using an accelerated attribution method. On July 12, 2011, our subsidiary in China granted 5,000 units with terms identical to those granted in April 2011, except with a base value equal to the initial public offering price in this offering, unless the offering is delayed past August 15, 2011, in which case the board of directors may set a base value equal to a valuation of our common stock to be established by the board of directors on or about the date the base value is set.

Our board of directors granted options to purchase an aggregate of 186,750 shares of common stock on July 12 and July 25, 2011. The exercise price of 156,750 of these options will be the initial public offering price in this offering, unless the offering is delayed past August 15, 2011, in which case the board of directors may set an exercise price equal to a valuation of our common stock to be established by the board of directors on or about the date the price is set. The exercise price of 30,000 of these options granted to certain of our directors will be the initial public offering price in this offering, and such options will vest only if this offering is completed.

On July 28, 2011, we and our underwriters for this offering determined a preliminary range for the initial public offering price of $15.00 to $17.00 per share, the midpoint of which represents a valuation increase of approximately 32.9% over the fair value of our common stock as determined by our board of directors in connection with the options we granted in April 2011. Our April 2011 common stock valuation considered the input from a third-party valuation firm that used a probability weighted analysis of discounted cash flows and comparable company valuation multiples in accordance with the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” regarding private company valuations. Our offering price range was determined in consultation with our underwriters and reflects other factors including market conditions for initial public offerings and multiples of future, projected revenue and cash flow. Our private company valuation relied partially on an analysis of market multiples of equity to revenue for guideline public companies, which were then applied to our revenue in the trailing twelve month period ended March 31, 2011. In determining a price range for this offering, our underwriters employed a similar analysis, but relied on a comparison of projected revenue for the following fiscal year, which reflected our anticipated growth in revenue. The methodology for determining an offering range also does not consider a discount for lack of marketability, a weighted average cost of capital discount applied to our projected cash flows, or the potential of liquidity outcomes other than an initial public offering. In contrast, due to the nature and characteristics of a private company, our April 2011 valuation applied a 2.5% discount for lack of marketability, a 20% weighted average cost of capital discount applied against our future cash flows, and weighting the possible outcomes based on management’s estimates of the probability of each scenario occurring (initial public offering 60%, sale event 30%, and private company 9%). In our April 2011 valuation, the value per share of our common stock under an initial public offering scenario was estimated to be $13.13, whereas other outcomes, such as sale of the Company or continued operation as a private company, resulted in lower estimates of value, which were then weighted based on management’s estimate of probability in determining the overall fair value per share. In addition, the determination of an offering price range relied on analysis of comparable public companies prepared by our underwriters that differed from those included as our guideline companies in our April 2011 private company valuation. Comparable public companies included in the underwriters’ analysis included less mature companies with higher revenue growth rates and companies that recently completed public offerings. Lastly, the determination of the price range of this offering included updated analysis of internal operating progress and external market conditions on a current basis and reflected our continued execution against our business and operating plan in the months since the April 2011 valuation.

While the assumptions used to calculate and account for stock-based compensation awards represent our best estimates, these estimates involve inherent uncertainties and the application of judgment. As a result, if revisions are made to our underlying assumptions and estimates, our stock-based compensation expense could vary significantly from period to period. The total estimated compensation cost related to stock-based awards not yet recognized was approximately $3.6 million as of June 30, 2011. The weighted-average period over which this expense is expected to be recognized is approximately 3.26 years. See Notes 2 and 8 to our consolidated financial statements located in this prospectus for further discussion of stock-based compensation.

Results of Operations

The following table sets forth, for the periods presented, data from our consolidated statements of operations as a percentage of revenue. The information contained in the table below should be read in conjunction with financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011

Consolidated statements of operations data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	52.1	46.8	42.2	44.6	37.9

Gross margin	47.9	53.2	57.8	55.4	62.1
Operating expenses:
Research and development	56.9	32.5	28.2	29.8	28.3
General and administrative	29.1	13.0	10.9	12.2	10.6
Sales and marketing	179.6	110.2	85.8	98.7	60.0

Total operating expenses	265.6	155.7	124.9	140.7	98.9

Loss from operations	(217.7)	(102.6)	(67.2)	(85.3)	(36.8)
Interest income, net	5.0	2.0	0.4	0.7	0.1
Other income (expense)	—	(0.1)	—	—	—

Net loss	(212.7)%	(100.7)%	(66.8)%	(84.6)%	(36.7)%

Comparison of the Six Months Ended June 30, 2010 and 2011

Revenue

	Six Months Ended
	June 30,
	2010	2011	% Change
	(in thousands, except percentage data)

Revenue	$16,685	$27,242	63.3%

Revenue increased $10.6 million primarily due to a 42.5% increase in the number of total customers, driven in part by increased advertising expenditures in prior periods, as well as an overall increase in pricing of our consumer service in April 2011. In addition, we released our first SMB offering in February 2010 and revenue from SMB customers was approximately $2.2 million in the 2011 period compared to $0.1 million in the 2010 period. In April 2011, we increased the price of one, two, and three year consumer subscriptions by 8%, resulting in a continued shift in subscriber mix toward three year subscriptions. Each of these factors impacted revenue during these periods.

Cost of revenue, gross profit, and gross margin

	Six Months
	Ended June 30,
	2010	2011	% Change
	(in thousands, except percentage data)

Cost of revenue	$7,449	$10,311	38.4%
Gross profit	9,236	16,931	83.3%
Gross margin	55.4%	62.1%

Cost of revenue increased $2.9 million as a result of an increase in the number of total customers. This increase was comprised primarily of $2.1 million in hosting costs, including increasing our data storage capacity, and $0.8 million in customer support costs, primarily associated with the cost of new employees and providing outsourced support in India. Gross profit increased primarily as a result of increases in revenue and gross margin increased primarily due to economies of scale.

Operating expenses

	Six Months Ended June 30,
	2010	2011	% Change
	(in thousands, except percentage data)

Research and development	$4,973	$7,710	55.0%
General and administrative	2,033	2,878	41.6%
Sales and marketing	16,464	16,358	(0.6)%

Research and development.  Research and development expenses increased $2.7 million primarily due to additional hiring in the U.S. and China to enhance the functionality of our solutions and to develop new offerings.

General and administrative.  General and administrative expenses increased $0.8 million due to an increase in professional fees, including legal and accounting fees.

Sales and marketing.  Sales and marketing expenses decreased $0.1 million primarily due to a decrease of $1.1 million in testing new television advertising campaigns. This decrease was offset in part by increases in credit card processing fees of $0.4 million, customer support costs for trial users of $0.4 million, and $0.2 million of personnel related costs.

Comparison of 2008, 2009, and 2010

Revenue

				2008 to	2009 to
	Years Ended December 31,			2009	2010
	2008	2009	2010	% Change	% Change
	(in thousands, except percentage data)

Revenue	$8,202	$19,114	$38,563	133.0%	101.8%

Revenue increased by $10.9 million from 2008 to 2009 and by $19.4 million from 2009 to 2010, due to 110.2% and 61.3% increases in the number of total customers in 2009 and 2010, respectively, as well as an overall increase in pricing of our consumer service in April 2009 and our introduction of our SMB offering in February 2010 at a higher price point than our consumer service. In 2010, sales of our SMB solution generated $1.1 million of revenue. In April 2009, we increased the price of one and two year consumer subscriptions while decreasing the price of a three year subscription, which resulted in a shift in subscriber mix toward three year subscriptions. During 2009 and 2010, we terminated channel distribution agreements with computer manufacturers, which had historically resulted in lower revenue per subscription than direct sales. Each of these factors impacted revenue during those periods.

Cost of revenue and gross profit

				2008 to	2009 to
	Years Ended December 31,			2009	2010
	2008	2009	2010	% Change	% Change
	(in thousands, except percentage data)

Cost of revenue	$4,273	$8,954	$16,284	109.5%	81.9%
Gross profit	3,929	10,160	22,279	158.6%	119.3%
Gross margin	47.9%	53.2%	57.8%

Cost of revenue increased by $4.7 million from 2008 to 2009 and by $7.3 million from 2009 to 2010 as a result of an increase in the number of total customers. The increase from 2008 to 2009 was comprised primarily of $2.4 million in hosting costs, including increasing our data storage capacity, and $2.0 million in customer support costs, primarily associated with the cost of new employees and providing outsourced support in India. The increase from 2009 to 2010 was comprised primarily of $4.2 million in hosting costs, including establishing a new data center, and $3.1 million in customer support costs, primarily associated with the cost of new employees and providing outsourced support in India. Gross profit increased primarily as a result of increases in revenue and gross margin increased primarily due to economies of scale.

Operating expenses

				2008 to	2009 to
	Years Ended December 31,			2009	2010
	2008	2009	2010	% Change	% Change
	(in thousands, except percentage data)

Research and development	$4,663	$6,210	$10,868	33.2%	75.0%
General and administrative	2,389	2,485	4,209	4.0%	69.4%
Sales and marketing	14,729	21,067	33,098	43.0%	57.1%

Research and development.  Research and development expenses increased by $1.5 million from 2008 to 2009 and by $4.7 million from 2009 to 2010, due to additional hiring to enhance the functionality of our solutions and to develop new offerings.

General and administrative.  General and administrative expenses increased by $0.1 million from 2008 to 2009 and by $1.7 million from 2009 to 2010. In both years, we increased the number of general and administrative employees to support our overall growth. The increase from 2008 to 2009 was comprised primarily of increases in personnel-related costs. The increase from 2009 to 2010 was comprised primarily of increases of $1.1 million in professional fees, including legal and accounting fees, and $0.5 million in personnel-related and recruiting costs.

Sales and marketing.  Sales and marketing expenses increased by $6.3 million from 2008 to 2009 and by $12.0 million from 2009 to 2010. The increase from 2008 to 2009 was comprised primarily of increases of $3.2 million in advertising and related expenses, $1.9 million in outside commissions paid to computer manufacturers to preload our software on their computers, $0.7 million in credit card fees, and $0.4 million in costs related to free trials. The increase from 2009 to 2010 was comprised primarily of increases of $12.8 million in advertising expenses, $0.6 million in other marketing expenses, and $0.6 million in credit card fees, offset in part by decreases of $1.9 million in outside commissions due to the termination of channel distribution agreements with computer manufacturers in 2009 and $0.3 million in costs related to free trials.

Quarterly Results of Operations

The following tables set forth selected quarterly statements of operations data for the last ten quarters, as well as the percentage of our revenue that each line item represents. The information for each of these quarters has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with the audited and unaudited financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	2009				2010				2011
	Three Months Ended				Three Months Ended				Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30
	(in thousands)

Consolidated statements of operations data:
Revenue	$3,313	$4,227	$5,155	$6,419	$7,623	$9,062	$10,322	$11,556	$12,843	$14,399
Cost of revenue	1,649	1,958	2,447	2,900	3,479	3,970	4,261	4,574	4,665	5,646

Gross profit	1,664	2,269	2,708	3,519	4,144	5,092	6,061	6,982	8,178	8,753
Operating expenses
Research and development	1,342	1,464	1,580	1,824	2,213	2,760	3,008	2,887	3,451	4,259
General and administrative	557	653	614	661	1,058	975	879	1,297	1,320	1,558
Sales and marketing	5,293	4,119	6,640	5,015	9,165	7,299	8,869	7,765	8,760	7,598

Total operating expenses	7,192	6,236	8,834	7,500	12,436	11,034	12,756	11,949	13,531	13,415

Loss from operations	(5,528)	(3,967)	(6,126)	(3,981)	(8,292)	(5,942)	(6,695)	(4,967)	(5,353)	(4,662)
Interest income (expense), net	141	131	66	53	73	47	41	(18)	18	13
Other income (expense)	—	—	(14)	—	—	1	(4)	(7)	(2)	(3)

Net loss	$(5,387)	$(3,836)	$(6,074)	$(3,928)	$(8,219)	$(5,894)	$(6,658)	$(4,992)	$(5,337)	$(4,652)

	2009				2010				2011
	Three Months Ended				Three Months Ended				Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30
	(% of revenue)

Consolidated statements of operations data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	49.8	46.3	47.5	45.2	45.6	43.8	41.3	39.6	36.3	39.2

Gross profit	50.2	53.7	52.5	54.8	54.4	56.2	58.7	60.4	63.7	60.8
Operating expenses:
Research and development	40.5	34.6	30.6	28.4	29.0	30.5	29.1	25.0	26.9	29.6
General and administrative	16.8	15.4	11.9	10.3	13.9	10.8	8.5	11.2	10.3	10.8
Sales and marketing	159.8	97.4	128.8	78.1	120.2	80.5	85.9	67.2	68.2	52.8

Total operating expenses	217.1	147.5	171.4	116.8	163.1	121.8	123.6	103.4	105.4	93.2

Loss from operations	(166.9)	(93.8)	(118.8)	(62.0)	(108.8)	(65.6)	(64.9)	(43.0)	(41.7)	(32.4)
Interest income (expense), net	4.3	3.1	1.3	0.8	1.0	0.5	0.4	(0.2)	0.1	0.1
Other income (expense)	—	—	(0.3)	—	—	—	—	—	—	—

Net loss	(162.6)%	(90.7)%	(117.8)%	(61.2)%	(107.8)%	(65.0)%	(64.5)%	(43.2)%	(41.6)%	(32.3)%

	2009				2010				2011
	Three Months Ended				Three Months Ended				Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30
	(in thousands, except percentage data)

Key metrics:
Total customers (1)	345	411	499	590	698	782	869	951	1,043	1,114
Annual retention rate (2)	81%	80%	79%	79%	81%	80%	82%	83%	83%	83%
Renewal rate (3)	77%	78%	78%	79%	81%	79%	82%	82%	82%	82%
Bookings (4)	$6,059	$7,101	$9,614	$10,083	$12,411	$11,824	$14,142	$15,764	$18,996	$18,250
Free cash flow (5)	(2,816)	(1,306)	(4,027)	104	(5,554)	(2,545)	(4,512)	407	(3,325)	(3,044)

(1)	For the definition of total customers, see footnote 2 to our Selected Consolidated Financial and Other Data.

(2)	For the definition of annual retention rate, see footnote 3 to our Selected Consolidated Financial and Other Data. In June 2010, we decided to cease distribution of our consumer solutions through third-party distribution channels, and we terminated most of our distribution agreements at that time. During 2010, subscriptions purchased through third-party distributors accounted for 8% of our revenue. Historically, renewal rates for subscriptions purchased through third-party distributors were lower than for direct sales. Excluding renewal activity related to third-party distributor sales, our annual retention rates for the last ten quarters were 84%, 84%, 83%, 83%, 84%, 83%, 84%, 85%, 85%, and 85%, respectively.

(3)	For the definition of renewal rate, see footnote 4 to our Selected Consolidated Financial and Other Data.

(4)	For the definition of bookings, see footnote 5 to our Selected Consolidated Financial and Other Data. The following table presents a reconciliation of bookings to revenue for the last ten quarters.

	2009				2010				2011
	Three Months Ended				Three Months Ended				Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30
	(in thousands)

Revenue	$3,313	$4,227	$5,155	$6,419	$7,623	$9,062	$10,322	$11,556	$12,843	$14,399
Plus change in deferred revenue	2,746	2,874	4,459	3,664	4,788	2,762	3,820	4,208	6,153	3,851

Bookings	$6,059	$7,101	$9,614	$10,083	$12,411	$11,824	$14,142	$15,764	$18,996	$18,250

(5)	For the definition of free cash flow, see footnote 6 to our Selected Consolidated Financial and Other Data. The following table presents a reconciliation of free cash flow to net cash provided by (used in) operations, the most comparable GAAP measure, for the last ten quarters:

	2009				2010				2011
	Three Months Ended				Three Months Ended				Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30,
	(in thousands)

Cash provided by (used in) operating activities	$(1,186)	$(227)	$(1,418)	$1,885	$(2,729)	$(994)	$(1,476)	$3,647	$1,134	$(313)
Less capital expenditures	(1,630)	(1,079)	(2,609)	(1,781)	(2,825)	(1,551)	(3,036)	(3,240)	(4,459)	(2,731)

Free cash flow	$(2,816)	$(1,306)	$(4,027)	$104	$(5,554)	$(2,545)	$(4,512)	$407	$(3,325)	$(3,044)

Quarterly Trends

Our operating results fluctuate from quarter to quarter as a result of a variety of factors. For example, operating expenses increased in the quarters ended September 30, 2009, March 31, 2010, and September 30, 2010 due primarily to increased marketing and advertising expenditures, which is driven by seasonality of customer purchasing patterns and fluctuations in advertising rates.

Gross profit increased sequentially for all quarters presented, due primarily to revenue growth. The increase in gross profit is due to the increase in revenue and number of customers, which allows us to obtain better leverage from our data centers and customer support organization.

General and administrative expenses in the three months ended March 31 and June 30, 2010 reflect increased legal expense incurred in connection with the filing of patent applications related to our technologies. The increase in general and administrative expense in the three months ended December 31, 2010, March 31, 2011, and June 30, 2011 reflect increases in personnel, legal, and accounting expenses incurred in anticipation of becoming a public company.

Liquidity and Capital Resources

As of June 30, 2011, we had cash of $16.2 million, which primarily consisted of cash and short-term certificates of deposit. In May 2011, we entered into a revolving credit facility which provides us the ability to borrow up to $15 million. Since our inception in 2005 we have funded our operations primarily through prepayment of subscriptions and the sale of approximately $68.8 million of preferred stock, all of which will be converted into shares of our common stock upon the completion of this offering. Our principal uses of cash are funding our operations and capital expenditures. In June 2011, we used $2.0 million of cash to acquire substantially all of the assets of Phanfare Inc., which operates a service that enables users to create, maintain, and share online photo and video albums.

Sources of funds

We believe, based on our current operating plan, that our existing cash and cash equivalents, borrowings available under our revolving credit facility, and the estimated net proceeds of this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months.

From time to time, we may explore additional financing sources to develop or enhance our services, to fund expansion, to respond to competitive pressures, to acquire or to invest in complementary products, businesses or technologies, or to lower our cost of capital, which could include equity, equity-linked, and debt financing. There can be no assurance that any additional financing will be available to us on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering.

In May 2011, we entered into a revolving credit facility pursuant to which we may incur indebtedness up to $15 million. Advances under the credit facility bear interest on the outstanding daily balance, at an annual rate equal to the lender’s prime reference rate plus 1%. We have pledged our accounts receivable, equipment, and shares of our subsidiaries to the lender to secure our obligations under the credit facility. We have also agreed not to grant a security interest in or pledge our intellectual property to any third party. The credit facility contains customary events of default, conditions to borrowings and restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make distributions to our stockholders, make investments, or enter into certain types of related party transactions. The credit facility also includes financial and other covenants including covenants to maintain a minimum adjusted net worth and a minimum number of total subscribers. To date, we have not drawn down on our revolving credit facility. Any inability to meet our debt service obligations could adversely affect our financial position and liquidity.

Uses of funds

We have increased our operating and capital expenditures in connection with the growth in our operations and the increase in our personnel, and we anticipate that we will continue to increase such expenditures in the future. Our future capital requirements may vary materially from those now planned and will depend on many factors, including:

•	the levels of advertising and promotion required to acquire and retain customers;

•	expansion of our data center infrastructure necessary to support our growth;

•	growth of our operations in the U.S. and worldwide;

•	our development and introduction of new solutions; and

•	the expansion of our sales, customer support, research and development, and marketing organizations.

Consistent with previous periods, future capital expenditures will focus on acquiring additional data storage and hosting capacity and general corporate infrastructure. We are not currently party to any purchase contracts related to future capital expenditures, other than short term purchase orders.

Cash flows

The following table summarizes our cash flow data for 2008, 2009, and 2010, and for the six months ended June 30, 2010 and 2011.

				Six Months Ended
	Years Ended December 31,			June 30,
	2008	2009	2010	2010	2011
	(in thousands)

Net cash provided by (used in) operating activities	$(7,705)	$(946)	$(1,552)	$(3,723)	$821
Net cash provided by (used in) investing activities	(25,793)	7,251	(13,913)	(7,496)	861
Net cash provided by financing activities	21,267	19,428	1,041	905	703

Operating activities

Our cash flows from operating activities are significantly influenced by the amount of our net loss, growth in subscription sales and customer growth, changes in working capital accounts, the timing of prepayments and payments to vendors, add-backs of non-cash expense items such as depreciation, and the expense associated with stock-based compensation.

In the six months ended June 30, 2011, cash provided by operating activities was $0.8 million, which was primarily driven by a $10.0 million increase in deferred revenue associated with the increase in subscription sales and customer growth. Net cash inflows from operating activities included non-cash charges of $4.1 million, including $3.5 million of depreciation and $0.6 million of stock based compensation. These cash inflows were offset by a $1.4 million increase in other assets associated with the payment of legal and accounting expenses associated with this offering, a $0.8 million increase in prepaid expenses and other current assets, a $0.1 million increase in accounts receivable, a $1.1 million decrease in current liabilities, and our net loss of $10.0 million.

In the six months ended June 30, 2010, we used $3.7 million in operating activities, which was primarily driven by our net loss of $14.1 million, a $0.2 million increase in prepaid expenses and other current assets, and a $0.7 million increase in accounts receivable. These cash outflows were partially offset by a $7.6 million increase in deferred revenue associated with the increase in subscription sales and customer growth. Cash inflows from operating activities included non-cash charges of $2.5 million, including $2.2 million of depreciation and $0.3 million of stock based compensation, and a $1.2 million increase in current liabilities.

In 2010, we used $1.6 million in operating activities, which was primarily driven by our net loss of $25.8 million. These cash outflows were partially offset by a $15.6 million increase in deferred revenue associated with the increase in subscription sales and customer growth. Cash inflows from operating activities included non-cash charges of $5.6 million, including $5.1 million of depreciation and $0.5 million of stock based compensation, and a $3.0 million increase in current liabilities.

In 2009, we used $0.9 million in operating activities, which was primarily driven by our net loss of $19.2 million and a $0.3 million increase in accounts receivable. These cash outflows were partially offset by a $13.7 million increase in deferred revenue associated with the increase in subscription sales and customer growth. Cash inflows included non-cash charges of $3.4 million, including $3.0 million of depreciation and $0.4 million of stock based compensation, a $1.3 million increase in current liabilities, and a $0.1 million decrease in prepaid expenses.

In 2008, we used $7.7 million in operating activities, which was primarily driven by our net loss of $17.4 million and a $0.1 million increase in accounts receivable. These cash outflows were partially offset by a $5.9 million increase in deferred revenue associated with the increase in subscription sales and customer growth. Cash inflows included non-cash charges of $1.7 million, including $1.5 million of depreciation and $0.2 million of stock based compensation, and a $2.3 million increases in current liabilities.

Investing activities

In the six months ended June 30, 2011, cash provided by investing activities was $0.9 million, consisting primarily of proceeds from short-term investments of $10.0 million, partially offset by capital expenditures of $7.2 million primarily for server equipment and other data center infrastructure and the use of $1.9 million of net cash in connection with the acquisition of substantially all of the assets of Phanfare, Inc.

In the six months ended June 30, 2010, we used $7.5 million in investing activities, consisting primarily of $4.4 million for the purchase of equipment, in addition to a net investment of $3.1 million in short-term investments.

In 2010, we used $13.9 million in investing activities, consisting primarily of $10.7 million for the purchase of equipment, in addition to a net investment of $3.3 million in short-term investments.

In 2009, cash provided by investing activities was $7.3 million, consisting primarily of net proceeds from short-term investments of $14.4 million, offset by capital expenditures of $7.1 million.

In 2008, we used $25.8 million in investing activities, consisting primarily of net purchases of short-term investments of $21.1 million and $4.7 million for the purchase of equipment.

Financing activities

Cash provided by financing activities in the six months ended June 30, 2011 was $0.7 million, consisting primarily of net proceeds from the exercise of stock options.

Cash provided by financing activities in the six months ended June 30, 2010 was $0.9 million, consisting of net proceeds of $0.7 million from the issuance of Series D convertible preferred stock and $0.2 million from the exercise of stock options.

Cash provided by financing activities in 2010 was $1.0 million, consisting primarily of net proceeds of $0.8 million from the issuance of shares of Series D convertible preferred stock and $0.3 million from the exercise of stock options.

Cash provided by financing activities in 2009 was $19.4 million, consisting primarily of net proceeds of $19.2 million from the issuance of shares of Series D convertible preferred stock and $0.2 million from the exercise of stock options.

Cash provided by financing activities in 2008 was $21.3 million, consisting primarily of net proceeds of $21.2 million from the issuance of shares of Series C convertible preferred stock and $0.1 million from the exercise of stock options.

Off-balance sheet arrangements

As of December 31, 2010 and June 30, 2011, we did not have any off-balance sheet arrangements.

Contractual obligations

The following table summarizes our contractual obligations at December 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
		Less Than
	Total	1 Year	1-3 Years	3-5 Years
	(in thousands)

Operating lease obligations	$4,214	$1,329	$2,547	$338
Hosting facility obligations	1,228	1,228	—	—
Broadband purchase commitments	1,408	775	633	—
Radio advertising	2,489	2,489	—	—

Total	$9,339	$5,821	$3,180	$338

The commitments under our operating leases shown above consist primarily of lease payments for our Boston, Massachusetts corporate headquarters, contractual obligations related to our data centers, and lease payments for our office in China. In addition to the commitments noted above, we also maintain a hosting service agreement with a third-party data center vendor that is subject to annual renewal.

In May 2011, we entered into a lease for a new customer support facility in Lewiston, Maine that expires on or about June 1, 2016. We may terminate this lease at any time after May 31, 2013. The lease contains a renewal option for an additional two years, and requires us to pay a proportion of increases in operating expenses and real estate taxes after January 1, 2013.

In June 2011, we entered into a turn-key datacenter lease with a third-party data center vendor that expires on or about August 31, 2015, subject to extension at our option.

In June 2011, we assumed the lease for a small office in Princeton, New Jersey that expires on August 31, 2012.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate fluctuation risk

Our cash consists of interest bearing bank accounts. We did not have long-term borrowings as of June 30, 2011. Interest income is sensitive to changes in the general level of U.S. interest rates. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Our cash and short-term investments are relatively insensitive to interest rate changes. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

In the event that we borrow under our revolving credit facility, which bears interest at the lender’s prime rate plus 1%, we would be exposed to interest rate fluctuations.

Recent Accounting Pronouncements

In September 2009, the FASB ratified ASU 2009-13, Revenue Arrangements with Multiple Deliverables, which modifies the objective-and-reliable-evidence-of-fair-value threshold as it relates to assigning value to specific deliverables in a multiple-element arrangement. This authoritative guidance allows the use of an estimated selling price for undelivered elements for purposes of separating elements included in multiple-element arrangements and allocating arrangement consideration when neither VSOE nor acceptable third-party evidence of the selling price of the undelivered element are available. Additionally, the FASB ratified ASU 2009-14, Certain Revenue Arrangements that Include Software Elements, which provides that tangible products containing software components and non-software components that function together to deliver the product’s essential functionality should be considered non-software deliverables, and therefore, will no longer be within the scope of the revenue recognition guidance. We adopted both FASB updates as of January 1, 2011. The adoption of these standards did not affect our consolidated financial position and results of operations.

BUSINESS

Overview

We are a leading provider of online backup solutions for consumers and SMBs. We provide easy-to-use, affordable, unlimited, and secure online backup solutions with anytime, anywhere access to files stored on our servers, which we call the Carbonite Personal Cloud. We believe that we are the best known brand in the online backup market.

We founded Carbonite on one simple idea: all computers need to be backed up, and in this always-connected and highly-mobile world, online backup is the ideal approach. Our “set and forget” automated solution requires little effort and protects our customers’ stored files even if their computers are lost, stolen, or destroyed.

Our backup solutions work quietly in the background, automatically and continuously uploading encrypted copies of our customers’ files to the Carbonite Personal Cloud. Our customers can browse and share their photos, videos, and documents anytime, anywhere using a web browser or our free iPad, iPhone, BlackBerry, and Android apps. We charge consumers a $59 flat fee for one year of unlimited online backup. In 2010, we introduced a version of our solution specifically designed for SMBs, with features designed for multiple computers and users, enabling SMBs to easily install and use Carbonite backup without the help of a professional IT staff.

As of June 30, 2011, we had more than 1.1 million consumer and SMB subscribers in over 100 countries. Since 2005 we have backed up over 100 billion files and have restored over seven billion files that might otherwise have been permanently lost. We currently back up more than 200 million files each day.

We have developed a highly predictable subscription revenue model, with a consistently high customer retention rate and a scalable infrastructure to support our growth. We generated revenue of $38.6 million and $27.2 million in 2010 and the six months ended June 30, 2011, respectively. We continue to invest heavily in customer acquisition, principally through advertising, and as a result we recorded net losses of $25.8 million and $10.0 million in the same periods. Our bookings have grown from $14.1 million in 2008 to $54.1 million in 2010. For a reconciliation of bookings to revenue for the last three years and the six months ended June 30, 2010 and 2011, see footnote 7 to “Summary Consolidated Financial and Other Data.’’

Industry Trends

We believe that a decade from now nearly every device that creates or stores data, including desktop and laptop computers, tablets, smartphones, and digital cameras, will be backed up over the internet. Online backup is gaining increasing acceptance as the best way to store copies of valuable data off-premise, where they are safe from equipment failure, theft, loss, viruses, and accidental deletion.

Several trends are helping to fuel the growth of the online backup industry:

Your life is on your computer.  Computers and mobile devices have transformed the way people work, communicate, and lead their daily personal and professional lives. People store a plethora of information, from photos, music, videos, and school work, to financial records, correspondence, passwords, work files, and tax returns, on their computers and mobile devices. These files could be permanently destroyed due to equipment failure, theft, loss, viruses, and accidental deletions. Often these files are accumulated over time and are irreplaceable, making their loss devastating for the owner.

The number of data-creating devices is growing rapidly.  Today, there are billions of computers and other electronics devices worldwide. According to IDC, over two billion devices, including 146 million desktops, 209 million notebooks, 38 million netbooks, 303 million smartphones, and 1.4 billion mobile phones, were shipped in 2010 alone. These devices are becoming increasingly powerful, with capabilities such as camera, bluetooth, wi-fi, 3-D video, and high definition, enabling users to create and consume high quality multimedia content and leading to an exponential increase in created and stored content.

Shift to laptop computers.  The market shift to laptops continues to accelerate. According to IDC1, in 2010, 247 million notebooks and netbooks were shipped worldwide compared to 146 million desktop computers. By 2014, notebook and netbook shipments are projected to be 439 million units compared to 154 million desktop units, according to IDC. Laptop users need a backup solution that works anywhere and that does not require external hardware.

Proliferation of broadband connections.  Today, fixed and mobile broadband connections are available nearly everywhere–homes, offices, hotels, airports, public spaces, coffee shops, and other locations. Wireless 3G and 4G networks provide mobile broadband throughout the developed world. Based on data from the OECD1, the percentage of fixed broadband subscribers in the OECD countries, which include U.S., Canada, Mexico, Australia, New Zealand, Korea, Japan and many European countries, has grown from approximately 2.9% in 2001 to over 24.2% in 2010, greatly expanding the potential market for online backup. The OECD also estimates that as of June 2010, there were over 700 million fixed and mobile broadband subscribers in the OECD countries.

Smartphones and tablets drive demand for anytime, anywhere access.  The growing popularity of smartphones, tablet computers, and other mobile devices is driving the demand for instant access to information regardless of a user’s location. According to IDC, smartphone and tablet shipments are expected to grow by 49% and 170%, respectively, in 2011.

Plummeting storage and bandwidth costs.  The cost of providing online backup is highly dependent on the cost of storage and bandwidth. The cost of a gigabyte of capacity-optimized storage has fallen from approximately $5.35 in 2005 to approximately $1.23 in 2010, a decline of 77.0%, according to IDC. IDC forecasts a further decline in these storage costs at a rate of 25% to 30% annually to approximately $0.36 in 2014. In 2005, the average wholesale cost of bandwidth was approximately $75 per Mbps as compared to $5 per Mbps in 2010, according to an August 2010 study done by DrPeering International. This study projects that the wholesale cost of bandwidth will further decline to approximately $0.94 per Mbps by 2014.

There are multiple alternatives currently available for backing up data, such as external hard disk drives, flash memory drives, CDs, DVDs, and tape backup drives. However, these traditional alternatives are limited by drive capacity, cumbersome to scale, prone to failure, not secure, and not accessible from a remote location. Traditional hardware solutions for storing data have the following limitations:

Limitation	Key Problems

Limited capacity	• Users must select which files to back up
• Cumbersome to add incremental capacity
Susceptible to failure	• Unable to protect files in the event of equipment failure, theft, loss, viruses, and accidental deletions
Overly complex	• Time consuming and labor intensive to manually manage backup
• Confusing software and processes
Lack of mobile access	• Do not provide anytime, anywhere access from computers, smartphones, tablets, and other mobile devices

As a result of theses limitations, consumers and SMBs are increasingly searching for simple, affordable solutions that provide reliable and secure online backup and anytime, anywhere access to their stored files. We believe that online backup effectively addresses the limitations of traditional solutions and will be the predominant backup solution in the future.

1 The IDC information was derived from reports dated October and December 2010 and March and April 2011. The OECD information was accessed on April 30, 2011 at www.oecd.org/sti/ict/broadband.

Our Solution

We provide online backup solutions for consumers and SMBs. We believe that our customers buy our solutions because they are easy to use, affordable, and secure, and provide our customers unlimited capacity and anytime, anywhere access to their stored files. We make it easy for customers to restore their files and we provide high quality customer support to those customers who need assistance.

We believe that our solution provides the following benefits to all of our customers:

Easy to install and use.  We offer our customers unlimited backup, eliminating the need to manually pick and choose which files to back up. Installation requires just an email address and password. Once installed, our “set and forget” solution works continuously in the background backing up new and changed files.

Easy to restore files.  In the event of data loss, our restore wizard guides customers through the process of restoring their files. If customers accidentally delete or overwrite files on their computers, they can quickly restore them from any computer with an internet connection.

Anytime, anywhere access.  We enable customers to access stored files from the Carbonite Personal Cloud anytime, anywhere using a web browser or one of our free iPad, iPhone, BlackBerry, or Android apps. Customers can browse their photos, play music and videos, and view documents, spreadsheets and presentations. Unlike traditional remote desktop applications, we allow our customers to access their stored files even if their computers are turned off, lost, stolen, or destroyed.

Affordability.  We believe that we were one of the first companies to offer consumers unlimited online backup for a fixed price. Our consumer subscription costs $59 for one year, with discounts for multi-year plans. Our SMB solution allows for an unlimited number of users, with tiered pricing based on the total amount of data backed up.

Security.  We encrypt all of our customers’ files before they are transmitted to our data centers, guarding against unauthorized access to backed-up files and ensuring a high level of data security. In addition, we employ state-of-the-art data center security measures intended to prevent intrusions.

Reliability.  Our proprietary Carbonite Communications System and Carbonite File System manage our customers’ stored files and are designed to ensure high levels of reliability and accessibility.

Our Key Competitive Strengths

We believe that our key competitive strengths include the following:

Brand awareness.  We believe that we have among the highest brand awareness in the online backup market. According to our research surveys, our unaided brand awareness is more than one and a half times that of our nearest competitor. Over 78% of our consumer customers say that they would recommend Carbonite to friends and family, according to our customer surveys. We promote our brand through our multi-channel marketing program, which over the past two years has included advertising endorsements from 49 national radio talk show personalities. Our television advertising features unpaid testimonials by actual customers. We also have a broad presence in television, online display advertising, print advertising, paid and natural search, and a large affiliate network.

Scale.  We currently have over 1.1 million subscribers in more than 100 countries. Since 2005, we have backed up over 100 billion files, and we currently back up more than 200 million files each day. We believe that our large scale infrastructure, built over the last five years, enables us to store additional files at lower incremental cost than our smaller competitors. In addition, we are able to purchase national advertising at advantageous rates, access advertising opportunities that may be unavailable to smaller businesses, and take advantage of sophisticated analytical marketing systems.

Optimized backup architecture.  Our entire infrastructure is optimized for backup, which is a low transaction speed, high volume, write mostly application. We believe that our average storage costs per subscriber are lower than those realized by typical general purpose data center storage systems.

Comprehensive customer support.  We believe that our customer support is more comprehensive than that offered by our primary competitors in the online backup market and aids in our customer retention. We provide free telephone, live chat, and email customer support in our basic subscription fee.

Significant intellectual property portfolio.  We have a significant intellectual property portfolio relating to our online backup solutions. CARBONITE and the Carbonite logo are registered trademarks in the U.S. and over 30 other countries. In addition, we have 13 pending patent applications that cover both our technical infrastructure and our key usability and design concepts.

Our Growth Strategy

We plan to continue to grow our core business. With over 200 million broadband subscriptions in the U.S., according to the OECD, we believe that we have a large domestic opportunity. In addition, we are pursuing several other ways to enhance our revenue and growth:

Enhanced consumer offerings.  We intend to enhance our consumer offerings with a series of features, such as external hard drive backup, tailored to appeal to market segments that we do not serve today.

Broadened SMB offerings.  We launched our SMB offering in 2010. We intend to expand the feature set of our SMB solutions with enhanced administrative controls to drive further market adoption.

International expansion.  We plan to launch our SMB offering in China over the next year. We have also translated Carbonite into French and expect to start marketing in Europe in 2012.

U.S.-based customer support.  We have initiated steps to expand our U.S.-based support operations, as we have determined that this provides superior support to our customers and is more cost effective. We intend to use our U.S.-based support organization to drive additional sales and offer premium customer support services to our SMB customers.

Smartphone and tablet backup.  We intend to back up smartphones and tablets, providing a substantial new growth opportunity for us.

Strategic investments and acquisitions.  We continually evaluate strategic investment and acquisition opportunities to enhance the features of our solutions, accelerate the growth of our customer base, extend our product portfolio, increase our geographic presence, and take advantage of new market opportunities.

Our Offerings

We offer unlimited backup solutions to our customers with anytime, anywhere access to their stored files. We charge consumers a flat fee for one year of unlimited online backup with discounts for multi-year subscriptions. Pricing for our SMB solution is tiered based on the total amount of data backed up. The following table sets forth key features of our consumer and SMB offerings:

We use sophisticated encryption technology to ensure the privacy of our customers’ stored files. We encrypt files using a secure key before the files leave the customer’s computer and transmit the encrypted files over the internet to one of our secure data centers. Customers’ files remain encrypted on our servers to guard against unauthorized access. We employ outside security analysis firms, including anti-hacking specialists, to review and test our defenses and internal procedures.

Our Proprietary Server Software

At the core of our offerings is our proprietary server software designed specifically for online backup. The server software is comprised of two major components: the Carbonite Communications System (CCS) and the Carbonite File System (CFS). These components work together to move and store vast amounts of customer data–over 200 million files every day. CCS moves customer data between our software installed on our customers’ computers and CFS running on our storage servers. CCS also balances loads across our server network. CFS manages the write mostly database of stored files with the flexibility to operate on a wide variety of readily available third-party storage hardware.

We invest heavily in the development of our technologies. In 2008, 2009, 2010, and the six months ended June 30, 2011, we spent $4.7 million, $6.2 million, $10.9 million, and $7.7 million, respectively, on research and development. Our proprietary technologies are fundamental to our value proposition as they enable us to deliver the following benefits:

Scalability.  Data files arrive at our servers at a rate of roughly 20 billion bits per second and we add storage capacity at the rate of approximately one petabyte every two weeks. CCS allows us to automatically balance processing and storage capacity across our large and expanding server network. CFS allows us to easily add storage capacity across multiple physical locations by automatically integrating new storage servers into our existing infrastructure.

Reliability.  We designed CCS and CFS to eliminate all single points of failure. The modular design of these components uses well-defined protocols intended to ensure that our customers’ stored files are accurate and free from errors. CFS provides proprietary disk error detection for errors that can occur over years of storage. Our software also incorporates checks and balances to verify data integrity.

Cost effectiveness.  Storage cost is the biggest component of our cost of revenue. CCS enables us to dynamically load balance among servers to allow higher overall utilization. CFS enables us to reduce storage costs by utilizing almost every block of physical disk space to store our customers’ files. We can choose the most cost-effective hardware solutions for our data centers because CFS allows us to operate in a heterogeneous hardware environment.

Marketing and Sales

Our marketing efforts are focused on three primary goals: building brand awareness, acquiring customers at a low cost, and retaining existing customers. Our advertising reinforces our brand image by emphasizing ease of use, affordability, security, reliability, and anytime, anywhere access to stored files. We use radio and television advertising, online display advertising, print advertising, paid search, direct marketing, and affiliate marketing. Our public relations efforts include engaging the traditional press, new media, and social networks.

Consumer marketing.  Most of our revenue is from consumers who sign up for Carbonite backup on our website in response to our direct marketing campaigns. Direct sales from our websites accounted for 82% and 84% of our total revenue during 2010 and the six months ended June 30, 2011, respectively. Our marketing efforts are designed to attract prospects to our website and enroll them as paying customers, usually after a 15-day free trial we offer to consumers. During 2010 and the six months ended June 30, 2011, excluding potential subscribers through third-party distributors, 68% and 69%, respectively, of our free trial users purchased subscriptions, while approximately 30% and 31%, respectively, of new consumers signed up for a paid subscription without a free trial.

SMB marketing.  Our SMB sales team responds to inbound qualified SMB leads, communicates the benefits of our solutions to the SMB market and assists our SMB customers to enroll in free trial versions and purchase subscriptions to our SMB offering.

Retention.  Our customer retention efforts are focused on establishing and maintaining long-term relationships with our customers by delivering a compelling customer experience and superior value, communicating regularly with customers through email, on-site messaging, and other media, and creating positive interactions with our customer support team. We monitor developing trends in subscription durations, renewals, and customer satisfaction to maximize our customer retention. We offer incentives to customers to purchase multi-year subscriptions, which we believe helps to increase our customer retention. As of December 31, 2008, 2009 and 2010, and June 30, 2011, 15%, 17%, 24% and 28% of our customers had multi-year subscriptions.

Customer Support

Our customer support team provides assistance via telephone, live chat, and email. Our customer support plays a key role in pre-sale communications and trial conversions. The majority of our post-sale customer support activity involves supporting customers through data recovery. This interaction with our customers is an opportunity to build loyalty and trust. Customer support representatives have the ability to use remote desktop technology to quickly solve our customers’ problems.

We include customer support in our basic subscription fee. This includes access to support staff via telephone, live chat, and email. We record and track all customer contacts to ensure that cases are resolved quickly and completely. We also offer a comprehensive online knowledgebase of frequently asked questions, updated in real-time and available to customers at their convenience.

We regularly poll our customers about their satisfaction levels, as well as various aspects of our customer support, to guide changes in our services and policies. We also survey people who start a free trial and do not convert to a paid subscription, and customers who do not renew their subscriptions, to help us improve our offerings.

Intellectual Property

We believe the strength of our brand and the functionality of our software help differentiate us from our competitors. As such, our success depends upon our ability to protect our technologies and intellectual property, including our proprietary server software, which allows us to move and store vast amounts of customer data. To protect our intellectual property, we rely on a combination of trademark, patent, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions. CARBONITE and the Carbonite logo are our registered trademarks in the U.S. and over 30 other countries. We have also filed trademark applications for additional marks in the U.S. and other countries, including “Back it up. Get it Back.” We have 13 patent applications pending, and are in the process of filing additional patent applications. These applications cover various aspects of our file storage software, our remote access software, and our user interface, including the green dots that notify users that their files have been successfully backed up.

The steps we have taken may not adequately protect our intellectual property or prevent unauthorized use of our technologies. Others may independently develop technologies that are competitive to ours or infringe our intellectual property. In addition, costly and time consuming litigation may be necessary to protect and enforce our intellectual property rights.

If we become more successful, we believe that competitors will be more likely to try to develop products and services that are similar to ours, and that may infringe our proprietary rights. It may also be more likely that competitors or other third parties will claim that our solutions infringe their proprietary rights.

Competition

We compete with both online backup providers and providers of traditional hardware-based backup systems. The market for online backup solutions is competitive and rapidly changing. We directly compete with Prosoftnet, CrashPlan, Mozy (a division of VMWare), Norton Online Backup (provided by Symantec), McAfee Online Backup, SOS Online Backup, and others. Certain of our features, including our remote access service, also compete with current or potential services offered by Apple, Google, Microsoft, Amazon, and others. Certain of our planned features, including the ability to share data with third parties, will also compete with current or potential services offered by DropBox, Mozy, SugarSync, and others. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Many of our actual and potential competitors enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. In addition, many of our competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with computer manufacturers, internet service providers, and resellers.

We believe that the key competitive factors in the consumer and SMB backup industry include:

•	ease of installation and use;

•	affordability;

•	remote access;

•	storage capacity;

•	security of customers’ stored files;

•	rapid recovery of lost files;

•	reliability and redundancy;

•	automated file backup; and

•	reputation of the provider.

We believe that we compete favorably with respect to each of these factors, by providing easy to use, affordable, unlimited, secure online backup solutions with anytime, anywhere access to stored files.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships to offer a more comprehensive service than we do. These combinations may make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. We expect these trends to continue as companies attempt to strengthen or maintain their market positions.

Employees

As of June 30, 2011, we had 206 full-time employees including 80 in operations and support, 27 in sales and marketing, 82 in technology, and 17 in general and administrative functions. None of our employees are covered by collective bargaining agreements.

Facilities

Our principal executive offices are located in Boston, Massachusetts, in a 23,865 square-foot facility, under a lease expiring on June 30, 2014. We also have a small office in Princeton, New Jersey and development office in Beijing, China.

Our data centers are located in Massachusetts. Our data center leases expire at various times between August 2013 and August 2015, and a separate data center hosting arrangement is cancellable by us upon 120 days’ notice.

We are in the process of relocating our customer support to a 22,592 square foot facility in Lewiston, Maine under a lease expiring on or about June 1, 2016.

Legal Proceedings

In August 2010 Oasis Research, LLC, or Oasis Research, filed a lawsuit against us and several of our competitors and other online technology companies in the U.S. District Court for the Eastern District of Texas, alleging that our online backup storage services, and the other companies’ products or services, infringe certain of Oasis Research’s patents. Oasis Research seeks an award for damages in an unspecified amount. Oasis Research does not currently seek an injunction. We are not able to assess with certainty the outcome of this litigation or the amount or range of potential damages or future payments associated with this litigation at this time. However, any litigation is subject to inherent uncertainties, and there can be no assurance that the expenses associated with defending this lawsuit or its resolution will not have a material adverse impact on our business, operations, financial condition, or cash flows. A trial date has been preliminarily set for late 2012.

In addition to the Oasis lawsuit, from time to time, we have been and may become involved in legal proceedings arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we are not presently involved in any other legal proceeding in which the outcome, if determined adversely to us, would be expected to have a material adverse effect on our business, operating results, or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

The following table provides information regarding our executive officers, directors and key employees, including their ages, as of June 30, 2011:

Name	Age	Position(s)

David Friend	63	Chief Executive Officer, President, and Chairman of the Board
Jeffry Flowers	57	Chief Architect, Director
Andrew Keenan	49	Chief Financial Officer
Eric Golin	51	Chief Technology Officer
Swami Kumaresan	33	Senior Vice President and General Manager, Consumer Group
Peter Lamson	48	Senior Vice President and General Manager, Small Business Group
William Phelan	46	Vice President of Product
Richard Surace	45	Vice President of Customer Service
Thomas Murray	43	Vice President of Marketing
Danielle Sheer	30	General Counsel and Secretary
Gary Hromadko (1)	58	Director
Charles Kane (1)	54	Director
Todd Krasnow (1) (2)	53	Director (Lead Independent Director)
William G. Nelson (1) (3)	77	Director
Pravin Vazirani (2) (3)	39	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and corporate governance committee

David Friend has served as our chief executive officer and as a member of our board of directors since he co-founded our company with Mr. Flowers in February 2005. Mr. Friend also served as our president from February 2005 to September 2007 and again since August 2010. Prior to starting our company, Mr. Friend co-founded with Mr. Flowers and served as chief executive officer and president of Sonexis, Inc., a software company providing audio-conferencing services, from March 1999 through March 2002 and served as a director of Sonexis from March 1999 through August 2004. From June 1995 through December 1999, Mr. Friend co-founded with Mr. Flowers and served as chief executive officer and as a director of FaxNet Corporation, a supplier of messaging services to the telecommunications industry. Prior to that time, Mr. Friend co-founded Pilot Software, Inc., a software company, with Mr. Flowers. Previously, Mr. Friend founded Computer Pictures Corporation, a software company whose products applied computer graphics to business data, and served as president of ARP Instruments, Inc., an audio hardware manufacturer. Mr. Friend served as a director of GEAC Computer Corporation Ltd., a publicly-traded enterprise software company, from October 2001 to October 2006, and currently serves as a director of CyraCom International, Inc., Marketplace Technologies, Inc. and DealDash Oy. Mr. Friend holds a B.S. in Engineering from Yale University. We believe that Mr. Friend is qualified to serve on our board of directors based on his historic knowledge of our company as one of its founders, the continuity he provides on our board of directors, his strategic vision for our company and his background in internet and software companies.

Jeffry Flowers has served as our chief architect since April 2011, as a member of our board of directors since he co-founded our company with Mr. Friend in February 2005, and as our chief technology officer from February 2005 to March 2011. Mr. Flowers co-founded with Mr. Friend and served as chief technical officer of Sonexis, Inc., a software company providing audio-conferencing services, from March 1999 through March 2002 and served as a director of Sonexis from March 1999 through August 2004. Prior to that time, Mr. Flowers co-founded with Mr. Friend and served as chief technology officer and as a director of FaxNet Corporation, a supplier of messaging services to the telecommunications industry, and co-founded Pilot Software, Inc., a software company, with Mr. Friend. Mr. Flowers served as VP of Development at ON Technology Corporation, a publicly-traded software vendor, from June 1994 through February 1996. Mr. Flowers holds an M.S. and a B.S. in Information and Computer Science from Georgia Institute of Technology. We believe that Mr. Flowers is qualified to serve on our board of directors based on his historic knowledge of our company as one of its founders, the continuity he provides on our board of directors, his strategic vision for our technology, and his background in internet and software companies.

Andrew Keenan has served as our chief financial officer since April 2007. Mr. Keenan served as chief financial officer of Vovici Corp., a survey software company, from June 2006 to April 2007 and served as chief financial officer of Silver Oak Partners, Inc., a procurement software and consulting business, from April 2004 to March 2006. In these positions, Mr. Keenan had responsibility for all finance and human resource functions. Prior to that time, Mr. Keenan served as corporate controller and in similar financial positions for Synchronicity Software, Inc., Provant Inc., and Systemsoft Corporation where he had responsibility for finance functions. He also served as an auditor and certified public accountant with Deloitte & Touche LLP for five years prior to those positions. Mr. Keenan holds a B.S. in Accounting from Bentley College.

Eric Golin has served as our chief technology officer since April 2011. From September 2008 to April 2011, he served as our senior director of server architecture. He served as chief technology officer and vice president of engineering of Eons, Inc., a social network web portal, from August 2007 to May 2008 and as a consultant to Eons from November 2006 to August 2007, where has was responsible for product development and website operations. Prior to that, Dr. Golin served as chief technology officer of Content Objects, Inc., a peer-to-peer file sharing software company from March 2005 to July 2006, with responsibility for product strategy. Prior to that time, Dr. Golin was founder and chief technology officer of Argo Technology, Inc., a desktop search software company, from 2002 to 2005, where he led product development. From August 1994 to May 2001, Dr. Golin served in a variety of capacities at BroadVision, Inc., a publicly-traded developer and marketer of eBusiness software applications, including as principal architect, director of engineering, vice president of worldwide professional services, and chief technology officer. Dr. Golin holds a Ph.D., M.S., and B.S. in Computer Science from Brown University.

Swami Kumaresan has served as our senior vice president and general manager, consumer group, since December 2010. He served as our vice president of marketing from December 2006 to December 2010, our vice president of product marketing from May 2006 to November 2006, our director of product marketing from November 2005 to May 2006, and as a marketing consultant to our company from March 2005 until joining as a full-time employee in November 2005. Prior to joining us, Mr. Kumaresan served as a consultant with Fletcher Spaght, Inc., a market research and strategy consulting firm, and as a financial analyst with Jeffries & Co., an investment bank. Mr. Kumaresan holds a B.S. in Electrical Engineering and Mathematics from Yale University.

Peter Lamson has served as our senior vice president and general manager, small business group, since January 2011. From May 2010 to December 2010 he served as executive vice president and chief revenue officer of IMN, Inc., an e-communications business. From October 2005 to November 2009, Mr. Lamson served as senior vice president and general manager of NameMedia, Inc., a seller of domain names, where he was responsible for building NameMedia’s SMB practice. Prior to that time, Mr. Lamson served as chief operating officer of Monstermoving.com, Monster Worldwide’s SMB relocation division, from June 2000 to May 2004. Mr. Lamson holds an M.B.A. from the Harvard University Graduate School of Business and a B.A. in History from Middlebury College.

William Phelan has served as our vice president of product since July 2010. From April 2008 to June 2010, Mr. Phelan was a group product manager at Intuit, Inc., a business and financial management software company, where he was responsible for the Intuit Partner Platform and QuickBase product lines. Mr. Phelan served as a director of product management for Unica Corporation, a company offering enterprise marketing management software, from October 2004 to March 2008 and was a vice president for on demand market automation solutions for Quaero Corporation (now part of CGS Systems) from October 2003 to September 2004. Mr. Phelan also co-founded and served as vice president of product of Veridiem Inc., an on-demand marketing analytics service company, from May 1998 to September 2003 and, prior to that, held a product management position with Progress Software Corp. Mr. Phelan holds a B.S. in Computer Science from Lehigh University.

Richard Surace has served as our vice president of customer service since December 2010. From October 2005 to December 2010, he served as senior vice president of operations of PlumChoice, Inc., an online computer support company, where he was responsible for domestic and international customer service operations. Prior to that, Mr. Surace served in various positions at Accent Call Centers Services, TAC Worldwide, Inc., and Contact Word/Service Zone USA. Mr. Surace holds an M.B.A. from the University of Maryland and a B.S. in Business and Communications from Ithaca College.

Thomas Murray has served as our vice president of marketing since April 2011. From November 2010 to April 2011, he served as senior vice president of marketing and product management for TomTom, Inc., a portable navigation device company, and from April 2007 to January 2010 he served as vice president and senior vice president of marketing for TomTom, Inc. Prior to that, Mr. Murray served as global business director, shave care of Procter & Gamble Company, a consumer products company, from January 2006 to April 2007, where he was responsible for global business strategies and marketing. Prior to that, he served as global marketing director, antiperspirants and deodorants, of The Gillette Company, a consumer products company, in 2005, where he was responsible for strategic global marketing direction. Mr. Murray holds a B.A. in English from Fairfield University.

Danielle Sheer has served as our general counsel since September 2009 and as our secretary since April 2011. From August 2006 to September 2009, Ms. Sheer was a corporate attorney in New York with the law firm of Willkie Farr & Gallagher LLP, where she concentrated on business and securities transactions. Ms. Sheer holds a J.D. from Georgetown University Law Center and a B.A. in Philosophy from George Washington University.

Each officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Gary Hromadko has served on our board of directors since December 2009. Mr. Hromadko joined Crosslink Capital, Inc., a venture capital firm, as a venture partner in June 2002, focusing on investments in communication services and infrastructure, and since November 2003 has also served as a general partner and manager of Octave Fund LLC, an investment adviser. Prior to that time, Mr. Hromadko was a partner with Merrill, Pickard, Anderson & Eyre, an early stage technology venture capital firm, and a research analyst with Robertson, Stephens & Co., where he focused on the software sector. Mr. Hromadko is also a director of Equinix, Inc., a publicly-traded provider of carrier-neutral data centers and interconnection services, and the audit, financing, nominating, transaction, and real estate committees of Equinix’s board. Mr. Hromadko serves on the boards of directors of a number of private companies. Mr. Hromadko is a Chartered Financial Analyst, holds an M.A. in English and an M.B.A. from the University of Virginia, and holds a B.A. in English from Carleton College. We believe that Mr. Hromadko is qualified to serve on our board of directors due to his experience with the venture capital industry and a wide variety of internet and technology companies, as well as the perspective he brings as an affiliate of one of our major stockholders.

Charles Kane has served on our board of directors since July 2011. Since November 2006, Mr. Kane has served as a director of One Laptop Per Child, a non-profit organization that provides computing and internet access for students in the developing world, for which he also served as president and chief operating officer from March 2008 to July 2009. From July 2007 to March 2008, Mr. Kane served as executive vice president and chief administrative officer of Global BPO Services Corp., a special purpose acquisition corporation, and from August 2007 to March 2008, as chief financial officer of Global BPO. Prior to that time, he served as chief financial officer of RSA Security Inc., a provider of e-security solutions, from May

2006 to October 2006. From July 2003 to May 2006, Mr. Kane served as chief financial officer of Aspen Technology, Inc., a provider of supply chain management software and professional services. Earlier in his career, Mr. Kane served as president and chief executive officer of Corechange, Inc., an enterprise software company, and as chief financial officer of Informix Software, Inc., a provider of database management systems. Mr. Kane also held financial positions with Stratus Computer, Inc., Prime Computer Inc., and Deloitte & Touche LLP. Since November 2006, Mr. Kane has served as a member of the board of directors and as chairman of audit committee of Progress Software Corp., a publicly-traded provider of infrastructure software, and since May 2010, he has served as a member of the board of directors and as chairman of the audit committee of Demandware, Inc., a provider of e-commerce solutions. He also served as member of the board of directors of Borland Software Corp., a publicly-traded provider of open application lifecycle management solutions, from August 2007 to July 2009, Netezza Corporation, a publicly-traded data warehouse appliance provider, from May 2005 to November 2010, and Applix Inc., a publicly-traded provider of enterprise planning software, from January 2002 to March 2007. Mr. Kane holds a B.B.A. in accounting from the University of Notre Dame, an M.B.A. in international finance from Babson College, and is senior lecturer of international finance at the Massachusetts Institute of Technology Sloan School of Management. We believe that Mr. Kane is qualified to serve on our board of directors due to his significant experience both in senior financial roles and as a director of other publicly-traded companies.

Todd Krasnow has served on our board of directors since September 2005 and as our lead independent director since April 2011. Mr. Krasnow has served as the president of Cobbs Capital, Inc., a private consulting company, since January 2005, and as marketing domain expert with Highland Consumer Fund, a venture capital firm, since June 2007. Previously, Mr. Krasnow was the chairman of Zoots, Inc., a dry cleaning company, from June 2003 to January 2008 and chief executive officer of Zoots, Inc. from February 1998 to June 2003. He served as the executive vice president of sales and marketing of Staples, Inc. from May 1993 to January 1998 and in other sales and marketing positions for Staples, Inc. from March 1986 to May 1993. Mr. Krasnow is a director of OnForce, Inc. and IdeaPaint, Inc., and a member of the advisory board of Case Pick Systems, Inc., C&S Wholesale Grocers, Inc., and Piedmont, Ltd., which conducts business as Quraz, a Japanese storage company. Mr. Krasnow holds an M.B.A. from the Harvard University Graduate School of Business and an A.B. in Chemistry from Cornell University. We believe that Mr. Krasnow is qualified to serve on our board of directors due to his operating and management experience, his expertise in sales and marketing, and the continuity he provides on our board of directors.

William G. Nelson has served on our board of directors since September 2005. From September 1988 to March 2006, Mr. Nelson served on the board of directors and was a member of the audit committee of the board of directors of GEAC Computer Corporation Limited, a publicly-traded enterprise software company. He served as chairman of GEAC’s board of directors from September 1996 to April 1999 and also served as GEAC’s CEO and president from September 1996 to April 1999. Previously he served as president of Pansophic Systems, Inc., a publicly-traded system software company, CEO and president of On-line Software, Inc., a publicly-traded system software company, and president and CEO of Pilot Software, Inc. Mr. Nelson serves as chairman of the board of directors of Harris Data Service of Wisconsin, Inc., a computer software company, and serves as a director and chairman of the audit committee of Chata, Inc. He also served as a member of the board of directors and chairman of the audit committee of HealthGate Data Corp., a publicly-traded health data services company, from October 2000 to December 2008. Mr. Nelson holds a Ph.D. in Economics from Rice University, an M.B.A. in Finance and Accounting from The Wharton School of the University of Pennsylvania, and a B.A. in Chemistry from Swarthmore College. We believe that Mr. Nelson is qualified to serve on our board of directors due to his extensive background in and experience with technology companies, his service on the boards of directors of a range of public and private companies, the continuity he provides on our board of directors, and his background in accounting.

Pravin Vazirani has served on our board of directors since April 2007. Since August 2005, Mr. Vazirani has been a managing director of Menlo Ventures, a venture capital firm focused on technology investments. Previously, Mr. Vazirani served as an engineer for Pacific Communication Sciences, Inc., as a product manager for ADC Telecommunications and as an engineer for Jet Propulsion Laboratory. Mr. Vazirani is also a member of the board of directors of Bloomspot, Inc., Credant Technologies, Edgecast Networks Inc., NovaTorque, Inc., and Sepaton, Inc. Mr. Vazirani holds an M.B.A. from the Harvard University Graduate School of Business and a B.S. and a M.S. in Electrical Engineering from the Massachusetts Institute of Technology. We believe that Mr. Vazirani is qualified to serve on our board of directors due to his experience with the venture capital industry and a wide variety of internet and technology companies, as well as the perspective he brings as an affiliate of one of our major stockholders.

Classified Board

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. Hromadko and Vazirani and their terms will expire at the annual general meeting of stockholders to be held in 2012;

•	The Class II directors will be Messrs. Kane and Nelson and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

•	The Class III directors will be Messrs. Friend, Flowers, and Krasnow and their terms will expire at the annual general meeting of stockholders to be held in 2014.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when the chief executive officer serves as the chairman of the board, or if the chairman of the board is not otherwise independent. Because Mr. Friend is our chairman, chief executive officer, and president, our board of directors has appointed Mr. Krasnow to serve as our lead independent director. As lead independent director, Mr. Krasnow will preside over periodic meetings of our independent directors, serve as a liaison between our chairman and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Director Independence

Under the listing requirements and rules of The Nasdaq Stock Market, or Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. Our board of directors has undertaken a review of its composition, the composition of its committees, and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Vazirani, Nelson, Hromadko, Kane, and Krasnow, representing five of our seven current directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. There are no family relationships among any of our directors or named executive officers.

Board Committees

Our board of directors has established the following committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit committee

Our audit committee oversees our corporate accounting and financial reporting process, the audit of our financial statements, and our internal control processes. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence, and performance; determines the engagement, retention, and compensation of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, including the disclosures in our annual and quarterly reports filed with the SEC; approves the retention of the independent auditors to perform any proposed permissible non-audit services; reviews our risk assessment and risk management processes; establishes procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls, or audit matters; monitors the rotation of partners of the independent auditors on the Carbonite engagement team as required by law; reviews our critical accounting policies and estimates; and will oversee our internal audit function, if one is established. Additionally, the audit committee will, after the completion of this offering, review and approve related person transactions, and review and evaluate, on an annual basis, the audit committee charter and the committee’s performance.

The current members of our audit committee are Messrs. Kane, Nelson, Krasnow, and Hromadko, with Mr. Kane serving as the chair of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board has determined that Mr. Kane is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Messrs. Kane, Nelson, Krasnow, and Hromadko are independent directors as defined under the applicable rules and regulations of the SEC and Nasdaq. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee annually reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our equity compensation plans.

The current members of our compensation committee are Messrs. Krasnow and Vazirani, with Mr. Krasnow serving as the chair of the committee. All of the members of our compensation committee are independent under the applicable rules and regulations of the SEC, Nasdaq and Section 162(m) of the Internal Revenue Code.

Nominating and corporate governance committee

The nominating and corporate governance committee is responsible for making recommendations regarding corporate governance, identification, evaluation and nomination of candidates for directorships, and the structure and composition of our board and committees of our board of directors. In addition, the nominating and corporate governance committee oversees our corporate governance guidelines, approves our committee charters, oversees compliance with our code of business conduct and ethics, contributes to succession planning, reviews actual and potential conflicts of interest of our directors and officers other than related person transactions reviewed by the audit committee, and oversees the board self-evaluation process. Our nominating and corporate governance committee is also responsible for making recommendations regarding non-employee director compensation to the full board of directors.

The current members of our nominating and corporate governance committee are Messrs. Vazirani and Nelson, with Mr. Nelson serving as the chair of the committee. Potential candidates will be discussed by the committee and proposed for nomination by the entire board, with director nominees being subject to the approval of the independent members of the board. All of the members of our nominating and corporate governance committee are independent under the applicable rules and regulations of Nasdaq.

Compensation committee interlocks and insider participation

None of the individuals who currently serve, or who served during our last completed fiscal year, as members of our compensation committee (a) are, or have at any time during the past year or our last completed fiscal year been, officers or employees of ours, (b) were formerly officers of ours, or (c) have had any relationship requiring disclosure by us under Item 404 of Regulation S-K. None of our executive officers currently serves, in the past year has served, or during our last completed fiscal year served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board or compensation committee. Todd Krasnow and Pravin Vazirani served as members of our compensation committee during our last completed fiscal year.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.carbonite.com. We expect that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Non-Employee Director Compensation

We do not currently provide any cash compensation to our non-employee directors and historically have had no established policy regarding equity compensation to our non-employee directors. Following the completion of this offering, we will pay each of our non-employee directors a fee of $5,000 per board meeting attended in person and $1,000 per board meeting attended by means of remote communication, up to a maximum of $20,000 per director per year. We will also pay the chairpersons of the audit, compensation, and nominating and corporate governance committees an annual fee of $10,000, $7,500, and $5,000, respectively, and will pay each other member of the audit, compensation, and nominating and corporate governance committees an annual fee of $5,000, $3,750, and $2,500, respectively. Additionally, we reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings. Our directors who are also employees are compensated for their service as employees and do not receive any additional compensation for their service on our board.

In 2009, we sold 18,000 shares of restricted common stock at a purchase price per share of $1.31 to each of Messrs. Krasnow and Nelson in consideration for their service as non-employee directors. These shares vest in twelve equal quarterly installments commencing with the date of grant and become fully vested immediately prior to and in connection with a change of control of us or an initial public offering of our stock.

In July 2011, we granted options to purchase 10,000 shares of common stock to Mr. Krasnow in recognition of the significant additional time Mr. Krasnow spent advising us on strategic marketing issues. The shares subject to this stock option grant will vest over three years in 12 equal installments on each three-month anniversary of the grant date, and shall automatically vest in full and become exercisable immediately prior to a change of control. The exercise price of these options will be the initial public offering price in this offering, unless the offering is delayed past August 15, 2011, in which case the board of directors may set an exercise price equal to a valuation of our common stock to be established by the board of directors on or about the date the price is set.

In July 2011, we granted options to purchase 7,500 shares of common stock to each of Messrs. Krasnow, Nelson, Vazirani, and Hromadko, consistent with our plan to grant options to non-employee directors on an annual basis, beginning in 2011, as a way to compensate and retain our non-employee directors. The exercise price of these options will be the initial public offering price in this offering. The shares subject to these stock option grants will vest over three years in 12 equal installments on each three-month anniversary of this offering, and shall automatically vest in full and become exercisable immediately prior to a change in control. However, none of these options will vest unless this offering is completed.

Beginning in July 2011, each newly appointed or elected non-employee director shall receive an initial stock option grant to purchase up to 16,000 shares of our common stock when he or she joins our board of directors, with an exercise price equal to the fair market value of our common stock on the date of grant. In addition, each non-employee director who has served as a director for at least 18 months will receive an annual stock option grant to purchase up to 7,500 shares of our common stock on the date of each annual meeting of stockholders, with an exercise price equal to the fair market value of our common stock on the date of grant. The shares subject to the initial stock option grants and annual stock option grants will vest over three years, in 12 equal installments on each three-month anniversary of the grant date. The shares subject to the initial stock option grants and annual stock option grants shall automatically vest in full and become exercisable immediately prior to a change in control. Members of our board of directors who are employees of our company and who subsequently terminate employment with us and remain members of the board of directors shall not receive an initial stock option grant, but, to the extent that they are otherwise eligible, such persons shall receive, after termination of employment with us, annual stock option grants as described above in this paragraph.

In July 2011, we granted an option to purchase 16,000 shares of common stock to Mr. Kane pursuant to this policy upon his election to our board of directors. The exercise price of these options will be the initial public offering price in this offering, unless the offering is delayed past August 15, 2011, in which case the board of directors may set an exercise price equal to a valuation of our common stock to be established by the board of directors on or about the date the price is set.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the “2010 Summary Compensation Table” and the most important factors relevant to an analysis of these policies and decisions. These “named executive officers” for 2010 were David Friend, president and chief executive officer; Jeffry Flowers, chief architect; Andrew Keenan, chief financial officer; Swami Kumaresan, senior vice president and general manager, consumer group; and Robert Rubin, who resigned as our vice president of engineering in April 2011, but continues as our employee.

The philosophy of how we will compensate our executive officers in the future may not be the same as how they have been compensated previously. We expect that our compensation committee will continue to review, evaluate, and modify the executive compensation framework as a result of our becoming a publicly-traded company after this offering. Our compensation program following this offering may, over time, vary significantly from our historical practices.

Overview

We recognize that our ability to excel depends on the integrity, knowledge, imagination, skill, diversity, and teamwork of our employees. To this end, we strive to create an environment of mutual respect, encouragement, and teamwork that rewards commitment and performance and that is responsive to the needs of our employees. The principles and objectives of our compensation and benefits programs for our employees generally, and for our named executive officers specifically, are to:

•	attract, engage and retain individuals of superior ability, experience, and managerial talent, enabling us to be an employer of choice in the highly-competitive and dynamic information technology industry;

•	align compensation incentives with our corporate strategies, business, and financial objectives and the long-term interests of our stockholders;

•	motivate and reward executives whose knowledge, skills, and performance ensure our continued success; and

•	ensure that total compensation is fair, reasonable, and competitive.

Most of our compensation components simultaneously fulfill one or more of these principles and objectives. These components consist of (1) base salary, (2) performance bonuses, (3) equity incentives, (4) perquisites and health and welfare benefits, (5) 401(k) plan retirement savings opportunities, and (6) post-termination benefits. We view each component of executive compensation as related but distinct, and we also review total compensation of our executive officers to ensure that our overall compensation objectives are met. Not all elements are provided to all named executive officers. Instead, we determine the appropriate level for each compensation component based in part on our understanding of the market based on the experience of members of our board of directors and, consistent with our recruiting and retention goals, our view of internal equity and consistency, the length of service of our executives, our overall performance, and other considerations we deem relevant.

Our philosophy is to make a greater percentage of an executive officer’s compensation tied to stockholder returns by keeping cash compensation to a nominally competitive level while providing the opportunity to be well-rewarded through equity if we perform well over time. We believe that because the achievement of our business and financial objectives will be reflected in the value of our equity, our executive officers will be incentivized to achieve these objectives when a portion of their compensation is tied to the value of our equity. To this end, we use stock options as a significant component of compensation because we believe that this best ties individual compensation to the creation of stockholder value. While we offer competitive base salaries, we believe that stock-based compensation is a significant motivator in attracting employees to internet-related and other technology companies. Except as described below, we have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Each of the primary elements of our executive compensation program is discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each individual element, to some extent, serves each of our objectives.

As we transition from being a privately-held company to a publicly-traded company, we will evaluate our philosophy and compensation programs as circumstances require and, at a minimum, we will review executive compensation annually. As part of this review process, we expect to apply our values and the objectives outlined above, together with consideration for the levels of compensation that we would be willing to pay to ensure that our compensation remains competitive and that we are meeting our retention objectives and the cost to us if we were required to replace a key employee.

Compensation determination process

Historically, our board of directors has not reviewed anonymous private company compensation surveys in setting the compensation of our named executive officers. Following the completion of this offering, we anticipate that our compensation committee will determine executive compensation, at least in part, by reference to the compensation information for the executives of a peer group of comparable companies, although no such peer group has yet been determined. Additionally, our compensation committee plans to engage a compensation consultant to provide market data on a peer group of companies in the technology sector on an annual basis, and we intend to review this information and other information obtained by the members of our compensation committee to help ensure that our compensation program is competitive. We anticipate that our compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal market comparison process.

We strive to achieve an appropriate mix between equity incentive awards and cash payments in order to meet our objectives. Any apportionment goal is not applied rigidly and does not control our compensation decisions, and our compensation committee does not have any policies for allocating compensation between long-term and short-term compensation or cash and non-cash compensation. Our mix of compensation elements is designed to reward recent results and motivate long-term performance through a combination of cash and equity incentive awards. We believe the most important indicator of whether our compensation objectives are being met is our ability to motivate our named executive officers to deliver superior performance and retain them to continue their careers with us on a cost-effective basis.

The compensation levels of the named executive officers reflect, to a significant degree, the varying roles and responsibilities of such executives, as well as the length of time those executives have served our company. As a result of our board of directors’ assessment of our president and chief executive officer’s roles and responsibilities within our company, there is a significant compensation differential between his compensation levels and those of our other named executive officers.

Executive Compensation Program Components

Base salaries

In general, base salaries for our named executive officers are initially established through arm’s-length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience, and prior salary. Base salaries of our named executive officers are approved and reviewed periodically by our president and chief executive officer, and in the case of our president and chief executive officer’s base salary, by our board of directors, and adjustments to base salaries are based on the scope of an executive’s responsibilities, individual contribution, prior experience, and sustained performance. Decisions regarding salary increases may take into account the executive officer’s current salary, equity ownership, and the amounts paid to an executive officer’s peers inside our company by conducting an internal analysis, which compares the pay of each executive officer to other members of the management team. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with other companies. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility. No formulaic base salary increases are provided to our named executive officers. This strategy is consistent with our intent of offering base salaries that are cost-effective while remaining competitive.

The actual base salaries paid to all of our named executive officers in 2010 are set forth in the “2010 Summary Compensation Table.” In March 2011, we increased the base salaries of Messrs. Friend, Flowers, Keenan, and Kumaresan to $300,000, $245,000, $225,000, and $240,000, respectively.

Annual cash bonuses

In addition to base salaries, annual cash bonus opportunities have been awarded to our named executive officers when our board of directors or our president and chief executive officer has determined that such an incentive is necessary to align our corporate goals with the cash compensation payable to an executive. Historically, such annual cash bonus opportunities have been awarded to all of our named executive officers. In 2010, the target bonus amount for each of the named executive officers was 30% of the individual’s base salary, with 20% of the bonus amount tied to individual performance as evaluated by our board of directors, 40% of the bonus amount tied to our overall level of bookings for the year as compared to budget, and 40% of the bonus amount tied to our free cash flow for the year as compared to budget. For the definitions of bookings and free cash flow, and a reconciliation of bookings to revenue and of free cash flow to net cash provided by (used in) operations from our audited financial statements, see footnotes 5 and 6 to “Selected Consolidated Financial and Other Data.” The portion of the target bonus amounts with respect to bookings and free cash flow would be earned by the executives if we achieved the targets set forth in our budget. The executives were entitled to receive partial bonus payments if we partially achieved our budgeted bookings and free cash flow targets, and bonuses in excess of the target bonus amounts if we achieved greater than 100% of our budgeted bookings and free cash flow targets.

The participants in the bonus plan were our named executive officers and Mr. Phelan. The executives would earn partial bonus payments based on achieving at least 80% of the bookings target, and would earn an additional bonus for bookings in excess of 100% of the target, as set forth in the following table:

Percent of Bookings Target Achieved	Percent of Bookings-based Bonus Earned

Less than 80%	0%
80-84%	25%
85-89%	50%
90-94%	75%
95-99%	90%
100%	100%
101-109%	100%, plus 2% of bookings in excess of target would be added to bonus pool and paid to bonus plan participants pro rata based on their respective base salaries
109-114%	100%, plus 3% of bookings in excess of target would be added to bonus pool and paid to bonus plan participants pro rata based on their respective base salaries
Over 115%	100%, plus 4% of bookings in excess of target would be added to bonus pool and paid to bonus plan participants pro rata based on their respective base salaries

Our free cash flow target for 2010 assumed we would have negative cash flow. The executives would earn partial bonus payments if our negative free cash flow exceeded the free cash flow target, as long as our negative free cash flow did not exceed 120% of the free cash flow target, and would earn an additional bonus if our negative free cash flow was less than the free cash flow target, as set forth in the following table:

Percent of Negative Free Cash	Percent of Free Cash Flow-based
Flow Target Achieved	Bonus Earned

Over 120%	0%
116% to 120%	25%
111% to 115%	50%
106% to 110%	75%
101% to 105%	90%
100%	100%
Less than 100%	100%, plus 10% of amount by which negative free cash flow was less than the free cash flow target would be added to bonus pool and paid to bonus plan participants pro rata based on their respective base salaries

The performance goals were established by our compensation committee and approved by our board of directors at the beginning of the year. At the time the performance goals were set, our compensation committee believed that the measures were challenging and aggressive. For example, if we had achieved the level of bookings provided for in our budget, it would have reflected a significant increase in bookings over the prior years. Our compensation committee believed that the achievement of the corporate performance measures at the target levels would require extraordinary efforts, excellent leadership, and a clear focus on our overall business plan and results for the year.

The actual bonuses paid to our named executive officers in 2010 are set forth in the “2010 Summary Compensation Table.” In 2010, the actual bonuses paid to each named executive officer attributable to corporate performance were due to our achieving 95.3% of our bookings target and negative free cash flow which was 16.5% less than our free cash flow target. For 2010, our board of directors adopted the recommendation of our chief executive officer to pay each of our named executives 85% of his target bonus related to individual performance, based on our chief executive officer’s assessment of the overall performance of the management team and our business. Although certain of our executive officers and our chief executive officer informally discussed establishing individual management objectives at the beginning of 2010, our board of directors did not establish specific individual management objectives for each of our executives for 2010. Our chief executive officer believed that we would benefit from treating all of the team members equally, and our board of directors agreed with this assessment. While our chief executive officer generally considered the overall performance of our business and executives during 2010, his decision to recommend paying each of our executives 85% of his target bonus related to individual performance was discretionary. This recommendation reflected our chief executive officer’s belief that our executives performed at a strong level during 2010, but that we were not as successful as planned in the distribution of our consumer solutions through third-party channels. We have since discontinued most of those third-party distribution agreements. All bonuses paid in 2010 to our named executive officers were paid in cash. In 2009, some of our named executive officers elected to receive a portion of their annual bonus in the form of a vested option grant to purchase shares of common stock. For 2011, our compensation committee has reviewed and approved our executive officers’ target bonus compensation, which is consistent with our 2010 bonus plan.

Equity incentives

The goal of our equity-based incentive awards is to align the interests of our named executive officers with the interests of our stockholders. Because vesting is based on continued employment, our equity-based incentives also encourage the retention of our named executive officers through the vesting period of the awards. In determining the size of the long-term equity incentives to be awarded to our named executive officers, we take into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions to us, and the size of prior grants. Although our board of directors did not refer to any competitive market data during 2010, historically, our board of directors has drawn upon the experience of its members in determining long-term equity incentive awards. Based upon these factors, our board of directors determines the size of the long-term equity incentives at levels it considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value. To date, we have only granted stock options pursuant to our 2005 Stock Incentive Plan to our named executive officers. Following the completion of this offering, we expect our compensation committee to oversee our long-term equity incentive program.

To reward and retain our named executive officers in a manner that best aligns employees’ interests with stockholders’ interests, we use stock options as the primary incentive vehicles for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value by tying the value of the stock options to our future performance. Because employees are able to profit from stock options only if our stock price increases relative to the option exercise price, we believe that stock options provide meaningful incentives to employees to achieve increases in the value of our stock over time.

We use stock options to compensate our named executive officers both in the form of initial grants in connection with the commencement of employment and additional, or “refresher,” grants. To date there has been no set program for the award of refresher grants, and our board of directors retains discretion to make stock option awards to employees at any time, including in connection with the promotion of an employee, to reward an employee, for retention purposes, or for other circumstances recommended by management.

The exercise price of each stock option grant is the fair market value of our common stock on the grant date. In the absence of a public trading market, the board considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant. Initial stock option awards to our named executive officers typically vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the vesting commencement date, which is typically the date of hire, and the remainder of the shares underlying the option vest in equal quarterly installments over the remaining three years thereafter. Refresher grants typically vest in equal quarterly installments over four years from the vesting commencement date, typically the date of grant. We believe that these vesting schedules appropriately encourage long-term employment with us while allowing our executives to realize compensation in line with the value they have created for our stockholders. We do not have any security ownership requirements for our named executive officers.

Our board of directors typically provides for the acceleration of vesting of stock options in the event of a change in control of our company for options granted to employees at a level of vice president or higher. In the event of a change in control, if the individual is terminated without cause or is otherwise constructively terminated prior to the first anniversary of the change of control, the vesting of any unvested options is accelerated in full immediately prior to such termination. With respect to options granted to Mr. Keenan, vesting is accelerated immediately in connection with a change in control with respect to one half of the then-unvested options and the vesting with respect to the balance of the unvested options is accelerated in full if Mr. Keenan is terminated without cause or is constructively terminated within one year after a change in control. We believe that these acceleration opportunities further align the interests of our executives with those of our stockholders by providing our executives an opportunity to benefit alongside our stockholders in a corporate transaction.

In November 2009, our board of directors granted each of Messrs. Friend, Flowers, Keenan, Kumaresan, and Rubin an option to purchase shares of our common stock based upon the standard vesting terms described above as well as an additional option to purchase shares of our common stock that is subject to vesting terms different from those described above. These option grants were provided as a special incentive to our named executive officers to encourage further long-term growth of our company. The vesting of these additional options is in sixteen quarterly installments commencing one year after the date of grant and these options are subject to acceleration of vesting in connection with a termination after a change of control. At the same time each of Messrs. Keenan, Kumaresan, and Rubin received additional fully-vested options to purchase shares of common stock in lieu of a portion of their annual cash bonuses.

In 2010, our board of directors granted to Mr. Keenan an option to purchase shares of our common stock based upon the standard vesting terms described above, consistent with our goals of rewarding and retaining executives through the use of refresher grants of options. Our board also intended that the number of shares subject to Mr. Keenan’s option would provide Mr. Keenan with equity compensation consistent with other employees at the vice president level. Our board of directors did not grant options to other named executive officers in 2010, as our board believed that the existing level of equity compensation of those individuals was appropriate during 2010.

As a privately-owned company, there has been no market for our common stock. Accordingly, in 2010, we had no program, plan, or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. The compensation committee intends to adopt a formal policy regarding the timing of grants in connection with this offering.

Retirement savings

All of our full-time employees in the U.S., including our named executive officers, are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit, which was $16,500 in 2010, and to have the amount of this reduction contributed to our 401(k) plan. We currently do not match any employee contributions under our 401(k) plan.

Perquisites

From time-to-time, our board of directors has provided certain of our named executive officers with perquisites that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating, and retaining executive talent. We believe that these additional benefits may assist our executive officers in performing their duties and provide time efficiencies for our executive officers in appropriate circumstances, and we may consider providing additional perquisites in the future. There are no material perquisites to our named executive officers that we are currently obligated to provide pursuant to written agreement. In the future, we may provide additional perquisites to our executive officers as an element of their overall compensation structure. We do not expect these perquisites to be a significant element of our compensation structure. All future practices regarding perquisites will be approved and subject to periodic review by our compensation committee.

Severance

In connection with severance agreements we entered into with Messrs. Friend and Flowers, we have agreed to provide to each of them severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, each of Mr. Friend and Mr. Flowers is entitled to continued payment of his base salary for twelve months, an additional payment in an amount equal to twelve times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination, and option vesting acceleration as described below. For a further description of Mr. Friend’s and Mr. Flower’s severance agreements, see “—Severance Provisions” below.

As the result of arm’s-length negotiations in connection with the offer letter we entered into with Mr. Keenan, we have agreed to provide Mr. Keenan severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, Mr. Keenan is entitled to continued payment of his base salary for six months, continued health, insurance, and retirement benefits coverage for such time, and option vesting acceleration as described below. Further, if, within one year after a change of control, Mr. Keenan is terminated by us without cause or if he is constructively terminated, Mr. Keenan is entitled to continued payment of his base salary for three additional months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. For a further description of Mr. Keenan’s offer letter, see “—Offer Letter Agreements” below.

As the result of arm’s-length negotiations in connection with offer letters we entered into with Mr. Kumaresan, we have agreed to provide him with severance benefits if his employment is terminated by us without cause or if he is constructively terminated by us. In such an event, he is entitled to continued payment of his base salary for six months, an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination, and option vesting acceleration as described below. For a further description of these offer letters, see “—Offer Letter Agreements” below.

We have routinely granted and will continue to grant our named executive officers stock options under our equity incentive plans. For a description of the change in control provisions in such equity incentive plans applicable to these stock options, see “—Equity Incentives” above. The estimated value of these benefits, along with the benefits payable to Messrs. Friend, Flowers, Keenan, Kumaresan, and Rubin upon a termination of their employment, is set forth below in the section entitled “Potential Payments Upon Change in Control and Upon Termination Following Change in Control.”

Tax considerations

Our board of directors has considered the potential effects of Section 162(m) of the Internal Revenue Code (the “Code”) on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for our president and chief executive officer and each of the other named executive officers (other than our chief financial officer), unless compensation is performance-based. As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect that our compensation committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our executive officers in the future, our compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation,” as well as for the gain recognized by executive officers upon the exercise of qualifying compensatory stock options. Our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “parachute” payments and deferred compensation

We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2010, and we have not agreed and are not otherwise obligated to provide any named executive officer with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider received “deferred compensation” that does not meet the requirements of Section 409A of the Code.

Accounting treatment

Authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for all stock-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. Authoritative accounting guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

2010 Summary Compensation Table

The following table provides information with respect to the compensation earned in 2010 by our chief executive officer, chief financial officer, and each of our three other most highly compensated executive officers. We refer to these officers in this prospectus as our named executive officers.

				Non-Equity
			Option	Incentive Plan	All Other
		Salary	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($) (1)	($)	($)	($)

David Friend, President, Chief Executive Officer, and Chairman of the Board	2010	285,000	83,816	135,691	10,696	515,203
Jeffry Flowers, Chief Architect	2010	235,000	42,802	111,886	12,298	401,986
Andrew Keenan, Chief Financial Officer	2010	215,000	22,700	102,363	12,188	352,251
Swami Kumaresan, Senior Vice President and General Manager, Consumer Group	2010	190,000	36,855	90,461	4,605	321,921
Robert Rubin, Former Vice President of Engineering (2)	2010	200,000	39,952	95,222	12,133	347,307

(1)	The amounts included in the “Option Awards” column represent the compensation expense that was recognized by us in the year ended December 31, 2010, determined in accordance with ASC No. 718. The valuation assumptions used in determining such amounts are described in Note 8 to our consolidated financial statements included in this prospectus.

(2)	Mr. Rubin resigned as our vice president of engineering in April 2011, but continues as our employee.

Grants of Plan-Based Awards in 2010

The following table provides information regarding grants of equity and non-equity plan-based awards made during the year ended December 31, 2010 to each of our named executive officers.

			All Other		Grant Date
			Option Awards:	Exercise or	Fair Value of
	Grant		Number of Securities	Base Price of	Stock and
Name	Date	Target ($)(1)	Underlying Options (#)	Option Awards ($/SH)	Option Awards

David Friend	April 2010	85,500	—	—	—
Jeffry Flowers	April 2010	70,500	—	—	—
Andrew Keenan	April 2010	64,500	—	—	—
	December 2010	—	15,000	$5.15	$12.00
Swami Kumaresan	April 2010	57,000	—	—	—
Robert Rubin (2)	April 2010	60,000	—	—	—

(1)	Target payments under our annual cash bonus opportunity for our executive officers.

(2)	Mr. Rubin resigned as our vice president of engineering in April 2011, but continues as our employee.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table shows grants of stock options outstanding on December 31, 2010, the last day of our fiscal year, to each of our named executive officers.

				Number of
				Securities	Number of
				Underlying	Securities
			Vesting	Unexercised	Underlying	Option
	Type of	Date of	Commencement	Options (#)	Options (#)	Exercise	Expiration
Name	Award (1)	Grant	Date	Exercisable	Unexercisable	Price ($)	Date

David Friend	NQ (2)	8/7/2008	8/7/2008	50,625	25,311	1.31	10/2/2018
	ISO (2)	8/7/2008	8/7/2008	115,428	163,215	1.31	10/2/2018
	NQ (2)	11/14/2009	11/14/2009	7,317	21,954	2.64	11/14/2019
	ISO (2)	11/14/2009	11/14/2009	2,432	7,297	2.64	11/14/2019
	NQ (3)	11/14/2009	11/14/2010	—	10,920	2.64	11/14/2019
	ISO (3)	11/14/2009	11/14/2010	—	10,080	2.64	11/14/2019
Jeffry Flowers	ISO (2)	8/7/2008	8/7/2008	80,795	62,842	1.31	10/2/2018
	ISO (2)	11/14/2009	11/14/2009	9,750	29,250	2.64	11/14/2019
	ISO (3)	11/14/2009	11/14/2010	—	21,000	2.64	11/14/2019
Andrew Keenan	ISO (4)	4/11/2007	4/24/2007	72,187	10,313	0.66	4/11/2017
	ISO (2)	8/7/2008	8/7/2008	16,875	13,125	1.31	10/2/2018
	ISO (2)	6/25/2009	6/25/2009	2,812	4,688	1.31	6/25/2019
	ISO (2)	11/14/2009	11/14/2009	3,750	11,250	2.64	11/14/2019
	ISO (3)	11/14/2009	11/14/2010	—	7,500	2.64	11/14/2019
	ISO (5)	11/14/2009	11/14/2009	8,439	—	2.64	11/14/2019
	ISO (2)	12/16/2010	12/16/2010	—	15,000	5.15	12/16/2020
Swami Kumaresan	ISO (4)	5/24/2006	5/24/2006	1,069	—	0.33	5/24/2016
	ISO (4)	1/29/2007	1/29/2007	2,812	1,407	0.66	1/29/2017
	ISO (2)	2/14/2008	2/14/2008	7,031	11,719	1.26	2/14/2018
	ISO (2)	2/26/2009	2/26/2009	6,750	20,250	1.31	2/26/2019
	ISO (2)	11/14/2009	11/14/2009	9,375	28,125	2.64	11/14/2019
	ISO (3)	11/14/2009	11/14/2010	—	18,750	2.64	11/14/2019
	ISO (5)	11/14/2009	11/14/2009	11,601	—	2.64	11/14/2019
Robert Rubin (5)	ISO (4)	2/14/2008	3/1/2008	28,125	28,125	1.26	2/14/2018
	ISO (2)	8/7/2008	8/7/2008	4,687	6,563	1.31	10/2/2018
	ISO (2)	6/25/2009	6/25/2009	4,689	9,375	1.31	6/25/2019
	ISO (2)	11/14/2009	11/14/2009	9,375	28,125	2.64	11/14/2019
	ISO (3)	11/14/2009	11/14/2010	—	18,750	2.64	11/14/2019
	ISO (5)	11/14/2009	11/14/2009	14,307	—	2.64	11/14/2019

(1)	ISO is an incentive stock option and NQ is a nonqualified stock option.

(2)	These options vest in equal quarterly installments over four years commencing on the date of grant until all shares are vested.

(3)	These options vest in equal quarterly installments over four years commencing on the 15th month anniversary of the date of grant until all shares are vested.

(4)	These options vest 25% on the first anniversary of date of grant and the balance in equal quarterly installments until all shares are vested.

(5)	These options vested on date of grant.

(6)	Mr. Rubin resigned as our vice president of engineering in April 2011, but continues as our employee.

Option Exercises and Stock Vested in 2010

The following table shows information regarding options that were exercised during the year ended December 31, 2010 for those of our named executives employed during 2010.

Option Awards
	Number of Shares	Value Realized on
Name	Acquired on Exercise (#)	Exercise ($) (1)

David Friend	76,335	747,320
Jeffry Flowers	—	—
Andrew Keenan	—	—
Swami Kumaresan	16,822	44,217
Robert Rubin (2)	—	—

(1)	The aggregate dollar amount realized upon the exercise of the options represents the amount by which (x) the aggregate market price of the shares of our common stock on the date of exercise, exceeds (y) the aggregate exercise price of the option.

(2)	Mr. Rubin resigned as our vice president of engineering in April 2011, but continues as our employee.

Severance Provisions

In May 2011, we entered into a severance agreement with Mr. Friend, setting forth the terms and conditions of his severance. Pursuant to the severance agreement, Mr. Friend is entitled to receive severance benefits if his employment is terminated by us without cause at any time (unless such termination is in connection with our reorganization as a result of any adverse financial condition) or if he is constructively terminated by us. In such an event, Mr. Friend is entitled to continued payment of his base salary for 12 months and an additional payment in an amount equal to 12 times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Pursuant to his option agreements, upon a change of control, Mr. Friend is also entitled to full vesting acceleration with respect to his unvested options if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change of control.

In May 2011, we entered into a severance agreement with Mr. Flowers, setting forth the terms and conditions of his severance. Pursuant to the severance agreement, Mr. Flowers is entitled to receive severance benefits if his employment is terminated by us without cause at any time (unless such termination is in connection with our reorganization as a result of any adverse financial condition) or if he is constructively terminated by us. In such an event, Mr. Flowers is entitled to continued payment of his base salary for 12 months and an additional payment in an amount equal to 12 times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Pursuant to his option agreements, upon a change of control, Mr. Flowers is also entitled to full vesting acceleration with respect to his unvested options if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change of control.

Offer Letter Agreements

In April 2007, we entered into an offer letter agreement with Mr. Keenan, which was amended in May 2011, setting forth the terms and conditions of his employment as our chief financial officer. The offer letter agreement provides for an annual base salary of $200,000, subject to increases and modifications as determined by our board of directors and its compensation committee. Mr. Keenan’s current base salary is $225,000. Pursuant to the offer letter agreement, as amended, Mr. Keenan is entitled to receive severance benefits if his employment is terminated by us without cause at any time (unless such termination is in connection with our reorganization as a result of any adverse financial condition) or if he is constructively terminated by us. In such an event, Mr. Keenan is entitled to continued payment of his base salary for six months and continued health and other insurance and retirement benefits coverage for such time. Further, if, prior to the first anniversary of a change of control, Mr. Keenan is terminated by us without cause or if he is constructively terminated, Mr. Keenan is entitled to continued payment of his base salary for three additional months and an additional payment in an amount equal to three times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Mr. Keenan is also entitled to vesting acceleration in connection with a change of control respect to one-half of his unvested options granted to him and, if Mr. Keenan is terminated without cause or if he is constructively terminated prior to the first anniversary of the change of control, the balance of any options granted to him will vest in full.

In October 2005, we entered into an offer letter agreement with Mr. Kumaresan, which was amended in September 2007 and April 2011, setting forth the terms and conditions of his employment. The offer letter agreement provides for an annual base salary of $130,000, subject to increases and modifications as determined by our board of directors and its compensation committee. Mr. Kumaresan’s current base salary is $240,000. Pursuant to the offer letter agreement, as amended, Mr. Kumaresan is entitled to receive severance benefits if his employment is terminated by us without cause at any time (unless such termination is in connection with our reorganization as a result of any adverse financial condition) or if he is constructively terminated by us. In such an event, Mr. Kumaresan is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change of control, Mr. Kumaresan is also entitled to full vesting acceleration with respect to his unvested options if he is terminated without cause or if he is constructively terminated prior to the first anniversary of the change of control.

Potential Payments Upon Termination, Upon Change in Control, and Upon Termination Following Change in Control

Potential payments upon termination without a change in control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if their employment had been terminated by us without cause on December 31, 2010, as described above under “—Severance Provisions” and “—Offer Letter Agreements.”

			Value of
		Value of	Continued
		Accelerated	Health Care
	Salary	Equity Awards	Coverage
Name of Executive Officer	Continuation ($)	($)	Premiums ($)	Total ($)

David Friend (1)	—	—	—	—
Jeffry Flowers (1)	—	—	—	—
Andrew Keenan	107,500	—	6,094	113,594
Swami Kumaresan (1)	47,500	—	1,151	48,651
Robert Rubin (2)	50,000	—	3,033	53,033

(1)	In May 2011, we entered into severance agreements with Messrs. Friend and Flowers, and in April 2011 we entered into an amendment to an offer letter agreement with Mr. Kumaresan, pursuant to which they will receive additional potential payments upon termination without a change in control, as described above under “—Severance Provisions” and “—Offer Letter Agreements.”

(2)	Mr. Rubin resigned as our vice president of engineering in April 2011, but continues as our employee.

Potential payments upon a change in control without termination

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers upon a change in control of our company on December 31, 2010. Amounts below reflect potential payments pursuant to stock options granted under our 2005 Stock Incentive Plan.

Value of Accelerated Options if Not
Name of Executive Officer	Assumed or Substituted ($) (1)

David Friend	—
Jeffry Flowers	—
Andrew Keenan	264,966
Swami Kumaresan	—
Robert Rubin (2)	—

(1)	Represents the aggregate amount by which the fair market value of the common stock subject to unvested equity awards exceeded the aggregate exercise price of the awards as of December 31, 2010, using a per share fair market value equal to $11.10.

(2)	Mr. Rubin resigned as our vice president of engineering in April 2011, but continues as our employee.

Potential payments upon termination following a change in control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers pursuant to the severance agreements and offer letter agreements described above under “—Severance Provisions” and “—Offer Letter Agreements” and pursuant to their option agreements if their employment had been terminated by us without cause or if they experienced a constructive termination within 12 months after a change in control consummated on December 31, 2010.

			Value of
		Value of	Continued
		Accelerated	Health Care
	Salary	Equity Awards	Coverage
Name of Executive Officer	Continuation ($)	($) (1)	Premiums ($)	Total ($)

David Friend (2)	—	2,270,793	—	2,270,793
Jeffry Flowers (2)	—	1,040,338	—	1,040,338
Andrew Keenan (2)	107,500	529,932	6,094	643,526
Swami Kumaresan (2)	47,500	724,814	1,151	773,465
Robert Rubin (3)	50,000	829,346	3,033	882,379

(1)	Represents the aggregate amount by which the fair market value of the common stock subject to unvested equity awards exceeded the aggregate exercise price of the awards as of December 31, 2010, using a per share fair market value equal to $11.10.

(2)	In April and May 2011, we entered into severance agreements with Messrs. Friend and Flowers, and amendments to offer letter agreements with Messrs. Keenan and Kumaresan, pursuant to which they will receive additional potential payments upon termination following a change in control, as described above under “—Severance Provisions” and “—Offer Letter Agreements.”

(3)	Mr. Rubin resigned as our vice president of engineering in April 2011, but continues as our employee.

Proprietary Information and Inventions Agreements

Each of our named executive officers has entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

2011 Equity Award Plan

In July 2011, our board of directors and our stockholders adopted our 2011 Equity Award Plan, or the 2011 Plan, to be effective after the completion of this offering. The principal purpose of the 2011 Plan will be to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

The principal features of the anticipated 2011 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2011 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Share reserve.  Under the 2011 Plan, 1,662,000 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock rights, dividend equivalent awards, performance share awards, performance stock unit awards, stock payment awards, performance-based awards, and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2011 Plan will be increased on the first day of each calendar year beginning in 2012 and ending in 2021, equal to the least of (A) 1,500,000 shares, (B) four percent (4%) of the shares of common stock outstanding (on an as-converted basis) on the last day of the immediately preceding calendar year, and (C) such smaller number of shares of stock as determined by our board of directors.

The following counting provisions will be in effect for the share reserve under the 2011 Plan:

•	to the extent that an award terminates, expires, or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2011 Plan, provided that no such shares may be issued pursuant to an incentive stock option;

•	to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2011 Plan, such tendered or withheld shares will be available for future grants under the 2011 Plan, provided that no such shares may be issued pursuant to an incentive stock option;

•	the payment of dividend equivalent units in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2011 Plan; and

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2011 Plan.

Notwithstanding the above, no individual may be granted stock-based awards under the 2011 Plan covering more than 1,250,000 shares in any calendar year. The maximum amount of cash that may be paid to any individual during a calendar year with respect to awards that are not based on the fair market value of our common stock is $1,000,000.

Administration.  The compensation committee of our board of directors will administer the 2011 Plan unless our board of directors assumes authority for administration or delegates such authority to another committee of the board of directors. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Internal Revenue Code, a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an “independent director” within the meaning of the rules of The Nasdaq Stock Market, or other principal securities market on which shares of our common stock are traded. Our compensation committee currently meets these requirements. The 2011 Plan will provide that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of our company to one or more of our officers.

Subject to the terms and conditions of the 2011 Plan, the administrator will have the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2011 Plan. The administrator will also be authorized to adopt, amend, or rescind rules relating to administration of the 2011 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2011 Plan. The full board of directors will administer the 2011 Plan with respect to awards to non-employee directors.

Eligibility.  Options, SARs, restricted stock, and all other stock-based and cash-based awards under the 2011 Plan may be granted to individuals who are then our officers, employees, directors, or consultants or are the officers, employees, directors, or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only executive officers and employees may be granted incentive stock options, or ISOs.

Awards.  The 2011 Plan will provide that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalent units, performance awards, stock payments, and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms, and conditions of the award.

•	Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years.

•	Incentive stock options will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2011 Plan will provide that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted stock units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Deferred stock rights represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•	Stock appreciation rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2011 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Internal Revenue Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there will be no restrictions specified in the 2011 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2011 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•	Dividend equivalent units represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by awards held by the participant for which the value is based on the full value of a share of our common stock, rather than the increase in value of a share of our common stock. Dividend equivalent units may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

•	Performance awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•	Stock payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant, or non-employee director.

Change in control.  In the event of a change in control, the administrator may, in its sole discretion, accelerate vesting of awards issued under the 2011 Plan such that 100% of such award may become vested and exercisable or payable, as applicable. Additionally, the administrator will also have complete discretion to structure one or more awards under the 2011 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis. The administrator may also make appropriate adjustments to awards under the 2011 Plan and will be authorized to provide for the acceleration, cash-out, termination, assumption, substitution, or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2011 Plan, a change in control will be generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting securities to a person or group;

•	a change in the composition of our board of directors over a two-year period such that 50% or more of the members of the board were elected through one or more contested elections;

•	a merger, consolidation, reorganization, or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization, or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	stockholder approval of our liquidation or dissolution.

Adjustments of awards.  In the event of any stock dividend, stock split, extraordinary cash dividend, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders, or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2011 Plan or any awards under the 2011 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2011 Plan;

•	the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards);

•	the grant or exercise price per share of, and the aggregate number of shares subject to, any outstanding awards under the 2011 Plan; and

•	the performance goals pertaining to an award.

Amendment and termination.  Our board of directors or the compensation committee (with board approval) may terminate, amend, or modify the 2011 Plan at any time and from time-to-time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2011 Plan (other than in connection with certain corporate events, as described above);

•	to expand the group of participants under the 2011 Plan;

•	to diminish the protections afforded by the 2011 Plan with regard to decreasing the exercise price for options or SARs or otherwise materially change the vesting or performance requirements of an award; or

•	to the extent required by applicable law, rule, or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, no option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and no options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Expiration date.  The 2011 Plan will expire on, and no option or other award may be granted pursuant to the 2011 Plan after, ten years after the effective date of the 2011 Plan. Any award that is outstanding on the expiration date of the 2011 Plan will remain in force according to the terms of the 2011 Plan and the applicable award agreement.

Securities laws and federal income taxes.  The 2011 Plan will be designed to comply with certain securities and federal tax laws, including as follows:

•	Securities laws. The 2011 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2011 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules, and regulations.

•	Section 409A of the Internal Revenue Code. Certain awards under the 2011 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Internal Revenue Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under such plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

•	Section 162(m) of the Internal Revenue Code. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs granted pursuant to the 2011 Plan will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2011 Plan sets the maximum number of shares that can be granted to any person within a specified period, and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in an initial public offering, the 2011 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the first material modification of the 2011 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2011 Plan;

•	the expiration of the 2011 Plan; or

•	the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

After the transition date, rights or awards granted under the 2011 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We will attempt to structure the 2011 Plan in such a manner that, after the transition date the compensation attributable to stock options, SARs, and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2011 Plan.

Amended and Restated 2005 Stock Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2005 Stock Incentive Plan in September 2005. The 2005 Stock Incentive Plan has been amended from time to time to increase the number of shares available for issuance and was amended and restated in its entirety in July 2011. An aggregate of 3,601,551 shares of our common stock is reserved for issuance under the 2005 Stock Incentive Plan. The 2005 Stock Incentive Plan provides for the grant of ISOs, NQSOs and restricted stock. As of June 30, 2011, options to purchase 2,035,347 shares of our common stock at a weighted average exercise price per share of $3.39 remained outstanding under the 2005 Stock Incentive Plan. As of June 30, 2011, 266,268 shares of our common stock remained available for future issuance pursuant to awards granted under the 2005 Stock Incentive Plan. As of the closing of the offering, no further awards may be granted under the 2005 Stock Incentive Plan.

Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2005 Stock Incentive Plan and the awards granted under it. Following the completion of this offering, no further awards will be granted under the 2005 Stock Incentive Plan; all outstanding awards will continue to be governed by their existing terms.

Stock options.  The 2005 Stock Incentive Plan provides for the grant of ISOs under the federal tax laws or NQSOs. ISOs may be granted only to employees. NQSOs and restricted stock may be granted to employees, directors, or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of NQSOs to employees, directors, or consultants who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of NQSOs to all other employees, directors or consultants may not be less than 85% of the fair market value of our common stock on the date of grant. Shares subject to options under the 2005 Stock Incentive Plan generally vest in a series of installments over an optionee’s period of service. Except with respect to options granted to officers, non-employee directors, advisory board members, and consultants, a grant of an option to purchase shares shall become exercisable 25% per year over the four-year period commencing on the date of grant, subject to acceleration in the discretion of the board of directors.

In general, the maximum term of options granted is ten years. The maximum term of ISOs granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years. If an optionee’s service relationship with us terminates other than by death or disability, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be more than three months following the termination of service. If an optionee’s service relationship with us terminates by disability, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be more than 12 months following the termination of service. If an optionee’s service relationship with us terminates as a result of the optionee’s death, the optionee’s designee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be more then 12 months following the optionee’s death. Shares of common stock representing any unvested portion of the option on the date of termination shall immediately cease to be issuable and shall become available for issuance under the 2005 Stock Incentive Plan. If, after termination, the optionee does not exercise the option within the time period specified, the option shall terminate and the shares of common stock covered by such option will become available for issuance under the 2005 Stock Incentive Plan.

Restricted stock.  Under the 2005 Stock Incentive Plan, restricted stock may be granted or sold to employees, directors, or consultants, and made subject to such restrictions as may be determined by the administrator and set forth in a restricted stock agreement. The purchase price of restricted stock offered under the 2005 Stock Incentive Plan shall not be less than 85% of the fair market value of such shares, or in the case of purchase by an individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of our company, or any of our subsidiaries, the purchase price shall be at least 100% of the fair market value. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

Corporate transactions.  In the event of a sale, transfer, or other disposition of all or substantially all of our assets, or the consummation of certain mergers or consolidations of our company with or into another entity or any other corporate reorganization, the administrator of the 2005 Stock Incentive Plan may, at the time of grant, provide for one or more of the following actions to the extent set forth in the restricted stock agreement: (a) provide that any option shall immediately vest, in whole or in part, if such option is not assumed or substituted for by the surviving corporation or its parent and the surviving corporation; or (b) provide that the repurchase right of any restricted stock or option that is not assigned to the entity, or its parent or subsidiary, that employs the holder immediately after such corporate transaction shall lapse, in whole or in part, and all such shares shall become vested.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2005 Stock Incentive Plan.

401(k) Plan

Currently, all of our employees over the age of 18 are eligible to participate in our 401(k) Plan. Under the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 100% of their base salary and cash compensation or the prescribed annual limit and contribute these amounts to the 401(k) Plan. The annual limit in 2010 was $16,500. We may make matching or other contributions to the 401(k) Plan on behalf of eligible employees, but have not done so to date. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan. The trustees under the 401(k) Plan, at the direction of each participant, invest the 401(k) Plan employee salary deferrals in selected investment options.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our directors, officers, and some employees before the completion of this offering. These agreements provide for the indemnification of such directors, officers, and employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, employee, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that the provisions of our certificate of incorporation and bylaws described above and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they may contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock, or any member of their immediate families had or will have a direct or indirect material interest.

Compensation arrangements with our named executive officers and directors are described elsewhere in this prospectus.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, including the right to demand that we file a registration statement or request that the shares of common stock issuable upon conversion of their shares of convertible preferred stock be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.” The investors’ rights agreement also contains certain other rights, such as a right of first refusal and preemptive rights, that will cease to be effective upon completion of this offering.

Series D Preferred Stock Financing

In December 2009 and January 2010, we sold an aggregate of 585,790 shares of our Series D Preferred Stock at a purchase price of approximately $34.14 per share and for an aggregate purchase price of approximately $20.0 million. Each share of our Series D Preferred Stock will convert into three shares of our common stock upon completion of this offering. The purchasers of our Series D Preferred Stock are entitled to specified registration rights. These registration rights are described under “Description of Capital Stock—Registration Rights.” The following table summarizes the Series D Preferred Stock purchased by certain current holders of our outstanding capital stock in connection with the transaction described in this section. The terms of these purchases were the same as those made available to unaffiliated purchasers. For additional information, see “Description of Capital Stock—Registration Rights” and “Principal and Selling Stockholders.”

			Percentage
		Aggregate	of
		Purchase	Total Shares
Name	Series D Shares	Price	Issued

Crosslink (1)	351,494	$12,000,005	60.0%
Menlo (2)	125,928	$4,299,182	21.5%

(1)	Includes shares owned by Crosslink Ventures V, L.P., Crosslink Ventures V Unit Trust, Crosslink Bayview V, L.L.C., Crosslink Crossover Fund V, L.P. (together, the “Crosslink Funds”), and Octave Fund. Gary Hromadko, one of our directors, is the sole managing member of Octave Fund. Neither the Crosslink Funds nor the Octave Fund had previously invested in our capital stock prior to the transaction described in this section. Collectively, the Crosslink Funds and the Octave Fund owned more than 5% of our capital stock immediately after the transaction described in this section.

(2)	Includes shares owned by Menlo Ventures X, L.P., Menlo Entrepreneurs Fund X, L.P., and MMEF X, L.P. (together, the “Menlo Funds”). Pravin Vazirani, one of our directors, is a managing member of MV Management X, L.L.C., the general partner of each of the limited partnerships. The Menlo Funds had previously purchased Series B, Series B-2, and Series C Preferred Stock in our company and owned more than 5% of our capital stock at the time of and immediately after the transaction described in this section.

Series C Preferred Stock Financing

In August 2008, we sold an aggregate of 1,162,579 shares of our Series C Preferred Stock at a purchase price of approximately $18.23 per share and for an aggregate purchase price of approximately $21.2 million. Each share of our Series C Preferred Stock will convert into three shares of our common stock upon completion of this offering. The purchasers of our Series C Preferred Stock are entitled to specified registration rights. These registration rights are described under “Description of Capital Stock—Registration Rights.” The following table summarizes the Series C Preferred Stock purchased by certain current holders of our outstanding capital stock in connection with the transaction described in this section. The terms of these purchases were the same as those made to available to unaffiliated purchasers. For additional information, see “Description of Capital Stock—Registration Rights” and “Principal and Selling Stockholders.”

Percentage
		Aggregate	of
		Purchase	Total Shares
Name	Series C Shares	Price	Issued

Menlo (1)	370,069	$6,746,358	31.8%

(1)	Includes shares owned by Menlo Ventures X, L.P., Menlo Entrepreneurs Fund X, L.P., and MMEF X, L.P. Pravin Vazirani, one of our directors, is a managing member of MV Management X, L.L.C., the general partner of each of these limited partnerships. The Menlo Funds had previously purchased Series B and Series B-2 Preferred Stock in our company and owned more than 5% of our capital at the time of and immediately after the transaction described in this section.

Common Stock Transaction

In January 2011, certain of our current and former employees, including Messrs. Friend, Flowers, Kumaresan, and Rubin, sold an aggregate of 863,832 shares of our common stock to Institutional Venture Partners XIII, L.P. for $12.00 per share. In connection with this transaction, we waived our right of first refusal to purchase these shares of common stock from these individuals. We also entered into an agreement so that Institutional Venture Partners XIII, L.P. became a party to our voting agreement and our right of first refusal and co-sale agreement. Both of these agreements, by their terms, terminate immediately prior to the consummation of this offering.

Other Transactions

Todd Krasnow, one of our directors, previously provided business development consulting services to us from October 2006 until June 2008. During 2006, 2007, and 2008, we owed Mr. Krasnow approximately $5,500, $10,785 and $1,900, respectively, which we paid by issuing shares of common stock to Mr. Krasnow representing equivalent value based on the then-current fair market value for our common stock as determined in good faith by our board of directors at the time each invoice was rendered to us by Mr. Krasnow. Mr. Krasnow ceased providing such consulting services in June 2008 and we do not expect to make any further payments related to such services. Mr. Krasnow continues to serve as a member of our board of directors and will be entitled to compensation in connection with such service to the extent described elsewhere in this prospectus.

Compensation Arrangements, Stock Option Grants, and Indemnification for Executive Officers and Directors

We have entered into severance agreements with Mr. Friend and Mr. Flowers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see “Executive Compensation—Compensation Discussion and Analysis—Severance Provisions.”

We have entered into an offer letter agreement with Mr. Keenan that, among other things, provides for certain severance and change of control benefits. For a description of this agreement, see “Executive Compensation—Offer Letter Agreements.”

We have entered into an amendment to the offer letter agreement with Mr. Kumaresan to provide for the acceleration of option vesting in connection with a change of control. For a description of this agreement and the amendment thereto, see “Executive Compensation—Offer Letter Agreements.”

We have granted stock options to certain of our executive officers and directors. For a description of these options, see “Management—Non-Employee Director Compensation,” “Executive Compensation—Grants of Plan-Based Awards in 2010, and—Outstanding Equity Awards at 2010 Fiscal Year-End.”

We have entered into indemnification agreements with each of our directors and officers and with some of our employees. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Other than as described above under this section “Certain Relationships and Related Transactions,” since January 1, 2008, we have not entered into or participated in any transactions, nor are there any currently proposed transactions, between us or involving us and a related person where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe that the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Policies and Procedures for Related Person Transactions

Prior to this offering, all related person transactions were reviewed and approved by a disinterested majority of our board of directors. All of the transactions described above were entered into after presentation to, consideration of, and approval by our board of directors.

Our board of directors has adopted a written related person transaction policy, effective upon the completion of this offering, which sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will be administered by our audit committee and covers any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, the amount involved exceeds $50,000 and a related person had or will have a direct or indirect material interest. While the policy covers related person transactions in which the amount involved exceeds $50,000, the policy states that related person transactions in which the amount involved exceeds $120,000 are required to be disclosed in applicable filings as required by the Securities Act, Exchange Act, and related rules. Our board of directors set the $50,000 threshold for approval of related person transactions in the policy at an amount lower than that which is required to be disclosed under the Securities Act, Exchange Act, and related rules because we believe that it is appropriate for our audit committee to review transactions or potential transactions in which the amount involved exceeds $50,000, as opposed to $120,000. Pursuant to this policy, our audit committee will (i) review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and (ii) take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics. Management will present to our audit committee each proposed related person transaction, including all relevant facts and circumstances relating thereto, and will update the audit committee as to any material changes to any related person transaction. All related person transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions have been pre-approved by our audit committee under the policy. These pre-approved transactions include: (i) certain compensation arrangements; (ii) transactions in the ordinary course of business where the related party’s interest arises only (a) from his or her position as a director of another entity that is party to the transaction, (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of equity securities in our company where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director may participate in the approval of a related person transaction for which he or she is a related party.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of June 30, 2011, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of June 30, 2011, are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 18,633,632 shares of common stock outstanding on June 30, 2011 (as adjusted to reflect at that date the conversion of all shares of our preferred stock into 13,483,473 shares of common stock). We have based our calculation of the percentage of beneficial ownership after this offering on 24,000,105 shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ overallotment option).

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Carbonite, Inc., 177 Huntington Avenue, Boston, Massachusetts, 02115.

	Shares			Shares
	Beneficially			Beneficially
	Owned		Shares	Owned
	Prior to the		Being	After the
Name and Address of Beneficial Owner	Offering (1)%		Offered	Offering	%

5% Stockholders:
Menlo Ventures (2)	5,893,935	31.6%	—	5,893,935	24.6
Performance Direct Investments II, L.P. (3)	1,083,828	5.8%	—	1,083,828	4.5
Entities affiliated with Crosslink Capital (4)	1,054,482	5.7%	—	1,054,482	4.4
First Plaza Group Trust (5)	1,001,646	5.4%	—	1,001,646	4.2

	Shares			Shares
	Beneficially			Beneficially
	Owned		Shares	Owned
	Prior to the		Being	After the
Name and Address of Beneficial Owner	Offering (1)%		Offered	Offering	%

Named Executive Officers and Directors:
David Friend (6)	1,838,649	9.9%	—	1,838,649	7.7
Jeffry Flowers (7)	1,548,316	8.3%	—	1,548,316	6.4
Andrew Keenan (8)	127,032	*	—	127,032	*
Swami Kumaresan (9)	157,662	*	—	157,662	*
Robert Rubin (10)	112,672	*	—	112,672	*
Gary Hromadko (4)	1,054,482	5.7%	—	1,054,482	4.4
Charles Kane	—	*	—	—	*
Todd Krasnow (11)	207,771	1.1%	—	207,771	*
William G. Nelson	1,275,491	6.8%	—	1,275,491	5.3
Pravin Vazirani (2)	5,893,935	31.6%	—	5,893,935	24.6
Executive Officers and Directors as a Group (15 persons) (2), (4), (6), (7), (8), (9), and (11)	12,143,555	64.6%	—	12,143,555	50.2
Other Selling Stockholders:
Enrico Ancona	34,239	*	23,819	10,420		*
Stephen Andress	37,668	*	34,245	3,423		*
Peter Besen	13,785	*	3,500	10,285		*
James E. Bryant	17,121	*	17,121	—		*
Philip M. Byrne	17,439	*	7,439	10,000		*
CommonAngels Co-Investment Fund II, LLC (12)	200,475	1.07%	193,626	6,849		*
Arthur L. Goldstein	27,996	*	26,286	1,710		*
Richard Karash	25,590	*	11,000	14,590		*
Jarvis P. Kellogg	43,545	*	8,400	35,145		*
James Kendall	37,668	*	20,000	17,668		*
Lauer-Williams Family Trust (13)	31,356	*	3,000	28,356		*
Stephen R. Levy	26,130	*	24,420	1,710		*
James A. Manzi, Jr.	17,994	*	8,655	9,339		*
Michael Perlmutter	46,590	*	17,121	29,469		*
P.D. Birch Nominee Trust No. 1 dtd 9/10/02 (14)	29,238	*	21,315	7,923		*
Edward B. Roberts Trust—2003 (15)	23,025	*	21,315	1,710		*
Nancy H. Roberts Trust—2003 (16)	23,025	*	21,315	1,710		*
James Rosen	47,607	*	47,607	—		*
Gabriel Schmergel	21,315	*	21,315	—		*
Sharptown Limited (17)	76,014	*	50,000	26,014		*
Don Shulsinger	11,697	*	2,500	9,197		*
Translink Capital Partners I, L.P. (18)	527,604	2.83%	105,521	422,083
Waterline Capital LLC (19)	128,958	*	122,109	6,849		*
Steven F. Woit	76,308	*	71,898	4,410		*

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Consists of 5,744,570 shares held by Menlo Ventures X, L.P., 48,830 shares held by Menlo Entrepreneurs Fund X, L.P., and 100,535 shares held by MMEF X, L.P. MV Management X, L.L.C. is the general partner of each of the Menlo Funds, and the managing members of the general partner are H. DuBose Montgomery, John W. Jarve, Douglas C. Carlisle, Sonja H. Perkins, Mark A. Siegel, Pravin A. Vazirani, and Shawn T. Carolan. These individuals may be deemed to have shared voting and investment power over the shares held by the Menlo Funds. The address for Menlo Ventures is 3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, CA 94025.

(3)	Performance Direct Investments II, L.P. is managed by Performance Direct Investors II GP, LLC, which is managed by Performance Equity Management, LLC, a non-member manager which is in turn managed by a committee of managing directors currently consisting of Charles Froland, John S. Clark, Jeffrey Barman, Marcia Haydel, S. Lawrence Rusoff, Jeffrey A. Reals and Frank Brenninkmeyer. These individuals may be deemed to have shared voting and investment power over the shares held by Performance Direct Investments II, L.P. The address for Performance Direct is c/o Performance Equity Management, LLC, 2 Pickwick Plaza, Suite 310, Greenwich, CT 06830.

(4)	Consists of 425,769 shares held by Crosslink Ventures V, L.P., 52,443 shares held by Offshore Crosslink Ventures V Unit Trust, 16,077 shares held by Crosslink Bayview V, L.L.C., and 494,289 shares held by Crosslink Crossover Fund V, L.P. It also includes 65,904 shares held by Octave Fund. Crosslink Ventures V Holdings, L.L.C. is the general partner of Crosslink Ventures V, L.P. and Crossover Fund V Management, L.L.C. is the general partner of Crosslink Crossover Fund V, L.P. Gary Hromadko, one of our directors, is the sole managing member of Octave Fund and may be deemed to have sole voting and investment power over the shares held by Octave Fund. The address for Crosslink Capital is Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

(5)	Consists of 702,030 shares held by J.P. Morgan Chase Bank, National Association, as trustee for First Plaza Group Trust FBO pool PMI-127 (beneficially owned by General Motors Hourly-Rate Employees Pension Plan), 143,820 shares held by J.P. Morgan Chase Bank, National Association, as trustee for First Plaza Group Trust FBO pool PMI-128 (beneficially owned by Delphi Hourly-Rate Employees Pension Plan), 123,882 shares held by J.P. Morgan Chase Bank, National Association, as trustee for First Plaza Group Trust FBO pool PMI-129 (beneficially owned by General Motors Retirement Program for Salaried Employees), and 31,914 shares held by J.P. Morgan Chase Bank, National Association, as trustee for First Plaza Group Trust FBO pool PMI-130 (beneficially owned by Delphi Retirement Program for Salaried Employees). General Motors Investment Management Corporation, in its capacity as named fiduciary for investment purposes for the foregoing defined benefit plans (and their successors) that invest through the First Plaza Group Trust, considers the approval of certain private equity investments and their disposition by means of the Private Equity Investment Approval Committee of General Motors Investment Management Corporation. The Private Equity Investment Approval Committee currently consists of the following members: Walter Borst, Edgar Sullivan, John Stevens, and Michael Connors. As members of the Private Equity Investment Approval Committee, these individuals may be deemed to have shared voting and investment power over the shares held by First Plaza Group Trust. Pursuant to a Subadvisory Agreement, Performance Equity Management, LLC has been delegated non-discretionary management of the assets of First Plaza Group Trust invested in such shares. The address for First Plaza Group is c/o Performance Equity Management, LLC, 2 Pickwick Plaza, Suite 310, Greenwich, CT 06830.

(6)	Includes 101,849 shares held by the David Friend 2009 Qualified Annuity Trust II, 106,806 shares held by the David Friend 2009 Qualified Annuity Trust III, 500,000 shares held by the David Friend 2010 Qualified Annuity Trust I, 100,000 shares held by the David Friend 2011 Qualified Annuity Trust I, 3,000 shares held by Jasper Friend, 3,000 shares held by Zachery Friend, 3,000 shares held by Zoe Friend, 3,000 shares held by Lilian Friend, 101,849 shares held by the Margaret F.A. Shepherd 2009 Qualified Annuity Trust, 106,806 shares held by the Margaret F.A. Shepherd 2009 Qualified Annuity Trust II, and 24,000 shares held by the Friend-Shepherd Family 2009 Irrevocable Trust. Also includes 30,681 shares subject to options held by Mr. Friend that are exercisable within 60 days of June 30, 2011.

(7)	Includes 127,426 shares held by the Jeffry Flowers 2009 Grantor Retained Annuity Trust No. 1, 138,526 shares held by the Jeffry Flowers 2009 Grantor Retained Annuity Trust No. 2, 127,426 shares held by the Laurie Flowers 2009 Grantor Retained Annuity Trust No. 1, 138,526 shares held by the Laurie Flowers 2009 Grantor Retained Annuity Trust No. 2, 50,000 shares held by the Laurie Flowers 2010 Grantor Retained Annuity Trust, and 50,000 shares held by the Jeffry Flowers 2010 Grantor Retained Annuity Trust. Also includes 52,391 shares subject to options held by Mr. Flowers that are exercisable within 60 days of June 30, 2011.

(8)	Includes 22,969 shares subject to options that are exercisable within 60 days of June 30, 2011.

(9)	Includes 21,309 shares held by Jessica McIsaac and 1,375 shares subject to options held by Ms. McIsaac that are exercisable within 60 days of June 30, 2011. Also includes 46,710 shares subject to options held by Mr. Kumaresan that are exercisable within 60 days of June 30, 2011.

(10)	Includes 93,292 shares subject to options that are exercisable within 60 days of June 30, 2011. Mr. Rubin resigned as our vice president of engineering in April 2011, but continues as our employee.

(11)	Includes 5,000 shares held by the Rachel L. Krasnow Trust, 5,000 shares held by the Charles S. Krasnow Trust and 5,000 shares held by the Eric J. Krasnow Trust.

(12)	CommonAngels Co-Investment Fund II, LLC is managed by an investment committee consisting of Chris Sheehan, James Geshwiler, Maia Heymann, Peter Bleyleben, Jonathan Green, Mike Dornbrook, Jack Derby, and Andy Macey. These individuals may be deemed to have shared voting and investment power over the shares held by CommonAngels Co-Investment Fund II, LLC.

(13)	Michael Williams and Jeanne Lauer-Williams serve as Trustees of The Lauer-Williams Family Trust. These individuals may be deemed to have shared voting and investment power over the shares held by the Lauer-Williams Family Trust.

(14)	Paul D. Birch serves as Trustee of the P.D. Birch Nominee Trust No. 1 dtd 9/10/02. Mr. Birch may be deemed to have sole voting and investment power over the shares held by the P.D. Birch Nominee Trust No. 1 dtd 9/10/02.

(15)	Edward B. Roberts and Nancy H. Roberts serve as Trustees of the Edward B. Roberts Trust—2003. These individuals may be deemed to have shared voting and investment power over the shares held by the Edward B. Roberts Trust—2003.

(16)	Edward B. Roberts and Nancy H. Roberts serve as Trustees of the Nancy H. Roberts Trust—2003. These individuals may be deemed to have shared voting and investment power over the shares held by the Nancy H. Roberts Trust—2003.

(17)	Sharptown Limited is managed by a board of directors consisting of Simon Paul Alan Brewer, Wendy Joy Burnett, Charles Malet de Carteret, Christopher John Bunt, and David Smaller. These individuals may be deemed to have shared voting and investment power over the shares held by Sharptown Limited.

(18)	Translink Capital I, L.P. is managed by Translink Management I, LLC as its General Partner. Jay Eum is managing member of Translink Management I, LLC. Mr. Eum may be deemed to have sole voting and investment power over the shares held by Translink Capital I, L.P.

(19)	Alexander M. Levine is managing member of Waterline Capital LLC. Mr. Levine may be deemed to have sole voting and investment power over the shares held by Waterline Capital LLC.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 45,000,000 shares of common stock, $0.01 par value per share, and 6,000,000 shares of preferred stock, $0.01 par value per share. The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the completion of this offering.

As of June 30, 2011, there were outstanding:

•	18,633,632 shares of common stock held by approximately 135 stockholders;

•	2,037,410 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.39 per share; and

•	11,316 shares of common stock issuable upon exercise of outstanding stock warrants at an exercise price of $2.32 per share.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive such dividends, if any, as may be declared from time-to-time by our board of directors out of legally available funds.

Voting rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 6,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

We have granted the registration rights described below pursuant to an investors’ rights agreement with the holders of shares of our convertible preferred stock which will be converted into shares of common stock upon the completion of this offering.

Demand registration rights

After the completion of this offering, the holders of 12,599,946 shares of our common stock and 11,316 shares of common stock issuable upon the exercise of outstanding warrants will be entitled to certain demand registration rights. At any time beginning on the earlier of September 14, 2012 or six months after the consummation of this offering, the holders of at least 35% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, exceeding $10 million. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to the filing and 180 days following the effectiveness of a registration statement relating to a public offering of our securities (subject to extension in certain circumstances).

Piggyback registration rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of 12,599,946 shares of our common stock and 11,316 shares of common stock issuable upon the exercise of outstanding warrants will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 registration rights

After the completion of this offering, the holders of 12,599,946 shares of our common stock and 11,316 shares of common stock issuable upon the exercise of outstanding warrants will be entitled to certain Form S-3 registration rights. The holders of at least 10% of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.5 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected one such registration in a given 12-month period.

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. Additionally, we will not be required to effect Form S-3 registrations during the period beginning 60 days prior to the filing and 180 days following the effectiveness of a registration statement relating to a public offering of our securities (subject to extension in certain circumstances).

The demand, piggyback, and Form S-3 registration rights described above will expire, with respect to any particular stockholder, after our initial public offering, when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period. In any event, all such registration rights will expire upon the earlier of five years after the consummation of this offering or the consummation of certain events, including the sale of all of our assets, a change of control of our company, or a liquidation, dissolution, or winding up of our company.

Pursuant to the investors’ rights agreement, each stockholder that has registration rights has agreed that to the extent requested by us and the underwriters, such stockholder will not sell or otherwise dispose of any securities for a period of up to 180 days (subject to extension in certain circumstances). Certain stockholders have also entered into lock-up agreements with the underwriters in connection with this offering. See “Underwriting.”

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in effect upon the completion of this offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairperson of the board, chief executive officer, or president may call a special meeting of stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws will require a 75% stockholder vote for the rescission, alteration, amendment, or repeal of the bylaws by stockholders, and will provide that stockholders may only remove a director for cause with a 75% stockholder vote. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that vacancies occurring on our board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors. Our amended and restated bylaws will establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. The combination of the classification of our board of directors, the lack of cumulative voting or the ability of stockholders to take action by written consent, the 75% stockholder voting requirements, the limitations on removing directors without cause, the ability of the board to fill vacancies, and the advance notice provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of options upon change of control

Generally, under our 2005 Stock Incentive Plan and 2011 Plan, in the event of certain mergers, a reorganization or consolidation of our company with or into another corporation, or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors may accelerate vesting of options outstanding under such plans.

Choice of Forum

Our amended and restated certificate of incorporation in effect as of the closing of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

The Nasdaq Global Market Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the symbol “CARB.”

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time-to-time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2011, upon the completion of this offering, shares of common stock will be outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. In addition, if members of our board of directors, or our executive officers, employees, or business associates purchase shares in this offering through the directed share program described under “Underwriting—Reserved Shares,” the shares purchased by them in this offering will be further subject to lock-up agreements, as described below.

The remaining 17,750,105 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 240,001 shares immediately after this offering assuming no exercise of the underwriters’ overallotment option, based on the number of shares of common stock outstanding as of June 30, 2011; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

All of our directors and officers and substantially all of our stockholders have signed lock-up agreements under which they have agreed not to sell, transfer, or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC for a period of 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus. The holders of approximately 97.3% of our outstanding shares of common stock have executed lock-up agreements. These agreements are described below under “Underwriting.”

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately          shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options or other awards outstanding or reserved for issuance under our 2005 Stock Incentive Plan and our 2011 Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above, and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Executive Compensation—Employee Benefit and Stock Plans.”

MATERIAL U.S. FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income and estate tax consequences relating thereto, nor does it address any gift tax consequences or any tax consequences arising under any state, local, or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the U.S. federal income and estate tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE INVESTOR. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY INVESTOR FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

Distributions on Our Common Stock

If we make distributions on our common stock (other than certain pro rata distributions of our common stock), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first be applied against and reduce a holder’s tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Disposition of Our Common Stock” below.

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the U.S., and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, attributable to a fixed base or permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty with respect to a distribution generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S., and if required by an applicable income tax treaty, attributable to a fixed base or permanent establishment maintained by the non-U.S. holder in the U.S.;

•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our common stock constitutes a “U.S. real property interest” by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided that the non-U.S. holder has timely filed a U.S. federal income tax return with respect to such losses.

While we believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, if we should at some point become a USRPHC, gain described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise.

Recent Legislation Relating to Foreign Entities

Recently enacted legislation will impose withholding taxes on certain types of payments made to “foreign financial institutions” (as defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting, and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign banks, custodial agents, intermediaries, and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations (including substantial information regarding U.S. account holders of such institution) or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders, and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
William Blair & Company, L.L.C.
Canaccord Genuity Inc.
Oppenheimer & Co. Inc.
Pacific Crest Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. After the initial offering, the public offering price, concession, or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts to be paid by:	$	$	$
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of this offering, not including the underwriting discounts, are estimated at $2,700,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 937,500 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to           shares offered by this prospectus for sale to some of our directors, officers, and existing holders of our preferred stock. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, the selling stockholders, our executive officers and directors, and certain of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell, or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right, or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash, or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Market Listing

We expect our common stock to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “CARB.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders, and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market, or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale, and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email. In addition, certain of the underwriters or securities dealers may facilitate internet distribution for this offering to certain of their internet subscription customers. Certain of the underwriters or securities dealers may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the internet websites maintained by certain of the underwrites or securities dealers. Other than the prospectus in electronic format, none of the information on the respective websites of the underwriters or securities dealers is part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice To Prospective Investors In The European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of this offering contemplated by this Prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by the Company or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each representative has represented and agreed that:

A.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (2000), or FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

B.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in

Switzerland. Neither this document nor any other offering or marketing material relating to the Shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company, or the Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us and the selling stockholders by this prospectus will be passed upon for us and the selling stockholders by Foley & Lardner LLP, Boston, Massachusetts. Lawyers in Foley & Lardner LLP own an aggregate of 202,251 shares of our common stock as of June 30, 2011. The underwriters are being represented by Davis Polk & Wardwell LLP, Menlo Park, California, in connection with this offering.

EXPERTS

The consolidated financial statements of Carbonite, Inc. at December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities (located at the address set forth above) and the website of the SEC referred to above. We also maintain a website at www.carbonite.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Through and including          (the 25th day after the date of this prospectus), U.S. federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDEX TO FINANCIAL STATEMENTS OF

CARBONITE, INC.

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010 and June 30, 2011 (unaudited) and Pro Forma Consolidated Balance Sheet as of June 30, 2011 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2008, 2009 and 2010 and the Six Months Ended June 30, 2010 (unaudited) and 2011 (unaudited)	F-4
Consolidated Statements of Redeemable and Convertible Preferred Stock, Stockholders’ Deficit, and Other Comprehensive Loss for the Years Ended December 31, 2008, 2009, and 2010, the Six Months Ended June 30, 2011 (unaudited) and Pro Forma Six Months Ended June 30, 2011 (unaudited)
F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009, and 2010 and the Six Months Ended June 30, 2010 (unaudited) and 2011 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Carbonite, Inc.

We have audited the accompanying consolidated balance sheets of Carbonite, Inc. (the Company) as of December 31, 2009 and 2010, and the related statements of operations, redeemable and convertible preferred stock, stockholders’ deficit, and other comprehensive loss and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carbonite, Inc. at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Boston, Massachusetts
March 31, 2011

Carbonite, Inc.

Consolidated Balance Sheets

	December 31,		June 30, 2011
	2009	2010	Actual	Pro Forma
			(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)

ASSETS
Current assets:
Cash	$28,276	$13,855	$16,243	$16,243
Short-term investments	6,739	10,000	—	—
Accounts receivable (net of reserves of $33, $17, and $19 at December 31, 2009, 2010, and June 30, 2011, respectively)	601	644	749	749
Prepaid expenses and other current assets	516	551	1,320	1,320

Total current assets	36,132	25,050	18,312	18,312
Property and equipment, net	10,228	15,818	19,505	19,505
Other assets	73	73	77	77
Long-term assets	—	—	1,772	1,772
Acquired intangible assets, net	—	—	1,190	1,190
Goodwill	—	—	1,514	1,514

Total assets	$46,433	$40,941	$42,370	$42,370

LIABILITIES, REDEEMABLE AND CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$2,485	$4,868	$2,577	$2,577
Accrued expenses	3,411	3,947	5,764	5,764
Current portion of deferred revenue	17,641	28,616	35,419	35,419

Total current liabilities	23,537	37,431	43,760	43,760
Deferred revenue, net of current portion	5,503	10,106	13,893	13,893
Deferred rent, net of current portion	91	215	282	282
Warrant liability	18	82	101	—
Commitments and contingencies (Note 10)
Redeemable and convertible preferred stock:
Redeemable convertible preferred stock; Series A-2, $0.01 par value; 506,646 shares authorized and 502,874 shares issued and outstanding at December 31, 2009 and 2010 and June 30, 2011 (actual), at redemption value; no shares authorized or issued and outstanding, pro forma.	4,194	4,404	4,509	—
Convertible preferred stock; $0.01 par value; 4,062,540 shares authorized and 3,969,649 and 3,991,617 shares issued and outstanding at December 31, 2009 and 2010 and June 30, 2011 (actual), respectively (liquidation value of $69,310, $73,931, and $75,850 at December 31, 2009, and 2010, and June 30, 2011 (actual), respectively); no shares authorized or issued and outstanding, pro forma.	63,576	64,326	64,326	—
Stockholders’ deficit:
Common stock, $0.01 par value; 21,539,370 shares authorized; 4,266,078, 4,526,603 and 5,150,159 shares issued and outstanding at December 31, 2009, and 2010, and June 30, 2011 (actual), respectively, and 18,633,632 shares at June 30, 2011 (pro forma)	43	45	51	186
Additional paid-in capital	1,303	2,134	3,363	71,155
Accumulated deficit	(51,832)	(77,805)	(87,899)	(86,890)
Treasury stock, at cost (2,009 shares at June 30, 2011)	—	—	(22)	(22)
Accumulated other comprehensive income	—	3	6	6

Total stockholders’ deficit	(50,486)	(75,623)	(84,501)	(15,565)

Total liabilities, redeemable and convertible preferred stock, and stockholders’ deficit	$46,433	$40,941	$42,370	$42,370

The accompanying notes are an integral part of these consolidated financial statements.

Carbonite, Inc.

Consolidated Statements of Operations

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)

Revenue	$8,202	$19,114	$38,563	$16,685	$27,242
Cost of revenue	4,273	8,954	16,284	7,449	10,311

Gross profit	3,929	10,160	22,279	9,236	16,931
Operating expenses:
Research and development	4,663	6,210	10,868	4,973	7,710
General and administrative	2,389	2,485	4,209	2,033	2,878
Sales and marketing	14,729	21,067	33,098	16,464	16,358

Total operating expenses	21,781	29,762	48,175	23,470	26,946

Loss from operations	(17,852)	(19,602)	(25,896)	(14,234)	(10,015)
Interest income	413	391	207	133	58
Interest expense	—	—	(64)	(13)	(27)
Other income (expenses), net	—	(14)	(10)	1	(5)

Net loss	(17,439)	(19,225)	(25,763)	(14,113)	(9,989)

Accretion of redeemable convertible preferred stock	(210)	(210)	(210)	(105)	(105)

Net loss attributable to common stockholders	$(17,649)	$(19,435)	$(25,973)	$(14,218)	$(10,094)

Net loss attributable to common stockholders per share—basic and diluted	$(4.61)	$(4.78)	$(5.90)	$(3.26)	(2.02)

Weighted-average number of common shares used in computing net loss per share—basic and diluted	3,828,073	4,065,230	4,399,137	4,367,982	5,009,565
Pro forma net loss attributable to common stockholders per share—basic and diluted (unaudited)			$(1.44)		$(0.54)

Pro forma weighted-average number of common shares used in computing net loss per share—basic and diluted (unaudited)			17,882,610		18,493,038

The accompanying notes are an integral part of these consolidated financial statements.

Carbonite, Inc.

Consolidated Statements of Redeemable and Convertible Preferred Stock, Stockholders’ Deficit, and Other Comprehensive Loss

	Series A-2 Redeemable
	Convertible Preferred		Convertible Preferred							Accumulated
	Stock		Stock		Common Stock		Additional			Other	Total
	Number of		Number of		Number of		Paid-in	Accumulated	Treasury	Comprehensive	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Stock	Loss	Deficit	Loss
	(in thousands, except share amounts)
Balance at December 31, 2007	502,874	$3,774	2,243,248	$23,209	3,771,672	$38	$387	$(14,748)	$—	$—	$(14,323)
Exercise of warrants	—	—	—	—	104,046	1	20	—	—	—	21
Issuance of Series C convertible preferred stock	—	—	1,162,579	21,194	—	—	—	—	—	—	—
Stock options exercised (unaudited)	—	—	—	—	102,486	1	51	—	—	—	52
Accretion of redeemable convertible preferred stock to redemption value	—	210	—	—	—	—	—	(210)		—	(210)
Share-based compensation expense	—	—	—	—	—	—	203	—	—	—	203
Comprehensive loss:									—
Net loss	—	—	—	—	—	—	—	(17,439)	—	—	(17,439)	$(17,439)

Total comprehensive loss												$(17,439)

Balance at December 31, 2008	502,874	3,984	3,405,827	44,403	3,978,204	40	661	(32,397)	—	—	(31,696)
Issuance of common stock	—	—	—	—	55,500	1	70	—	—	—	71
Issuance of Series D convertible preferred stock, net of issuance costs of $76,331	—	—	563,822	19,173	—	—	—	—		—	—
Stock options exercised	—	—	—	—	232,374	2	182	—	—	—	184
Accretion of redeemable convertible preferred stock to redemption value	—	210	—	—	—	—	—	(210)	—	—	(210)
Share-based compensation expense	—	—	—	—	—	—	390	—	—	—	390
Comprehensive loss:									—
Net loss	—	—	—	—	—	—	—	(19,225)	—	—	(19,225)	$(19,225)

Total comprehensive loss												$(19,225)

Balance at December 31, 2009	502,874	4,194	3,969,649	63,576	4,266,078	43	1,303	(51,832)	—	—	(50,486)
Issuance of Series D convertible preferred stock	—	—	21,968	750	—	—	—	—	—	—	—
Stock options exercised	—	—	—	—	260,525	2	289	—	—	—	291
Accretion of redeemable convertible preferred stock to redemption value	—	210	—	—	—	—	—	(210)	—	—	(210)
Share-based compensation expense	—	—	—	—	—	—	542	—	—	—	542
Comprehensive loss:									—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	3	3	3
Net loss	—	—	—	—	—	—	—	(25,763)	—	—	(25,763)	$(25,763)

Total comprehensive loss												$(25,760)

Balance at December 31, 2010	502,874	4,404	3,991,617	64,326	4,526,603	45	2,134	(77,805)	—	3	(75,623)
											—
Stock options exercised	—	—	—	—	625,565	6	719	—	—	—	725
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	105	—	—	—	—	—	(105)	—	—	(105)
Share-based compensation expense (unaudited)	—	—	—	—	—	—	510	—	—	—	510
Repurchase of common stock (unaudited)	—	—	—	—	(2,009)	—	—	—	(22)	—	(22)
Comprehensive loss:
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	—	3	3	3
Net loss (unaudited)	—	—	—	—	—	—	—	(9,989)	—	—	(9,989)	(9,989)

Total comprehensive loss (unaudited)												(9,986)

Balance at June 30, 2011 (unaudited)	502,874	4,509	3,991,617	64,326	5,150,159	51	3,363	(87,899)	(22)	6	(84,501)
Conversion of redeemable and convertible preferred stock into common stock (unaudited)	(502,874)	(4,509)	(3,991,617)	(64,326)	13,483,473	135	67,691	1,009	—	—	68,835
Reclassification of a warrant to purchase shares of redeemable and convertible preferred stock into a warrant to purchase common stock	—	—	—	—	—	—	101	—		—	101

Pro forma June 30, 2011 (unaudited)	—	$—	—	$—	18,633,632	$186	$71,155	$(86,890)	$(22)	$6	$(15,565)

The accompanying notes are an integral part of these consolidated financial statements.

Carbonite, Inc.

Consolidated Statements of Cash Flows

				Six Months Ended
	Years Ended December 31,			June 30,
	2008	2009	2010	2010	2011
				(unaudited)	(unaudited)
	(in thousands)

Operating activities
Net loss	$(17,439)	$(19,225)	$(25,763)	$(14,113)	$(9,989)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,481	2,977	5,060	2,240	3,538
Share-based compensation expense	203	390	542	272	552
Warrant remeasurement	—	—	64	13	19
Changes in assets and liabilities, net of acquisition:
Accounts receivable	(120)	(352)	(43)	(749)	(104)
Prepaid expenses and other current assets	21	129	(35)	(223)	(757)
Other assets	(19)	(5)	—	—	(1,412)
Accounts payable	1,183	354	2,383	1,173	(2,575)
Accrued expenses	1,119	952	530	76	1,478
Deferred rent	—	91	131	38	67
Deferred revenue	5,866	13,743	15,579	7,550	10,004

Net cash provided by (used in) operating activities	(7,705)	(946)	(1,552)	(3,723)	821
Investing activities
Purchases of property and equipment	(4,704)	(7,099)	(10,652)	(4,376)	(7,190)
Proceeds from short-term investments	4,025	22,732	6,808	1,947	10,000
Purchases of short-term investments	(25,114)	(8,382)	(10,069)	(5,067)	—
Payment for acquisition, net of cash acquired	—	—	—	—	(1,949)

Net cash provided by (used in) investing activities	(25,793)	7,251	(13,913)	(7,496)	861
Financing activities
Proceeds from issuance of preferred stock, net of issuance costs	21,194	19,173	750	750	—
Proceeds from exercise of stock options	52	184	291	155	725
Proceeds from exercise of warrants	21	—	—	—	—
Proceeds from issuance of common stock	—	71	—	—	—
Repurchase of common stock	—	—	—	—	(22)

Net cash provided by financing activities	21,267	19,428	1,041	905	703

Effect of currency exchange rate changes on cash	—	—	3	—	3
Net increase (decrease) in cash	(12,231)	25,733	(14,421)	(10,314)	2,388
Cash, beginning of period	14,774	2,543	28,276	28,276	13,855

Cash, end of period	$2,543	$28,276	$13,855	$17,962	$16,243

Non cash investing and financing activities
Accretion of redeemable convertible preferred stock	$210	$210	$210	$105	$105

The accompanying notes are an integral part of these consolidated financial statements.

Carbonite, Inc.

Notes to Consolidated Financial Statements
(Information as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 is unaudited)

1.	Nature of Business

Carbonite, Inc. (the Company) was incorporated in the state of Delaware on February 10, 2005, and focuses on the development and marketing of personal computer backup software that enables users to backup, access, and restore data files online.

The Company is subject to a number of risks similar to those of other companies at its stage of development, including competition from established companies, the need for development of commercially viable services, and the need to obtain adequate financing necessary to fund future growth.

The Company has generated an accumulated deficit as of June 30, 2011, of approximately $87.9 million since inception. At June 30, 2011, the Company believes that its cash totaling approximately $16.2 million are sufficient to fund operations through at least the next 12 months.

The Company has evaluated subsequent events after the balance sheet date of June 30, 2011 through July 25, 2011.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if past experience or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet as of June 30, 2011 reflects the conversion of all outstanding shares of redeemable and convertible preferred stock to common stock, and the conversion of a warrant for redeemable and convertible preferred stock to a warrant for common stock, to occur upon the closing of the Company’s proposed public offering. Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding after giving pro forma effect of the conversion of all redeemable and convertible preferred stock during the year ended December 31, 2010 and the six months ended June 30, 2011 into shares of the Company’s common stock as if such conversion had occurred at the date of original issuance. Upon conversion of the redeemable and convertible preferred stock into shares of the

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

Company’s common stock, the holders of the redeemable and convertible preferred stock are not entitled to receive undeclared dividends. Accordingly, the impact of the accretion of unpaid and undeclared dividends has not been reflected in the pro forma weighted average shares used to compute pro forma net loss per share.

Unaudited Interim Financial Statements

The accompanying unaudited June 30, 2011 consolidated balance sheet, the consolidated statements of operations and cash flows for the six months ended June 30, 2010 and 2011, and the consolidated statements of redeemable and convertible preferred stock, stockholders’ deficit, and other comprehensive loss for the six months ended June 30, 2011 and the related interim information contained within the notes to the consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and the notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of the Company’s financial position at June 30, 2011 and results of its operations and its cash flows for the six months ended June 30, 2010 and 2011. The results for the six months ended June 30, 2011 are not necessarily indicative of future results.

Translation of Foreign Currencies

The financial statements of the Company’s foreign subsidiary in China are translated into U.S. dollars. The functional currency of the Company’s foreign subsidiary is its local currency. The Company translates the assets and liabilities of its foreign subsidiary at the exchange rates in effect at year-end. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are recorded to accumulated other comprehensive income (loss) included in stockholders’ deficit. Gains and losses arising from transactions denominated in foreign currencies are primarily related to intercompany accounts that have been determined to be temporary in nature. During the year ended December 31, 2010 and the six months ended June 30, 2011, the Company had foreign currency transaction losses of approximately $5,927 and $3,604 included in other expenses, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalent and short-term investment balances with high-quality financial institutions and, consequently, the Company believes that such funds are subject to minimal credit risk. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those financial instruments are held.

The Company sells its services primarily to individual and commercial customers. Payment for the majority of the Company’s sales occurs via credit card. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable. As of December 31, 2008, 2009, 2010 and June 30, 2011 and for the years and the six month period then ended, respectively, there were no customers that represented 10% or more of accounts receivable or revenue.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

Revenue Recognition

The Company derives revenue from online backup subscription services. These services are standalone independent service solutions, which are generally contracted for a one- to three-year term. Subscription arrangements include access to use the Company’s software via the internet. The Company recognizes revenue in accordance with the Financial Accounting Standards Codification (ASC) 605-10, Overall Revenue Recognition. Subscription revenue is recognized ratably on a daily basis upon activation over the subscription period, when persuasive evidence of an arrangement with a customer exists, the subscription period has been activated, the price is fixed or determinable, and collection is reasonably assured. Deferred revenues represent payments received from customers for subscription services prior to recognizing the revenue related to those payments.

Cash, Cash Equivalents, and Short-Term Investments

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. The Company’s short-term investments consist of bank certificates of deposit with maturities greater than three months but less than one year.

The Company reviews its investments for other-than-temporary impairment whenever evidence indicates that an investment’s carrying amount is not recoverable within a reasonable period of time. There were no other-than-temporary impairments during the years ended December 31, 2008, 2009, 2010 and the six months ended June 30, 2011.

Property and Equipment

Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Classification	Estimated Useful Life

Computer equipment	2 – 4 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or remaining life of lease

Impairment of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the recoverability of these assets is considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its estimated fair value. The Company has not identified any impairment of its long-lived assets as of December 31, 2008, 2009, 2010 or June 30, 2011.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

Goodwill and Acquired Intangible Assets

The Company records goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. The Company performs its annual assessment for impairment of goodwill on November 30 and has determined that there is a single reporting unit for the purpose of conducting this annual goodwill impairment assessment. For purposes of assessing potential impairment, the Company annually estimates the fair value of the reporting unit (based on the Company’s market capitalization) and compares this amount to the carrying value of the reporting unit (as reflected by the Company’s total stockholders’ equity). If the Company determines that the carrying value of the reporting unit exceeds its fair value, an impairment charge would be recorded.

Intangible assets acquired in a business combination are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition. As the pattern of consumption of the economic benefits of the intangible assets cannot be reliably determined, the Company amortizes acquired intangible assets over their estimated useful lives on a straight-line basis.

In June 2011, the Company acquired substantially all of the assets of Phanfare, Inc., for $1.9 million, net of cash acquired, and the assumption of certain liabilities. Phanfare’s service enables users to create, maintain, and share online photo and video albums. The Company will continue to employ Phanfare’s five employees at its current location in Princeton, New Jersey.

The acquisition of Phanfare has been accounted for as a purchase of a business and, accordingly, the total purchase price has been allocated to the tangible and identifiable intangible assets acquired and the net liabilities assumed based on their respective fair values on the acquisition date. As a result of the acquisition of Phanfare, the Company recorded goodwill in the amount of $1.5 million and identifiable intangible assets of $1.2 million, which was comprised of $880 thousand related to developed technology, $180 thousand related to customer relationship and $150 related to non-compete agreements. The overall weighted-average life of the identified intangible assets acquired in the purchase of Phanfare was 4.7 years. These identified intangible assets will be amortized on a straight-line basis over their estimated useful lives.

The results of operation for the Company’s acquisitions were not material for the periods presented.

Research and Development Costs

Research and development costs are expensed as incurred.

The Company follows the guidance of ASC 350-40, Internal Use Software and ASC 350-50, Website Development Costs, in accounting for its software and website development costs. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. The Company has determined that technological feasibility is established at the time that a scalable working model of the application is complete. Because the Company believes its current process for developing applications is essentially completed concurrent with the establishment of technological feasibility, no costs have been capitalized to date. These costs are included in the accompanying statements of operations as research and development expense.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

Advertising Expenses

The Company expenses advertising costs as incurred. During the years ended December 31, 2008, 2009, and 2010, the Company incurred approximately $7.6 million, $10.8 million, and $23.6 million of advertising expense, respectively, which is included in sales and marketing expense in the accompanying statements of operations.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company specifically analyzes historical bad debts, the aging of the accounts receivable, creditworthiness, and current economic trends, to evaluate the allowance for doubtful accounts. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted, and the potential for recovery is considered remote.

Accounts receivable allowance activity consisted of the following for the years ended December 31, 2008, 2009, and 2010 and the six month period ended June 30, 2011 (in thousands):

	Beginning	Additions/		Ending
	Balance	(Adjustments)	Write-Offs	Balance

June 30, 2011 (Unaudited)	$17	$2	$0	$19

2010	$33	$(16)	$—	$17

2009	$87	$6	$(60)	$33

2008	$1	$86	$—	$87

Income Taxes

The Company provides for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Comprehensive Income (Loss)

All components of comprehensive income (loss) are required to be disclosed in the consolidated financial statements. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from nonowner sources. Accumulated other comprehensive income consists entirely of foreign currency translation adjustments for all periods.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

Net Loss per Share

The Company calculates basic and diluted net loss per common share by dividing the net loss adjusted for the dividend on the redeemable convertible preferred stock by the weighted average number of common shares outstanding during the period. The Company has excluded (a) all unvested restricted shares that are subject to repurchase and (b) the Company’s other potentially dilutive shares, which include redeemable and convertible preferred stock, warrant for redeemable convertible preferred stock, and outstanding common stock options, from the weighted average number of common shares outstanding as their inclusion in the computation for all periods would be anti-dilutive due to net losses. The Company’s redeemable and convertible preferred stock are participating securities as defined by ASC 260-10, Earnings Per Share, but are excluded from the earnings per share calculation as they do not have an obligation to share in the Company’s net losses.

The following potentially dilutive common shares have been excluded from the computation of diluted weighted-average shares outstanding as of December 31, 2008, 2009, 2010 and June 30, 2010 and 2011, as they would be anti-dilutive:

				Six Months Ended
	Years Ended December 31,			June 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)

Redeemable and convertible preferred stock	11,726,103	13,417,569	13,483,473	13,483,473	13,483,473
Options to purchase common stock	2,165,241	2,597,865	2,472,848	2,475,473	2,037,410
Restricted Shares	10,011	46,500	27,000	37,500	18,000
Warrant	11,316	11,316	11,316	11,316	11,316

Total	13,912,671	16,073,250	15,994,637	16,007,762	15,550,199

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of all redeemable and convertible preferred stock during the year ended December 31, 2010 and the six months ended June 30, 2011 into shares of the Company’s common stock, as if such conversion had occurred as of the date of original issuance. The impact of the accretion of unpaid and undeclared dividends has not been reflected in the pro forma weighted average shares used to compute pro forma net loss per share as the redeemable and convertible preferred stock are not entitled to receive undeclared dividends upon such conversion.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands except share and per share amounts):

	Fiscal Year Ended	Six Months Ended
	December 31,	June 30,
	2010	2011
		(unaudited)

Numerator
Net loss attributable to common stockholders	$(25,973)	$(10,094)
Accretion of redeemable convertible preferred stock	210	105

Pro forma net loss	$(25,763)	(9,989)

Denominator
Weighted-average number of common shares used in computing net loss per share—basic and diluted	4,399,137	5,009,565
Adjustment for assumed conversion of redeemable convertible preferred stock	13,483,473	13,483,473

Weighted-average number of common shares used in computing pro forma net loss—basic and diluted	17,882,610	18,493,038

Pro forma net loss per share—basic and diluted	$(1.44)	$(0.54)

Segment Information

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment. The Company does not disclose geographic information for revenue and long-lived assets as revenue and long-lived assets located outside the United States do not exceed 10% of total revenue and total assets.

Accounting for Stock-Based Compensation

Stock-based compensation is recognized as an expense in the financial statements based on the grant date fair value. Compensation expense recognized relates to stock awards, restricted stock and stock options granted, modified, repurchased, or cancelled on or after January 1, 2006. For awards that vest based on service conditions, the Company uses the straight-line method to allocate compensation expense to reporting periods over the requisite service period. The grant date fair value of options granted is calculated using the Black-Scholes option-pricing model, which requires the use of subjective assumptions including volatility, expected term and the fair value of the underlying common stock, among others.

The Company records the expense of services rendered by nonemployees based on the fair value of services or the estimated fair value of the stock option using the Black-Scholes option-pricing model, whichever is more readily determinable. The fair value of nonemployee awards is remeasured at each reporting period and expensed over the vesting term of the underlying stock options.

Recently Issued and Adopted Accounting Standards

In September 2009, the FASB ratified ASU 2009-13, Revenue Arrangements with Multiple Deliverables, which modifies the objective-and-reliable-evidence-of-fair-value threshold as it relates to

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

assigning value to specific deliverables in a multiple-element arrangement. This authoritative guidance allows the use of an estimated selling price for undelivered elements for purposes of separating elements included in multiple-element arrangements and allocating arrangement consideration when neither VSOE nor acceptable third-party evidence of the selling price of the undelivered element are available. Additionally, the FASB ratified ASU 2009-14, Certain Revenue Arrangements that Include Software Elements, which provides that tangible products containing software components and non-software components that function together to deliver the product’s essential functionality should be considered non-software deliverables, and therefore, will no longer be within the scope of the revenue recognition guidance. The Company adopted both FASB updates as of January 1, 2011. The adoption of these standards did not have an impact on the Company’s financial position or results of operations.

3.	Property and Equipment

Property and equipment consists of the following at December 31, 2009 and 2010 and at June 30, 2011 (in thousands):

	December 31,		June 30,
	2009	2010	2011
			(Unaudited)

Computer equipment	$14,704	$24,420	$30,822
Software	225	650	1,277
Furniture and fixtures	196	302	385
Leasehold improvements	180	277	370
Total property and equipment	15,305	25,649	32,854
Less accumulated depreciation	(5,077)	(9,831)	(13,349)

Property and equipment, net	$10,228	$15,818	$19,505

Depreciation expenses were $1.5 million, $3.0 million, and $5.1 million for the years ended December 31, 2008, 2009, and 2010, respectively. Depreciation expenses for the six months ended June 30, 2010 and 2011 were $2.2 million and $3.5 million, respectively.

4.	Fair Value of Financial Instruments

As defined in ASC 820, Fair Value Measurements and Disclosures, (ASC 820) fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Other inputs that are observable directly or indirectly, such as quoted prices for similar assets and liabilities or market corroborated inputs.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

Level 3:  Unobservable inputs are used when little or no market data is available, which requires the Company to develop its own assumptions about how market participants would value the assets or liabilities. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible in its assessment of fair value.

Refer to Note 7 for preferred stock warrant liability.

5.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,		June 30,
	2009	2010	2011
			(Unaudited)

Accrued compensation	$1,281	$1,501	$1,017
Accrued media spend	1,064	1,410	2,521
Accrued other expenses	1,066	1,036	2,226

Total accrued expenses	$3,411	$3,947	$5,764

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

6.	Redeemable and Convertible Preferred Stock

The Company’s Redeemable and Convertible Preferred Stock consists of the following (in thousands, except share and per share amounts):

	December 31,		June 30,
	2009	2010	2011
			(Unaudited)

Redeemable convertible preferred stock:
Series A-2, $0.01 par value; 506,646 shares authorized, 502,874 shares issued and outstanding, at redemption value (liquidation value of approximately $4.2 million, $4.4 million, and $4.5 million at December 31, 2009 and 2010 and June 30, 2011, respectively)	$4,194	$4,404	$4,509

Convertible preferred stock:
Series A, $0.01 par value; 421,210 shares authorized, issued, and outstanding (liquidation value of approximately $2.3 million, $2.4 million, and $2.5 million at December 31, 2009 and 2010 and June 30, 2011, respectively)	$1,793	$1,793	$1,793
Series A-1, $0.01 par value; 194,319 shares authorized, issued, and outstanding (liquidation value of approximately $1.1 million at December 31, 2009 and 2010 and June 30, 2011, respectively)	815	815	815
Series B, $0.01 par value; 1,259,319 shares authorized, issued, and outstanding (liquidation value of approximately $17.7 million, $18.6 million, and $19.1 million at December 31, 2009 and 2010 and June 30, 2011, respectively)	15,200	15,200	15,200
Series B-2, $0.01 par value; 395,100 shares authorized and 368,400 shares issued and outstanding (liquidation value of approximately $6.1 million, $6.4 million and $6.5 million at December 31, 2009 and 2010 and June 30, 2011, respectively)	5,401	5,401	5,401
Series C, $0.01 par value; 1,206,802 shares authorized and 1,162,579 shares issued and outstanding (liquidation value of approximately $22.9 million, $24.2 million and $24.8 million at December 31, 2009 and 2010 and June 30, 2011, respectively)	21,194	21,194	21,194
Series D, $0.01 par value; 585,790 shares authorized and 563,822 and 585,790 shares issued and outstanding (liquidation value of approximately $19.3 million, $21.2 million and $21.8 million at December 31, 2009 and 2010 and June 30, 2011, respectively)	19,173	19,923	19,923

	$63,576	$64,326	$64,326

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

Series A, A-1, A-2, B, B-2, C, and D Financing

In 2005, the Company issued 421,210 shares of its $0.01 par value, Series A convertible preferred stock (Series A) at $4.38 per share for total gross proceeds of approximately $1.8 million, net of issuance costs of $52 thousand.

In December 2005 and January 2006, the Company issued 145,662 shares and 48,657 shares, respectively of its $0.01 par value, Series A-1 convertible preferred stock (Series A-1) at $4.38 per share for total gross proceeds of approximately $0.6 million and $0.2 million, respectively, net of issuance costs of $31 thousand and $5 thousand respectively.

In September 2006, the Company issued 502,874 shares of its $0.01 par value, Series A-2 redeemable convertible preferred stock (Series A-2) at $6.96 per share for total proceeds of approximately $3.5 million.

In April 2007, the Company issued 1,259,319 shares of its $0.01 par value, Series B convertible preferred stock (Series B) at $12.07 per share for total proceeds of approximately $15.2 million.

In December 2007, the Company issued 368,400 shares of its $0.01 par value, Series B-2 convertible preferred stock (Series B-2) at $14.66 per share for total proceeds of approximately $5.4 million.

In August and November 2008, the Company issued 1,162,579 shares of its $0.01 par value, Series C convertible preferred stock (Series C) at $18.23 per share for total proceeds of approximately $21.2 million.

In December 2009 and January 2010, the Company issued 563,822 and 21,968 shares of its $0.01 par value, Series D convertible preferred stock (Series D) at $34.14 per share for total gross proceeds of approximately $19.2 million and $0.8 million, respectively, net of issuance expenses of $76 thousand.

The rights, privileges, and preferences of the Series A, Series A-1, Series A-2, Series B, Series B-2, Series C, and Series D convertible preferred stock (collectively, the Preferred Stock), are as follows:

Voting

Each holder of Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s Preferred Stock is then convertible.

Dividends

The holders of Preferred Stock shall be entitled to receive, out of funds lawfully available, dividends, when, as and if they may be declared by the Board, at an annual rate per share, without compounding, equal to 6% of the original purchase price. Dividends accrue, whether or not declared, are cumulative and are payable upon the occurrence of a liquidation event for all Preferred Stock, as well as upon redemption for Series A-2. Therefore dividends have been accreted on the Series A-2 such that it is presented at redemption value. Such dividends are payable in preference and priority to any declaration or payment of any dividend on common stock. Dividend payments shall be made to the holders of the Preferred Stock on a pro rata basis, except that Series A-2, Series B, and Series B-1 shall have preference over Series A and Series A-1. No dividends have been declared as of June 30, 2011.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

Liquidation, Dissolution or Winding Up

In the event of any liquidation or winding up of the Company, the holders of the Series D shall be entitled to receive, in preference to the holders of the common stock, Series A, Series A-1, Series A-2, Series B, Series B-2, and Series C, a per share amount equal to their original purchase price plus all accrued and unpaid dividends. Thereafter, the holders of the Series C shall be entitled to receive, in preference to the holders of the common stock, Series A, Series A-1, Series A-2, Series B, and Series B-2, a per share amount equal to their original purchase price plus all accrued and unpaid dividends. Thereafter, the holders of the Series B and Series B-2, on a pari passu basis, shall be entitled to receive, in preference to the holders of the common stock, Series A, Series A-1, and Series A-2, a per share amount equal to their original purchase price plus all accrued and unpaid dividends. Thereafter, the holders of the Series A-2 shall be entitled to receive, in preference to the holders of common stock, Series A, and Series A-1, an amount equal to their original purchase price plus all accrued and unpaid dividends. Thereafter, the Series A and Series A-1 shall be entitled to receive, in preference to the holders of common stock, an amount equal to their original purchase price plus all accrued and unpaid dividends. The remaining assets shall be distributed ratably to the holders of the common stock. A merger, acquisition, sale of voting control, or sale of substantially all of the assets of the Company in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a liquidation.

As the Preferred Stock may become redeemable upon an event that is outside of the control of the Company, the value of the Preferred Stock has been classified outside of permanent equity.

Conversion

Voluntary

Any holder of Preferred Stock shall have the right at any time to convert any or all of such holder’s shares into a number of common shares as determined by multiplying the conversion rate by the number of shares of Preferred Stock being converted. The initial conversion rate for the Preferred Stock was 1 for 1 and increased to 1 for 3 in conjunction with the December 2009 3 for 1 common stock split. The conversion rate is subject to further adjustment in accordance with certain anti-dilution provisions that proportionately reduce the conversion rate on a weighted average basis for issuances of additional shares of stock (excluding underlying common stock issued upon the conversion of then outstanding Preferred Stock, stock options or warrants) for an effective price that is less than the conversion rate of the Preferred Stock.

Automatic

Shares of Series A, Series A-1, and Series A-2 shall automatically convert into common stock upon a qualified public offering, defined as a public offering under the Securities Act of 1933, covering the offer and sale of common stock for the account of the Company in which gross proceeds of at least $30 million, and a price per common share of at least five times the original issue price per share of such series of Preferred Stock, as adjusted for the 3 for 1 common stock split and subject to further adjustment for certain common stock events.

Shares of Series B, Series B-2, and Series C shall automatically convert into common stock upon a qualified public offering, defined as a public offering under the Securities Act of 1933, covering the offer and sale of common stock for the account of the Company in which gross proceeds of at least $40 million and a price per common share of at least $13.33 per share, which reflects adjustment for the 3 for 1 common stock split and is subject to further adjustment for certain common stock events.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Series D shall be automatically converted into common stock, at the then-applicable conversion price, (i) in the event that the holders of at least one-half of the outstanding Series D consent to such conversion, or (ii) upon the closing of a firmly underwritten public offering of shares of common stock of the Company in which the aggregate public offering price is for not less than $40 million (before deduction of underwriters’ commissions and expenses) and the price per share is not less than $14.67, which reflects adjustment for the 3 for 1 common stock split and is subject to further adjustment for certain common stock events.

Special Mandatory Conversion

If there is an equity financing that would result in a reduction of the conversion price of a series of Preferred Stock, and the majority of the holders of Preferred Stock have approved the equity financing and have not waived their rights of first refusal, then, in the event that any holder of Preferred Stock does not participate in such equity financing by purchasing such holder’s pro rata amount, then each share of Preferred Stock held by such holder shall automatically be converted into a newly created class of Preferred Stock, which shall be identical in all respects to the series of Preferred Stock then held by such nonparticipating holder, except that the conversion price shall be fixed immediately prior to the mandatory conversion date, and such conversion price shall be subject to no further adjustments.

Redemption

Holders of Series A-2 can elect to have their shares redeemed at any time after December 31, 2012, upon written request to the Company. The redemption amount shall be the original issue price, plus any accrued but unpaid dividends. The redemption shall occur 60 days after the request, with payments made in three annual installments. The maximum cumulative portion of shares redeemed shall be 33% on the first redemption date, 50% on the second redemption date, and 100% on the third redemption date. Each holder of Preferred Stock may elect to participate in such redemption if such a redemption request is made. No dividends have been declared as of June 30, 2011. Dividends have been accreted on the Series A-2 such that it is presented at redemption value.

Investor Rights

Pursuant to an investors’ rights agreement, the holders of the Company’s Preferred Stock have certain registration rights with regard to shares of common stock issuable to them upon conversion of their Preferred Stock. On not more than two occasions and subject to additional limitations, the holders of the Preferred Stock have the right to demand that the Company register the converted Preferred Stock pursuant to the Securities Act of 1933, as amended. Following the consummation of an initial public offering of the Company’s common stock and subject to certain limitations, the holders of Preferred Stock have the further right to demand that the Company register the converted Preferred Stock on Form S-3. Subject to certain limitations, the Company shall bear the fees, costs and expenses of these registrations, other than underwriting discounts and commissions. The Company is not required to settle such registration rights by delivery of registered shares or by a net cash settlement.

7.	Warrants

In October 2006, in connection with a commercial line of credit, the Company issued a warrant to purchase 3,772 shares of Series A-2 Preferred Stock at $6.96 per share (the Warrant). The Warrant is exercisable at any time from the date of issuance through expiration in October 2013. The Company valued the Warrant at the date of grant at $18 thousand, and recorded the fair value of the Warrant as a charge to interest expense. The Company remeasured the fair value of the Warrant each reporting period in accordance

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

with the provisions of ASC 480, Distinguishing Liabilities from Equity, resulting in a fair value of $82 thousand and $101 thousand as of December 31, 2010 and June 30, 2011, respectively. No portion of the Warrant has been exercised as of June 30, 2011. The Company has classified the fair value of the Warrant within other long-term liabilities.

8.	Stockholders’ Deficit

Stock Split

In December 2009, the Board of Directors and shareholders approved a 3 for 1 stock split of the Company’s common stock. As a result of this action, every common share (including all authorized, issued and outstanding common shares and all outstanding warrants and options to purchase common shares) was split into three common shares bearing the same par value. All of the Company’s authorized, issued, and outstanding common shares (including all outstanding warrants and options to purchase common shares) since inception, have been restated in these financial statements to reflect the effect of the common stock split.

Common Stock

The Company has reserved the following number of shares of common stock as of December 31, 2010 and June 30, 2011 for the potential conversion of Redeemable and Convertible Preferred Stock and the exercise of stock options and a warrant:

	December 31,	June 30,
	2010	2011
		(Unaudited)

Series A Convertible Preferred Stock	1,263,630	1,263,630
Series A-1 Convertible Preferred Stock	582,957	582,957
Series A-2 Redeemable and Convertible Preferred Stock	1,508,622	1,508,622
Series B Convertible Preferred Stock	3,777,957	3,777,957
Series B-2 Convertible Preferred Stock	1,105,200	1,105,200
Series C Convertible Preferred Stock	3,487,737	3,487,737
Series D Convertible Preferred Stock	1,757,370	1,757,370
Common stock options	2,472,848	2,037,410
Warrant	11,316	11,316

Total	15,967,637	15,532,199

Restricted Stock

In June 2009, the Company sold an aggregate of 72,000 shares of common stock at the fair value of $1.31 per share to independent members of the Board of Directors under restricted stock agreements in accordance with the terms of the Company’s 2005 Stock Incentive Plan (the 2005 Plan). During 2009, due to the departure of one board member, 18,000 of these shares were forfeited. The restricted stock vests ratably over three years from the grant date. In the event that a member of the Board of Directors ceases to serve on the Company’s Board of Directors for any reason, with or without cause, the Company has the right to repurchase some or all of the unvested shares at the fair values on the dates of issuance.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

The fair value of the restricted shares is based on the fair value of the Company’s common stock on the date of grant. Stock-based compensation expense related to restricted shares is recognized on a straight-line basis over the requisite service period. There are no performance-based measures.

Unvested share activity for the year ended December 31, 2010 and the six months ended June 30, 2011, is presented below:

		Weighted-
		Average Grant
		Date Fair Value
	Shares	per Share

Unvested shares outstanding at December 31, 2009	46,500	$0.00
Granted	—	—
Vested	(19,500)	0.00
Forfeited	—	—

Unvested shares outstanding at December 31, 2010	27,000	0.00

Granted (unaudited)	—	—
Vested (unaudited)	(9,000)	0.00
Forfeited (unaudited)	—	—

Unvested shares outstanding at June 30, 2011(unaudited)	18,000	$0.00

Stock Options

The Company’s 2005 Plan provides for granting of qualified incentive stock options, non-qualified stock options, restricted stock, or other awards to the Company’s employees, officers, directors, and outside consultants, up to an aggregate of 3,601,551 shares of the Company’s common stock. At December 31, 2010 and June 30, 2011, there were 456,395 and 266,268 shares, respectively, available for future grant under the 2005 Plan.

The Company has granted stock options at exercise prices no less than the fair market value of the common stock at the date of grant, as determined by the Board of Directors. The Company’s Board of Directors exercised judgment in determining the estimated fair value of the Company’s common stock on the date of grant based on a number of objective and subjective factors, including the Company’s operating and financial performance, external market conditions affecting the Company’s industry sector, an analysis of publicly traded peer companies, the prices at which it sold shares of convertible preferred stock, secondary transactions in the Company’s common stock, the superior rights and preferences of securities senior to the Company’s common stock at the time of each grant, and the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. For all stock options granted after March 31, 2006, the Company engaged an unrelated third-party valuation specialist to assist the Board of Directors and management in preparing contemporaneous valuation reports to document the fair value of the Company’s common stock.

As the Company’s common stock is not actively traded, the determination of fair value involves assumptions, judgments and estimates.

During the year ended December 31, 2009, the Company granted options for the purchase of 4,200 shares, respectively, to external consultants. No options were granted to external consultants in 2008 and 2010. The weighted-average grant date fair value of options granted to external consultants during the year

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

ended December 31, 2009, was $0.51. Grants made to external consultants vest over a period of one or two years, and the expense related to these options is being charged to share-based compensation expense over the vesting period of the options. The amount of share-based compensation expense that may be recognized for outstanding, unvested options as of December 31, 2010, was approximately $16 thousand. The amount of share-based compensation expense that will ultimately be recorded will depend on the remeasurement of the outstanding awards through their vesting date. This remaining compensation expense will be recognized over a weighted-average amortization period of 0.3 years at December 31, 2010.

Stock options granted to employees generally vest over a four-year period, and expire ten years from the date of grant. Certain option awards provide for accelerated vesting if there is a change of control, as defined in the 2005 Plan.

The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the fair value of stock options awards on the date of grant using an option-pricing model is affected by the Company’s stock price, as well as a number of complex and subjective variables. These variables include the expected term of the awards, the Company’s expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate, and expected dividends.

The assumptions used to estimate the fair value of the stock options using the Black-Scholes option-pricing model were as follows for the years ended December 31, 2008, 2009, and 2010 and for the six months ended June 30, 2011:

				Six Months
	Years Ended December 31,			Ended
	2008	2009	2010	June 30, 2011
				(Unaudited)

Weighted-average fair value of common stock	$0.53	$2.08	$7.32	$11.69
Risk-free interest rate	1.77% to 3.49%	2.09% to 3.04%	1.45% to 3.04%	2.40%
Expected dividend yield	—%	—%	—%	—%
Expected volatility	42%	70% to 74%	61% to 64%	53% - 62%
Expected term (in years)	5.5 to 6.1	5 to 6.1	6.1	6.1

Risk-Free Interest Rate

The Company bases the risk-free interest rate that it uses in the option valuation model on U.S. Treasury zero-coupon issues with remaining maturities similar to the expected term of the options.

Expected Dividend Yield

The Company has not paid, and does not anticipate paying, cash dividends on shares of common stock; therefore, the expected dividend yield is assumed to be zero in the option valuation model.

Expected Volatility

As there has been no public market for the Company’s common stock, the Company has determined the volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

using an average of the historical volatility measures of this peer group of companies for a period equal to the expected term of the option.

Expected Term

The Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. As a result, for stock option grants made during the years ended December 31, 2008, 2009, and 2010, and the six months ended June 30, 2011 the expected term was estimated using the “simplified method.” The simplified method is based on the average of the vesting tranches and the contractual life of each grant.

Forfeitures

The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures, and records stock-based compensation expense only for those awards that are expected to vest.

Share-based compensation is reflected in the consolidated statement of operations as follows for the years ended December 31, 2008, 2009, and 2010 and the six months ended June 30, 2010 and 2011 (in thousands):

				Six Months Ended
	Years Ended December 31,			June 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)

Cost of revenues	$16	$35	$45	$30	$87
Research and development	38	88	171	92	195
General and administrative	89	188	227	130	111
Sales and marketing	60	79	99	20	159

	$203	$390	$542	$272	$552

The following table summarizes stock options granted from January 1, 2010 through June 30, 2011:

	Number of	Per Share	Per Share	Per Share	Aggregate
	Shares	Exercise	Fair Value	Estimated	Estimated
	Underlying	Price	of Underlying	Fair Value	Fair Value
Option Grant Dates	Options Granted	of Options (1)	Common Stock	of Options (2)	of Options (2)

February 12, 2010	42,000	$4.77	$4.77	$2.63	$110,460
April 2, 2010	99,500	4.77	4.77	2.44	242,780
May 4, 2010	11,500	4.90	4.90	2.38	27,370
August 4, 2010	105,000	4.90	4.90	2.24	235,200
October 20, 2010	58,000	5.15	5.15	2.35	136,300
December 16, 2010	200,000	5.15	12.00	9.00	1,800,000
January 26, 2011 (unaudited)	12,000	11.10	12.00	7.27	87,240
April 27, 2011 (unaudited)	201,100	11.73	12.04	6.40	1,287,040

(1)	The per share exercise price of options is determined by the Company’s board of directors.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

(2)	As described above, the estimated fair value of options was estimated for the date of grant using the Black-Scholes option-pricing model.

The following table summarizes stock option activity under the 2005 Plan:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Number of	Price	Life	Value
	Shares	per Share	(In Years)	(in Thousands) (3)

Outstanding at December 31, 2009	2,597,865	$1.41	8.54
Granted	516,000	$4.99
Exercised	(260,525)	$1.12
Canceled	(380,492)	$1.88

Outstanding at December 31, 2010	2,472,848	$2.11	7.15	$22,222

Exercisable at December 31, 2010	1,200,226	$1.22	5.48	$11,857

Vested and expected to vest at December 31, 2010 (1)	2,464,921	$2.12	7.15	$22,142

Outstanding at December 31, 2010	2,472,848	$2.11	7.15
Granted (unaudited)	213,100	$11.69
Exercised (unaudited)	(625,565)	$1.16
Canceled (unaudited)	(22,973)	$3.88

Outstanding at June 30, 2011 (unaudited)	2,037,410	$3.39	7.10	$16,994

Exercisable at June 30, 2011 (unaudited)	833,573	$1.60	4.91	$8,447

Vested and expected to vest at June 30, 2011(2) (unaudited)	2,035,347	$3.39	7.10	$16,972

(1)	Represents the number of vested stock options as of December 31, 2010, plus the number of unvested stock options expected to vest as of December 31, 2010, based on the unvested stock options outstanding at December 31, 2010, adjusted for estimated forfeitures.

(2)	Represents the number of vested stock options as of June 30, 2011, plus the number of unvested stock options expected to vest as of June 30, 2011, based on the unvested stock options outstanding at June 30, 2011, adjusted for estimated forfeitures.

(3)	The aggregate intrinsic value is calculated as the positive difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock on December 31, 2010 and June 30, 2011, respectively.

The weighted-average grant date fair value of options granted to employees during the years ended December 31, 2008, 2009, and 2010 and the six months ended June 30, 2011, was $0.53, $2.08, $4.68, and $6.18 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009, and 2010 and the six months ended June 30, 2011, was approximately $0.08 million, $0.1 million, $1.2 million, and $6.3 million, respectively.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2010 and June 30, 2011, there were approximately $2.9 million and $3.6 million of unrecognized share-based compensation cost, net of estimated forfeitures, respectively, related to unvested stock options which is expected to be recognized over a weighted-average period of 3.48 and 3.27 years, respectively. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

Incentive Unit Agreements

In April 2011, the Company’s Board of Directors authorized its subsidiary in China to enter into Incentive Unit Agreements pursuant to an Incentive Unit Plan providing up to an aggregate of 60,000 incentive units (Units) to certain employees of its subsidiary in China to afford these employees the benefit of any appreciation in the value of the Company. The Units have a five year term and vest upon the satisfaction of a service period criteria of up to four years and a performance condition requirement of a qualifying liquidity event (initial public offering or change of control). Upon vesting, the recipients of Units are entitled to a bonus based on the difference between the fair value of the Company’s stock and the base value set forth in their respective Incentive Units Agreements. In April 2011, the Company’s subsidiary in China granted 33,000 Units with base values ranging from $4.90 to $11.73 and a total grant date fair value of $0.3 million. The Company determined that as of June 30, 2011, the performance condition is not probable of achievement and is outside of the control of the Company, and accordingly, it has not recorded any compensation expense for these incentive units. Upon the occurrence of a qualifying liquidity event, the Company will record a liability equal to the fair value of the vested incentive units and will re-measure the liability for changes in the fair value at each reporting period and record the unrecognized compensation expense over the remaining service vesting period using an accelerated attribution method.

Secondary Market Transaction

In January 2011, certain of the Company’s current and former employees sold an aggregate of 863,832 shares of common stock to a nonrelated investment group, for $12.00 per share.

9.	Income Taxes

The domestic and foreign components of loss before provision for income taxes were as follows (in thousands):

				Six Months Ended
	Years Ended December 31,			June 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)

Domestic	$(17,439)	$(19,225)	$(25,666)	$(14,114)	$(9,556)
Foreign	—	—	(97)	—	(433)

Total	$(17,439)	$(19,225)	$(25,763)	$(14,114)	$(9,989)

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in operations follows:

	Year Ended December 31,
	2008	2009	2010

Expected income tax benefit using U.S. federal statutory rate	34.0%	34.0%	34.0%
Change in the valuation allowance	(34.0)	(34.0)	(34.0)

	0.0%	0.0%	0.0%

Components of the Company’s deferred tax assets and liabilities are as follows:

	2009	2010

Net operating loss carryforwards	$20,300	$28,693
Research and development tax credit carryforwards	897	1,389
Deferred revenue	556	1,785
Depreciation	(574)	(811)
Other	(72)	188

Net deferred tax assets	21,107	31,244
Deferred tax asset valuation allowance	(21,107)	(31,244)

	$—	$—

No provision for federal or state income taxes has been recorded, as the Company has incurred cumulative net operating losses since inception. As of December 31, 2009 and 2010, the Company had federal net operating loss carryforwards of approximately $50.5 million and $72.8 million, respectively. The federal net operating loss carryforwards will expire at various dates beginning in the year 2026 through 2031. As of December 31, 2009 and 2010, the Company had state net operating loss carryforwards of approximately $50.3 million and $72.6 million, respectively. State net operating loss carryforwards will expire at various dates beginning in 2011 through 2016. At December 31, 2009 and 2010, the Company had approximately $0.9 million and $1.4 million, respectively, of federal and state research and development tax credit carryforwards available to reduce future income taxes payable, which will expire at various dates beginning in the year 2021 through 2031.

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. As required by the provisions of ASC 740, management has determined that it is more-likely-than-not that the Company will not utilize the benefits of federal and state deferred tax assets for financial reporting purposes. Accordingly, the deferred tax assets have been fully reserved at December 31, 2009 and 2010. The valuation allowance increased approximately $8.4 million and $10.1 million during the years ended December 31, 2009 and 2010, respectively, due primarily to the increase in the net operating loss carryforwards and research and development tax credits.

Utilization of net operating loss carryforwards and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986 (Section 382), as well as similar state provisions. These ownership changes may limit the amount of net operating loss carryforwards and research and development credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. The Company has

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

completed several financings since its inception which may have resulted in a change in control as defined by Section 382, or could result in a change in control in the future.

The Company has not, as yet, conducted a study of its research and development credit carryforwards. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no material impact to the consolidated balance sheets or statements of operations if an adjustment were required.

Effective January 1, 2009, the Company adopted new accounting guidance related to accounting for uncertainty in income taxes. The Company’s reserves related to taxes are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more-likely-than-not to be realized following resolution of any potential contingencies present related to the tax benefit. As a result of the implementation of the new guidance, the Company recognized no material adjustment for unrecognized income tax benefits. At the adoption date of January 1, 2009, and also at December 31, 2009 and 2010 and June 30, 2011, the Company had no unrecognized tax benefits.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of January 1, 2009 and December 31, 2009 and 2010, and also as of June 30, 2011, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s consolidated statements of operations.

The statute of limitations for assessment by the Internal Revenue Service (IRS) and state tax authorities is open for tax years ending December 31, 2006, 2007, 2008, and 2009, although carryforward attributes that were generated prior to tax year 2006 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. There are currently no federal or state audits in progress.

10.	Commitments and Contingencies

Operating Leases

The Company leases various facilities under leases that expire at varying dates through 2014. Certain of these leases contain renewal options, and require the Company to pay operating costs, including property taxes, insurance, and maintenance.

The Company has lease agreements to rent office space in Boston, Massachusetts (corporate headquarters) Lewiston, Maine, Princeton, New Jersey, and Beijing, China, expiring in 2014 or earlier. The Company has a lease agreement to rent data center space in Wakefield, Massachusetts, expiring in 2015. The terms of the Boston and Maine office leases as well as the Wakefield data center lease include escalating rent and a free rent period. Accordingly, the Company recorded a deferred rent liability related to the free rent and escalating rent payments and rent is being recognized on a straight-line basis over the terms of the leases. At December 31, 2009 and 2010 and at June 30, 2011, $0.1 million, $0.2 million, and $0.3 million, respectively, are included in accrued expenses and other long-term liabilities related to the deferred rent.

The Company also maintains a hosting service agreement with a third-party data center vendor that is subject to annual renewal.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

Future non-cancellable minimum lease payments under all operating leases as of December 31, 2010, are as follows (in thousands):

	Facilities	Data Center
Years Ended December 31,	Leases	Lease	Total

2011	$631	$698	$1,329
2012	651	725	1,376
2013	670	501	1,171
2014	338	—	338

	$2,290	$1,924	$4,214

In May 2011, the Company entered into a lease for a new customer support facility in Lewiston, Maine that expires on or about June 1, 2016. This lease contains a termination option in favor of the Company at any time after May 31, 2013, contains a renewal option for an additional two years, and requires the Company to pay a proportion of increases in operating expenses and real estate taxes after January 1, 2013.

In June 2011, the Company entered into a turn-key datacenter lease with a third-party data center vendor that expires on or about August 31, 2015, subject to extension at the Company’s option.

In June 2011, the Company assumed the lease for a small office in Princeton, New Jersey that expires on August 31, 2012

Litigation

In August 2010 Oasis Research, LLC filed a lawsuit against the Company and many other companies in the U.S. District Court for the Eastern District of Texas, alleging, with respect to the Company, that the Company’s online backup storage services infringe four patents held by Oasis Research LLC. Oasis Research seeks an award for damages in an unspecified amount. Neither the ultimate outcome of this litigation nor an estimate of a probable loss or any reasonably possible losses can be assessed at this time. The Company intends to defend itself vigorously.

In the ordinary course of business the Company is involved in litigation incidental to its business; however, the Company’s management is not aware of any pending legal proceeding or other loss contingency, whether asserted or unasserted, affecting the Company for which it might become liable or the outcome of which management expects to have a material impact on the Company.

Other Non-cancellable Commitments

As of December 31, 2010, the Company had non-cancelable commitments of $4.5 million payable in 2011, and $0.6 million payable in 2012 and 2013, primarily consisting of radio advertising agreements and data center hosting arrangements.

11.	Retirement Plan

The Company has established a 401(k) defined contribution plan for its employees who meet certain employment status and age requirements. Contributions up to a 15% maximum of each covered employee’s salaries were permitted. The Company has not contributed to this plan for the years ended December 31, 2008, 2009, and 2010 and the six months ended June 30, 2011.

Carbonite, Inc.

Notes to Consolidated Financial Statements—(Continued)

12.	Related Party Transactions

One investor in the Company’s Series A, Series A-1, Series A-2, Series B, Series B-2, and Series D financing is also the Company’s Assistant Secretary and primary legal counsel. Legal fees paid to this firm totaled $0.5 million, $0.5 million and $1.1 million for the years ended December 31, 2008, 2009, and 2010, respectively. Legal fees paid to this firm during the six months ended June 30, 2011 totaled $2.1 million. At December 31, 2009 and 2010 and at June 30, 2011, the Company had outstanding payables and accruals to the legal firm of $0.4 million, $0.5 million and $0.8 million, respectively.

One of the Company’s Directors has previously provided business development consulting services to the Company through the year 2008. During the year ended December 31, 2008, the Company recorded an expense of $2 thousand for amounts owned to him by issuing him 1,500 shares of common stock at the fair value of $1.27.

13.	Revolving Credit Facility

In May 2011, the Company entered into a revolving line of credit with a bank pursuant to which the Company may borrow up to $15 million. Advances under the line of credit bear interest on the outstanding daily balance, at an annual rate equal to the lender’s prime reference rate plus 1%. The Company has pledged its accounts receivable, equipment, and shares of its subsidiaries to the lender to secure its obligations under the credit facility, and has also agreed not to grant a security interest in or pledge its intellectual property to any third party. The credit facility contains customary events of default, conditions to borrowings and restrictive covenants, including restrictions on the Company’s ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make distributions to stockholders, make investments, or enter into certain types of related party transactions. The credit facility also includes financial and other covenants including covenants to maintain a minimum adjusted net worth and a minimum number of total subscribers. To date, the Company has not borrowed any amounts under this $15 million revolving line of credit.

14.	Subsequent Events (unaudited information)

In July 2011, the Company’s board of directors and stockholders adopted the 2011 Equity Award Plan (the Plan), which will be effective if the Company completes an initial public offering of its common stock. Under the Plan, 1,662,000 shares will initially be reserved for stock-based compensation awards with automatic annual increases equal to the lesser of 4% of the common shares outstanding or 1,500,000 shares.

In July 2011, the Company’s board of directors and stockholders approved an increase in the number of authorized shares of common stock to 60,000,000, which will be reduced to 45,000,000 upon completion of the Company’s initial public offering.

In July 2011, the Company’s board of directors granted options to purchase 186,750 shares of common stock. The exercise price of 156,750 of these options will be set at the offering price of the Company’s initial public offering, unless the offering is delayed past August 15, 2011, in which case the board of directors may set an exercise price equal to the fair value of the Company’s common stock at a future date. The exercise price of 30,000 of these options will be the initial public offering price in the initial public offering, and such options will vest only if the offering is completed.

In July 2011, the Company’s subsidiary in China granted 5,000 Units with terms identical to those granted in April 2011, except with a base value equal to the initial public offering price in the Company’s planned initial public offering, unless the offering is delayed past August 15, 2011, in which case the board of directors of the Company may set a base value equal to a valuation of the Company’s common stock to be established by the board of directors on or about the date the base value is set.

Already more than ***1 million*** *customers strong.**

Already used in over ***100*** *countries.**

Already more than ***100 billion*** *files backed up.**

Already more than ***7 billion*** *files restored.**

CARBONITE™
Back it up. Get it back.™

*Information presented is as of June 30, 2011

6,250,000 Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch	J.P. Morgan

William Blair & Company	Canaccord Genuity	Oppenheimer & Co.	Pacific Crest Securities

, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by the registrant.

Item	Amount

SEC registration fee		$14,186
FINRA filing fee		$12,719
Initial listing fee		$25,000
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Blue Sky fees and expenses	$	*
Miscellaneous fees and expenses	$	*
Total	$	*

*	To be furnished by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, we have entered into indemnification agreements with our directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, the registrant made sales of the following unregistered securities:

Sales of preferred stock

In December 2009 and January 2010, the registrant sold an aggregate of 585,790 shares of its Series D Preferred Stock to a total of 30 accredited investors at a purchase price of approximately $34.14 per share and for an aggregate purchase price of approximately $20.0 million.

In August 2008, the registrant sold an aggregate of 1,162,579 shares of its Series C Preferred Stock to a total of 24 accredited investors at a purchase price of approximately $18.23 per share and for an aggregate purchase price of approximately $21.2 million.

Option and common stock issuances

From January 1, 2008 through June 30, 2011, the registrant granted to its employees, consultants, and other service providers options to purchase an aggregate of 1,532,050 shares of common stock under the registrant’s Amended and Restated 2005 Stock Incentive Plan, at exercise prices ranging from $1.26 to $11.73 per share.

From January 1, 2008 through June 30, 2011, the registrant granted to certain executive officers and directors options to purchase an aggregate of 1,109,898 shares of common stock under the registrant’s Amended and Restated 2005 Stock Incentive Plan, at exercise prices ranging from $1.26 to $5.15 per share.

From January 1, 2008 through June 30, 2011, the registrant issued and sold to its employees, consultants and other service providers an aggregate of 558,039 shares of common stock upon the exercise of options under the registrant’s Amended and Restated 2005 Stock Incentive Plan at exercise prices ranging from $0.33 to $5.15 per share, for an aggregate exercise price of $470,880.

From January 1, 2008 through June 30, 2011, the registrant issued and sold to certain executive officers and directors an aggregate of 614,976 shares of common stock upon the exercise of options under the registrant’s Amended and Restated 2005 Stock Incentive Plan at exercise prices ranging from $0.33 to $2.64 per share, for an aggregate exercise price of $726,489.

On July 12, 2011 and July 20, 2011, the registrant granted to its employees, consultants, and other service providers options to purchase an aggregate of 115,750 shares of common stock, and granted to certain executive officers and directors options to purchase an aggregate of 71,000 shares of common stock, in each case under the registrant’s Amended and Restated 2005 Stock Incentive Plan. The exercise price of 156,750 these options will be the initial public offering price in this offering, unless the offering is delayed past August 15, 2011, in which case the registratant’s board of directors may set an exercise price equal to a valuation of the registrant’s common stock to be established by the board of directors on or about the date the price is set. The exercise price of 30,000 of the options granted to certain of the registrant’s directors will be the initial public offering price in this offering, and such options will vest only if this offering is completed.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. The registrant believes that all recipients of securities in these transactions were accredited investors, sophisticated investors, or had adequate access, through their relationships with the registrant, to information about the registrant. The sales of these securities were made without any general solicitation or advertising. No underwriters were involved in the issuance of these securities.

Item 16.	Exhibits and Financial Statements

(a)	Exhibits

Exhibit
Number		Description of Exhibit

1	.1#	Form of Underwriting Agreement.
3	.1#	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of the offering.
3	.2#	Form of Amended and Restated Bylaws to be in effect upon completion of the offering.
4	.1#	Form of Common Stock Certificate.
4	.2#	Third Amended and Restated Investors’ Rights Agreement by and among Carbonite, Inc. and the persons and entities listed on Exhibit A attached thereto, dated as of December 24, 2009.
5.1		Form of Opinion of Foley & Lardner LLP.
10	.1+#	Amended and Restated 2005 Stock Incentive Plan and Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement, and Stock Restriction Agreement under the Amended and Restated 2005 Stock Incentive Plan.
10	.2+#	2011 Equity Award Plan and Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement, and Stock Restriction Agreement under the 2011 Stock Incentive Plan, to be effective upon completion of the offering.
10	.3+#	Form of Indemnification Agreement by and between Carbonite, Inc. and each of its directors and executive officers.
10	.4+#	Severance Agreement with David Friend, dated as of May 3, 2011.
10	.5+#	Severance Agreement with Jeffry Flowers, dated as of May 4, 2011.
10	.6+#	Offer and Employment Agreement with Andrew Keenan, dated as of April 27, 2007.
10	.6A+#	Amendment to Offer and Employment Agreement with Andrew Keenan, dated as of May 5, 2011.
10	.7+#	Offer Letter with Swami Kumaresan, dated as of September 7, 2007.
10	.7A+#	Amendment to Offer Letter with Swami Kumaresan, dated as of April 18, 2011.
10	.8#	Office Lease with Trustees of Church Realty, dated as of June 25, 2009.
10	.9#	Office Lease with Church Realty Trust, dated as of May 20, 2010.
10	.10†#	Colocation/Interconnection License with Markley Boston, LLC, dated as of August 20, 2006.
10	.10A†#	First Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of October 31, 2006.
10	.10B†#	Second Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of January 9, 2008.
10	.10C†#	Third Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of October 31, 2008.
10	.11#	Master Services Agreement with Internap Network Services, Corp., executed on or about December 3, 2008.
10	.12#	Loan and Security Agreement with Comerica Bank, dated as of May 11, 2011.
10	.13#	Commercial Lease with Lewiston Properties, LLC, dated as of May 13, 2011.
10	.14†#	Turn Key Datacenter Lease with GIP Wakefield, LLC, dated as of June 3, 2011.
10	.15#	Carbonite (China) Co., Ltd. Incentive Unit Plan and Form of Incentive Units Agreement under the Incentive Unit Plan.
21	.1#	List of subsidiaries.
23.1		Consent of Foley & Lardner LLP (included in Exhibit 5.1).
23.2		Consent of Ernst & Young LLP, independent registered public accounting firm.
24	.1#	Power of Attorney.
24	.2#	Power of Attorney.

*	To be filed by amendment.

+	Indicates a management contract or compensatory plan.

†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

#	Previously filed.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 28th day of July, 2011.

CARBONITE, INC.

By:	/s/ David Friend
David Friend
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ David Friend David Friend		Chief Executive Officer and Director (Principal Executive Officer)	July 28, 2011

/s/ Andrew Keenan Andrew Keenan		Chief Financial Officer (Principal Financial and Accounting Officer)	July 28, 2011

* Jeffry Flowers		Director	July 28, 2011

* Gary Hromadko		Director	July 28, 2011

* Charles Kane		Director	July 28, 2011

* Todd Krasnow		Director	July 28, 2011

* William G. Nelson		Director	July 28, 2011

* Pravin Vazirani		Director	July 28, 2011

*By:	/s/ David Friend David Friend, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1	.1#	Form of Underwriting Agreement.
3	.1#	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of the offering.
3	.2#	Form of Amended and Restated Bylaws to be in effect upon completion of the offering.
4	.1#	Form of Common Stock Certificate.
4	.2#	Third Amended and Restated Investors’ Rights Agreement by and among Carbonite, Inc. and the persons and entities listed on Exhibit A attached thereto, dated as of December 24, 2009.
5.1		Form of Opinion of Foley & Lardner LLP.
10	.1+#	Amended and Restated 2005 Stock Incentive Plan and Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement, and Stock Restriction Agreement under the Amended and Restated 2005 Stock Incentive Plan.
10	.2+#	2011 Equity Award Plan and Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement, and Stock Restriction Agreement under the 2011 Stock Incentive Plan, to be effective upon completion of the offering.
10	.3+#	Form of Indemnification Agreement by and between Carbonite, Inc. and each of its directors and executive officers.
10	.4+#	Severance Agreement with David Friend, dated as of May 3, 2011.
10	.5+#	Severance Agreement with Jeffry Flowers, dated as of May 4, 2011.
10	.6+#	Offer and Employment Agreement with Andrew Keenan, dated as of April 27, 2007.
10	.6A+#	Amendment to Offer and Employment Agreement with Andrew Keenan, dated as of May 5, 2011.
10	.7+#	Offer Letter with Swami Kumaresan, dated as of September 7, 2007.
10	.7A+#	Amendment to Offer Letter with Swami Kumaresan, dated as of April 18, 2011.
10	.8#	Office Lease with Trustees of Church Realty, dated as of June 25, 2009.
10	.9#	Office Lease with Church Realty Trust, dated as of May 20, 2010.
10	.10 †#	Colocation/Interconnection License with Markley Boston, LLC, dated as of August 20, 2006.
10	.10A †#	First Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of October 31, 2006.
10	.10B †#	Second Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of January 9, 2008.
10	.10C †#	Third Amendment to Colocation/Interconnection License with Markley Boston, LLC, dated as of October 31, 2008.
10	.11#	Master Services Agreement with Internap Network Services, Corp., executed on or about December 3, 2008.
10	.12#	Loan and Security Agreement with Comerica Bank, dated as of May 11, 2011.
10	.13#	Commercial Lease with Lewiston Properties, LLC, dated as of May 13, 2011.
10	.14†#	Turn Key Datacenter Lease with GIP Wakefield, LLC, dated as of June 3, 2011.
10	.15#	Carbonite (China) Co., Ltd. Incentive Unit Plan and Form of Incentive Units Agreement under the Incentive Unit Plan.
21	.1#	List of subsidiaries.
23.1		Consent of Foley & Lardner LLP (included in Exhibit 5.1).
23.2		Consent of Ernst & Young LLP, independent registered public accounting firm.
24	.1#	Power of Attorney.
24	.2#	Power of Attorney.

*	To be filed by amendment.

+	Indicates a management contract or compensatory plan.

†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

#	Previously filed.